TRADUCCION PUBLICA

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

Financial Statements
For the period of three months
ended March 31, 2003
presented in comparative format

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                               Table of Contents
                 Financial Statements and Limited Review Report
                        presented in comparative format
                  Report of the Supervisory Syndics Committee
              For the period of three months ended March 31, 2003.
                             System established by
     Technical Regulations (N.T.2001) of the National Securities Commission

Heading                                                                       1

Consolidated Statement of Financial Condition                                 2

Consolidated Memorandum Accounts                                              5

Consolidated Income Statement                                                 6

Consolidated Statement of Cash Flows                                          8

Notes to the Consolidated Financial Statements                                9

Statement of Financial Condition                                             53

Income Statement                                                             54

Statement of Changes in Shareholders' Equity                                 55

Statement of Cash Flows                                                      56

Notes to the Financial Statements                                            57

Schedules                                                                    94

Information  required  in  addition  to the  Notes  to  the  Financial
Statements   by  Section  68  of  the  Buenos  Aires  Stock   Exchange
regulations                                                                 101

Supplementary  and  Explanatory  Statement  by the Board of  Directors
required  by Section 2 of the  Accounting  Documentation  Rules of the
Cordoba Stock Exchange Regulations                                          104

Informative Review                                                          107

Report of the Supervisory Syndics Committee

Limited Review Report

Name:                         Grupo Financiero Galicia S.A.
Legal domicile:               Tte. Gral. Juan D. Peron  N(0)456 - Piso 2(0)
                              Autonomous City of Buenos Aires

Principal line of business:   Financial and Investment activities

5th fiscal year
For the period of three months ended March 31, 2003, presented in comparative format


DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

By-laws:                      September 30, 1999

Date of more recent amendment
to By-laws:                   July 3, 2001

Registration number with the
Corporation Control
Authority:                    8,569

Sequential Number -
Corporation Control
Authority:                    1,671,058

Date of expiry of the
Company's by-laws:            June 30, 2100

Name of Controlling Company:  EBA HOLDING S.A.

Principal line of business:   Financial and Investment activities

Interest held by the
Controlling Company in the
Shareholders' equity as of
March 31, 2003:               25.74%

Percentage of votes to which
the Controlling Company is
entitled as of March 31,
2003:                         63.42%

===========================================================================================================
                 CAPITAL STATUS as of March 31, 2003 (Note 8 to the Financial Statements)
                                (figures stated in thousands of US dollars)
-----------------------------------------------------------------------------------------------------------
                                                   Shares
-----------------------------------------------------------------------------------------------------------
   Quantity                    Type             Voting rights per        Subscribed              Paid up
                                                      share
-----------------------------------------------------------------------------------------------------------
                     Ordinary  class "A", face
  281,221,650        value of 0.0003                    5                  94,370                 94,370
-----------------------------------------------------------------------------------------------------------
                     Ordinary  class "B", face
  811,185,367        value of 0.0003                    1                 272,210                272,210
-----------------------------------------------------------------------------------------------------------

1,092,407,017                                                             366,580                366,580
===========================================================================================================

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                   as of March 31, 2003 and December 31, 2002
                  (figures stated in thousands of US dollars)

                                                                                        3.31.03              12.31.02
                                                                                  -------------------------------------------
ASSETS
A.   CASH AND DUE FROM BANKS                                                            192,326               183,256
                                                                                  -------------------------------------------
      -Cash                                                                              83,411                81,311
      -Banks and correspondents                                                         108,603               101,827
      -Other                                                                                312                   118
                                                                                  -------------------------------------------
B.   GOVERNMENT AND CORPORATE SECURITIES                                                551,552               613,626
                                                                                  -------------------------------------------
     -Holdings of investment account securities                                         491,716               561,398
     -Holdings of trading securities                                                      1,592                 2,163
     -Unlisted government securities                                                     57,376                49,206
     -Investments in listed corporate securities                                          2,855                 3,166
     -Allowances                                                                         (1,987)               (2,307)
                                                                                  -------------------------------------------
C.   LOANS                                                                            3,166,494             3,216,256
                                                                                  -------------------------------------------
     -To the non-financial public sector                                              2,549,389             2,580,544
     -To the financial sector                                                            52,807                45,216
     -To the non-financial private sector and residents abroad                          996,002             1,070,155
      -Overdrafts                                                                        68,058                71,676
      -Notes                                                                            278,771               311,032
      -Mortgage loans                                                                   237,167               256,108
      -Pledge loans                                                                      16,684                20,254
      -Consumer loans                                                                    28,954                40,263
      -Credit cards                                                                     193,503               196,019
      -Other                                                                             54,321                57,744
      -Accrued Interest and quotation differences receivable                            122,784               121,429
      -Documented interest                                                               (3,548)               (3,635)
      -Unallocated collections                                                             (692)                 (735)
     -Allowances for loan losses                                                        (431,704)            (479,659)
                                                                                  -------------------------------------------
D.   OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                              2,706,582            3,101,531
                                                                                  -------------------------------------------
     -Argentine Central Bank                                                              22,455                18,761
     -Amounts receivable for spot and forward sales to be settled                             47                   645
     -Securities receivable under spot and forward purchases to be settled                    46                   227
     -Unlisted negotiable obligations                                                     49,639                55,166
     -Other receivables not included in the debtor classification regulations          2,487,973             2,798,170
     -Other receivables included in the debtor classification regulations                118,138               235,219
     -Accrued interest receivable not included in the debtor classification
      regulations                                                                         36,547                 2,300
     -Accrued interest receivable included in the debtor classification
      regulations                                                                          2,968                   340
     -Allowances                                                                         (11,231)               (9,297)

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                   as of March 31, 2003 and December 31, 2002
                  (figures stated in thousands of US dollars)

                                                                                        3.31.03              12.31.02
                                                                                  -------------------------------------------
E.   ASSETS UNDER FINANCIAL LEASES                                                        6,990                 7,597
                                                                                   -------------------------------------------
     -Assets under financial leases                                                       7,786                 8,423
     -Allowances                                                                           (796)                 (826)
                                                                                   -------------------------------------------
F.   EQUITY INTERESTS IN OTHER COMPANIES                                                 31,601                34,985
                                                                                   -------------------------------------------
     -In financial institutions                                                          87,057                87,955
     -Other                                                                              50,407                51,547
     -Allowances                                                                       (105,863)             (104,517)
                                                                                   -------------------------------------------
G.   MISCELLANEOUS RECEIVABLES                                                          136,072               107,882
                                                                                   -------------------------------------------
     -Receivables for assets sold                                                            90                   222
     -Other                                                                             126,394               117,462
     -Accrued interest on receivables for assets sold                                         1                     1
     -Other accrued interest receivable                                                  19,336                    54
     -Allowances                                                                         (9,749)               (9,857)
                                                                                   -------------------------------------------
H.   FIXED ASSETS                                                                       181,597               186,018
                                                                                   -------------------------------------------
I.   MISCELLANEOUS ASSETS                                                                57,643                61,197
                                                                                   -------------------------------------------
J.   INTANGIBLE ASSETS                                                                  256,514               107,367
                                                                                   -------------------------------------------
     -Goodwill                                                                           53,223                56,617
     -Organization and development expenses                                             203,291                50,750
                                                                                   -------------------------------------------
K.   UNALLOCATED ITEMS                                                                    5,751                 7,893
                                                                                   -------------------------------------------
     TOTAL ASSETS                                                                     7,293,122             7,627,608
                                                                                   ===========================================

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                   as of March 31, 2003 and December 31, 2002
                  (figures stated in thousands of US dollars)

                                                                                         3.31.03              12.31.02
                                                                                   -------------------------------------------
LIABILITIES
                                                                                   -------------------------------------------
L.   DEPOSITS                                                                          1,599,524             1,588,222
                                                                                   -------------------------------------------
     -Non-financial public sector                                                          1,020                 2,626
     -Financial sector                                                                       972                   989
     -Non-financial private sector and residents abroad                                1,597,532             1,584,607
      -Current accounts                                                                  247,727               247,836
      -Savings accounts                                                                  127,461               115,892
      -Time deposits                                                                     702,131               734,518
      -Other                                                                             380,996               350,580
      -Accrued interest and quotation differences payable                                139,217               135,781
                                                                                   -------------------------------------------
M.   OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                              4,737,751             4,975,287
                                                                                   -------------------------------------------
     -Argentine Central Bank                                                           2,718,260             2,720,156
      -Rediscounts to cover lack of liquidity                                          1,867,291             1,828,819
      -Other                                                                             850,969               891,337
     -Banks and international entities                                                   933,367             1,068,694
     -Unsubordinated negotiable obligations                                              551,180               635,958
     -Amounts payable for spot and forward purchases to be settled                            45                   716
     -Securities to be delivered under spot and forward sales to be settled               36,096                41,789
     -Loans from domestic financial institutions                                          62,657                67,541
     -Other                                                                              315,651               347,000
     -Accrued interest and quotation differences payable                                 120,495                93,433
                                                                                   -------------------------------------------
N.   MISCELLANEOUS LIABILITIES                                                            85,946                83,861
                                                                                   -------------------------------------------
     -Dividends payable                                                                       15                    15
     -Fees                                                                                   956                   743
     -Other                                                                               84,975                83,103
                                                                                   -------------------------------------------
O.   PROVISIONS                                                                          302,950               398,735
                                                                                   -------------------------------------------
P.   UNALLOCATED ITEMS                                                                     1,166                 3,503
                                                                                   -------------------------------------------
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                                   29,479                28,122
                                                                                   -------------------------------------------
          TOTAL LIABILITIES                                                            6,756,816             7,077,730
                                                                                   ===========================================
SHAREHOLDERS' EQUITY                                                                     536,306               549,878
                                                                                   -------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                             7,293,122             7,627,608

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                        Consolidated Memorandum Accounts
                   as of March 31, 2003 and December 31, 2002
                  (figures stated in thousands of US dollars)

                                                                                         3.31.03              12.31.02
                                                                                   -------------------------------------------

DEBIT                                                                                  9,431,410             8,010,824
                                                                                   ===========================================
CONTINGENT                                                                             6,997,311             5,372,073
                                                                                   -------------------------------------------
Guarantees received                                                                    4,931,687             3,278,265
Contingencies re. contra items
Loans obtained (unused balances)                                                       2,065,624             2,093,808
                                                                                   -------------------------------------------
CONTROL                                                                                2,406,182             2,607,992
                                                                                   -------------------------------------------
Uncollectible loans                                                                      286,247               260,582
Other                                                                                  2,093,052             2,304,278
Control re. contra items                                                                  26,883                43,132
                                                                                   -------------------------------------------
DERIVATIVES                                                                                4,246                 4,861
                                                                                   -------------------------------------------
"Notional" value of put options bought                                                     3,507                 4,015
Derivatives re. contra items                                                                 739                   846
                                                                                   -------------------------------------------
TRUST ACCOUNTS                                                                             23,671               25,898
                                                                                   -------------------------------------------
Trust funds                                                                                23,671               25,898
                                                                                   -------------------------------------------
CREDIT                                                                                  9,431,410            8,010,824
                                                                                   ===========================================

                                                                                   -------------------------------------------
CONTINGENT                                                                              6,997,311            5,372,073
                                                                                   -------------------------------------------
Loans granted (unused balances)                                                            60,074               57,396
Guarantees provided to the Argentine Central Bank                                       1,874,809            1,890,540
Other guarantees provided included in the debtor classification regulations             1,808,792               84,658
Other guarantees provided not included in the debtor classification regulations             8,128                9,277
Other included in the debtor classification regulations                                    41,369               51,937
Other                                                                                           8                    -
Contingencies re. contra items                                                          3,204,131            3,278,265
                                                                                   -------------------------------------------
CONTROL                                                                                 2,406,182            2,607,992
                                                                                   -------------------------------------------
Valuables to be credited                                                                   26,829               43,070
Other                                                                                          54                   62
Control re. contra items                                                                2,379,299            2,564,860
                                                                                   -------------------------------------------
DERIVATIVES                                                                                 4,246                4,861
                                                                                   -------------------------------------------
"Notional" value of call options written                                                      739                    -
"Notional" value of put options written                                                         -                  846
Derivatives re. contra items                                                                3,507                4,015
                                                                                   -------------------------------------------
TRUST ACCOUNTS                                                                             23,671               25,898
                                                                                   -------------------------------------------
Trust liabilities re. Contra items                                                         23,671               25,898

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                         Consolidated Income Statement
                         For the period of three months
              commenced January 1, 2003 and ended March 31, 2003.
          Presented in comparative format with the same period of the previous fiscal year
                  (Figures stated in thousands of US dollars)

                                                                                         3.31.03               3.31.02
                                                                                  --------------------------------------------
A.   FINANCIAL INCOME                                                                    224,049               820,847
                                                                                  --------------------------------------------
     Interest on cash and due from banks                                                       2                   189
     Interest on loans to the financial sector                                            10,416                 1,904
     Interest on overdraft facilities                                                      4,012                10,013
     Interest on notes                                                                    10,258                18,408
     Interest on mortgage loans                                                            5,325                20,011
     Interest on pledge loans                                                                214                 3,678
     Interest on credit card loans                                                        10,036                27,207
     Interest on other loans                                                               1,983                17,161
     Interest on other receivables resulting from financial brokerage                     11,628                 8,793
     Net income from government and corporate securities                                  11,778                56,618
     Net income from secured loans - Decree 1387/01                                       11,833                40,112
     Adjustment from application of adjusting index CER                                  132,925               156,471
     Other                                                                                13,639               460,282
                                                                                  --------------------------------------------
B.   FINANCIAL EXPENSES                                                                  317,505               586,579
                                                                                  --------------------------------------------
     Interest on current account deposits                                                  1,471                   480
     Interest on savings account deposits                                                    210                   970
     Interest on time  deposits                                                           20,528                24,893
     Interest on loans from financial sector                                                 614                 6,476
     Interest on other liabilities resulting from financial brokerage                     29,213                63,714
     Other interest                                                                       40,770                40,945
     Adjustment from application of adjusting index CER                                   47,230                95,908
     Other                                                                               177,469               353,193
                                                                                  --------------------------------------------
     GROSS BROKERAGE MARGIN                                                              (93,456)              234,268
                                                                                  ============================================
C.   PROVISIONS FOR LOAN LOSSES                                                           19,871                64,980
                                                                                  --------------------------------------------
D.   INCOME FROM SERVICES                                                                 32,280                65,306
                                                                                  --------------------------------------------
     Linked with lending transactions                                                      9,910                18,609
     Linked with borrowing transactions                                                    8,862                17,615
     Other commissions                                                                       820                 1,889
     Other                                                                                12,688                27,193
                                                                                  --------------------------------------------
E.   EXPENSES FOR SERVICES                                                                 5,297                12,628
                                                                                  --------------------------------------------
     Commissions                                                                           2,823                 6,370
     Other                                                                                 2,474                 6,258

     MONETARY RESULT OF FINANCIAL BROKERAGE                                               (4,860)             (148,865)

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                         Consolidated Income Statement
                         For the period of three months
              commenced January 1, 2003 and ended March 31, 2003.
Presented in comparative format with the same period of the previous fiscal year
                  (figures stated in thousands of US dollars)

                                                                                         3.31.03               3.31.02
                                                                                  --------------------------------------------
G.   ADMINISTRATIVE EXPENSES                                                              43,128                87,464
                                                                                  --------------------------------------------
     Personnel expenses                                                                   18,477                43,356
     Directors' and syndics' fees                                                            236                   583
     Other fees                                                                              772                 2,093
     Advertising and publicity                                                               939                 1,509
     Taxes                                                                                 2,129                 5,397
     Other operating expenses                                                             17,543                29,021
     Other                                                                                 3,032                 5,505
                                                                                  --------------------------------------------
     MONETARY RESULT OF OPERATING EXPENSES                                                    28                 3,612
                                                                                  --------------------------------------------
     NET LOSS FROM FINANCIAL BROKERAGE                                                  (134,304)              (10,751)
                                                                                  ============================================
     RESULT OF MINORITY INTEREST                                                            (923)               91,460
                                                                                  --------------------------------------------
H.   MISCELLANEOUS INCOME                                                                136,915                31,611
                                                                                  --------------------------------------------
     Penalty interest                                                                        445                   486
     Loans recovered and allowances reversed                                             110,552                 4,003
     Adjustment from application of adjusting index CER                                   17,241                     -
     Other                                                                                 8,677                27,122
                                                                                  --------------------------------------------
I.   MISCELLANEOUS LOSSES                                                                 21,003               272,887
                                                                                  --------------------------------------------
     Net loss on long-term investments                                                     3,022              207,184
     Penalty interest and charges in favor of the Argentine Central Bank                       2                   25
     Provision for losses on miscellaneous receivables and other provisions                3,244               28,754
     Other                                                                                14,735               36,924
                                                                                  --------------------------------------------
     MONETARY RESULT OF OTHER OPERATIONS                                                   3,269              (55,595)
                                                                                  --------------------------------------------
     NET LOSS BEFORE INCOME TAX                                                          (16,046)            (216,162)
                                                                                  ============================================
K.   INCOME TAX                                                                            3,618                3,846
                                                                                  --------------------------------------------
     NET LOSS FOR THE PERIOD                                                             (19,664)            (220,008)

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                      Consolidated Statement of Cash Flows
                         For the period of three months
              commenced January 1, 2003 and ended March 31, 2003.
          Presented in comparative format with the same period of the previous fiscal year
                  (figures stated in thousands of US dollars)

                                                                                         3.31.03                3.31.02
                                                                                   -------------------------------------------
Changes in cash
Cash and due from banks at beginning of fiscal year                                      183,256                277,273
(Decrease) in cash                                                                         9,070              (126,216)
                                                                                   -------------------------------------------
Cash and due from banks at end of year                                                   192,326                151,057
                                                                                   ===========================================
Reasons for changes in cash
Financial income collected                                                                86,250                132,595
Income from services collected                                                            32,596                 43,124
Less:
Financial expenses paid                                                                  (85,605)              (127,229)
Expenses for services paid                                                                (5,053)                (9,475)
Administrative expenses paid                                                             (32,608)               (59,233)
                                                                                   -------------------------------------------
Cash provided by operations                                                               (4,420)               (20,218)
                                                                                   ===========================================
Other sources of cash
Net increase in deposits                                                                   8,764                      -
Net increase in other liabilities resulting from financial brokerage                           -                712,370
Net decrease in government and corporate securities                                          824                  7,039
Net decrease in loans                                                                     48,606                211,365
Net decrease in other receivables resulting from financial brokerage                       4,830                147,510
Net decrease in other assets                                                                   -                122,957
Other sources of cash                                                                     27,252                258,912
                                                                                   -------------------------------------------
Total sources of cash                                                                     90,276              1,460,153
                                                                                   -------------------------------------------
Other uses of cash
Net increase  in government and corporate securities                                           -                   (942)
Net increase in other receivables resulting from financial brokerage                           -                (35,150)
Net increase in other assets                                                             (20,048)                  (668)
Net decrease in deposits                                                                       -             (1,382,043)
Net decrease in other liabilities resulting from financial brokerage                      (2,713)                     -
Net decrease in other liabilities                                                         (7,631)                (2,936)
Other uses of cash                                                                       (45,095)               (80,380)
                                                                                   -------------------------------------------
Total uses of cash                                                                       (75,487)            (1,502,119)
                                                                                   -------------------------------------------
Monetary result of cash and due from banks                                                (1,299)               (64,032)
                                                                                   ===========================================
Net Increase/(Decrease) in cash                                                            9,070               (126,216)

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Notes to the Consolidated Financial Statements
                         For the period of three months
              commenced January 1, 2003 and ended March 31, 2003.
                        presented in comparative format
                  (figures stated in thousands of US dollars)


NOTE 1:         ARGENTINE ECONOMIC CONTEXT

               The facts and circumstances described in Note 1 to the financial statements of Grupo Financiero Galicia S.A. are also applicable to these consolidated financial statements and, therefore, are subject to the same restrictions as those mentioned in that note.

NOTE 2:        FINANCIAL STATEMENT PRESENTATION

               The consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements, observing the guidelines of Technical Pronouncements Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and General Resolution No. 434/03 of the CNV. As required by the regulations mentioned above, the financial statements are presented in comparative format with the same period of the previous year, except for the comparative information in the statement of financial condition and supplementary information to it which, in accordance with Technical Pronouncement No. 19 of the FACPCE, should be that corresponding to the closing date of the preceding full fiscal year, a disclosure criterion that has been adopted in these consolidated financial statements.
               In line with professional accounting standards and the requirements of the control bodies, these financial statements have been prepared without recognizing the changes in the purchasing power of the currency until December 31, 2001. In line with Argentine Central Bank Communique "A" 3702, Resolution 240/02 of the F.A.C.P.C.E. and Resolution 415/02 of the National Securities Commission, recognition of the effects of inflation has been resumed in these financial statements since January 1, 2002.
               To this end, the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. has been followed, restating the non-monetary items by applying the general level domestic wholesale price

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 2:        (Continued)


               index (W.P.I.) published by the National Institute of Statistics and Census (I.N.D.E.C.), and considering that the accounting measurements originated prior to December 31, 2001 are stated in the currency value as of that date.
               On April 8, 2003, Argentine Central Bank Communique "A" 3921 established that, in view of the provisions of Decree 664/03, the financial statements for fiscal years commencing as from March 25, 2003 should be stated in nominal currency. Consequently, in line with CNV Resolution No. 441/03, the Company has discontinued the restatement of its financial statements since March 1, 2003. Although this criterion is not in accordance with prevailing professional accounting standards, this departure has not produced a significant effect on the financial statements. In March 2003, a deflation rate of 0.56% was recorded.

NOTE 3:        ACCOUNTING POLICIES

               Below  are  the  most  important   accounting  policies  used  in
               preparing the consolidated financial statements:
               a.   Financial statement consolidation

                    The statements of financial condition as of March 31, 2003 and December 31, 2002, and the income statements and statements of sources and application of funds or cash flows, as the case may be, as of March 31, 2003 and 2002 of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. have been consolidated with those of Grupo Financiero Galicia S.A. on a line by line basis.

                    The principal investment of the Company is its equity interest in Banco de Galicia y Buenos Aires S.A., a financial institution subject to Argentine Central Bank regulations. For this reason the Company has adopted the disclosure criteria applied by Banco de Galicia y Buenos Aires S.A..

                    Banco de Galicia y Buenos Aires S.A. financial statements include the figures corresponding to the operations of its foreign branches and subsidiaries in Argentina and abroad, as reported in their special financial statements, which have been adapted to the valuation and disclosure standards laid down by the Argentine Central Bank and professional accounting standards prevailing in

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    Argentina. The foreign branches' and subsidiaries' financial statements originally issued in foreign currency have been converted into pesos in line with Argentine Central Bank rules, as indicated in point b.1. below, and in line with professional accounting standards.

                    The financial statements of Banco de Galicia y Buenos Aires S.A. corresponding to Argentine operations have been adjusted for inflation as mentioned in Note 2, second paragraph, to the consolidated financial statements.

                    In addition, the opening balances of Banco de Galicia y Buenos Aires S.A.'s statement of changes in shareholders' equity have been disclosed as established by Communique "A" 3800 of the Argentine Central Bank so, ad referendum of the shareholders' meeting, Banco de Galicia y Buenos Aires S.A. has absorbed the loss for the year in advance, up to the limit of the balances recorded in retained earnings and unrealized valuation difference arising from the net foreign currency position.

                    On April 30, 2003, an Ordinary and Extraordinary Meeting of Shareholders of Banco de Galicia y Buenos Aires S.A. was held, at which the absorption of the loss for the fiscal year ended December 31, 2002, restated into currency as of February 28, 2003, was approved according to the following detail:

                    with prior year retained earnings:  118,699
                    with unrealized valuation difference for the net foreign currency position: 491,254 with discretional reserves: 113,149
                    with equity adjustment fund - technical revaluations: 32,157

                    It should be noted that for purposes of disclosing the consolidated financial statements of the Company the early absorption of that loss with the balance recorded in retained earnings has not been taken into account.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)


               b.   Consistency of accounting policies

                    The accounting policies used in preparing Galicia Warrants S.A., Net Investment S.A. and Sudamericana Holding S.A. financial statements are similar to those followed by the Company.

                    The principal valuation criteria observed by Banco de Galicia y Buenos Aires S.A. were as follows:


                    b.1. - Foreign currency Assets and Liabilities
                    These are stated at the US dollar rate of exchange set by the Argentine Central Bank, prevailing at the close of operations on the last business day of each month.
                    Assets and liabilities valued in foreign currencies other than the US dollar will be converted into the latter currency using the swap rates communicated by the Argentine Central Bank's operations desk.
                    As established by professional standards and regulations prevailing in Argentina, the Bank recognized the effects of the devaluation of the Argentine peso as from January 1, 2002.


                    b.2. - Gold Bullion
                    This is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling expenses.
                    The procedure described in item b.1. was followed for translating it into Argentine currency.

                    b.3. - Government and Corporate Securities

                    b.3.a. - Government Securities
                    I) Holdings of investment accounts securities:

                    Holdings included in investment accounts have been recognized at cost, increased exponentially up to the maturity date of each service, based on their internal rate of return and the time elapsed since their inclusion in those accounts. When existing holdings of trading securities are involved, their market quotation at the close

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    of operations of the day preceding the transfer of those holdings is considered to be the cost.
                    The values thus determined will be reduced on the last day of each month by the amount of the positive difference resulting from comparing that balance with the market value of each security increased by 20%.

                    Effective January 7, 2003, Argentine Central Bank Communique "A" 3857 restricted the possibility of securities held in the Bank's portfolio being classified as holdings in investment accounts.
                    As of March 31, 2003 the difference between the market value and the carrying value of investment account securities has not been determined, because the volume traded is considered to be immaterial in relation to the total issue amount and, therefore, it is not representative of the value of the investment.
                    These holdings include National Government Bonds accruing interest at Libor and falling due in 2012, received within the framework of Sections 28 and 29 of Decree 905/02 recorded at their technical value (see Note 1 to the financial statements, section "Compensation to financial institutions". The treatment of the mentioned positive difference does not apply to these securities.
                    While this valuation criterion is followed, no cash dividends may be distributed, except for the amount of profits in excess of the difference between the carrying value and the market value of these securities. Had prevailing professional accounting standards been applied, the value of addition of those securities and of the balances to be received recorded in "Other receivables resulting from financial brokerage" would have been stated at their estimated market value (see point c.1.d.3.).

                    II) Holdings of trading securities:
                    These are stated at the closing quotation for each security at period end, plus the value of matured amortization and interest coupons receivable, less estimated selling expenses, where applicable.
                    III) Others - Listed:
                    These have been valued at their quotation, as indicated in point II) above.
                    IV) Unlisted:
                    These are valued at the acquisition cost plus income accrued up to the end of the period, where applicable.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    b.3.b. - Listed Corporate Securities
                    These are valued at the quotation prevailing at the period end, net of estimated selling expenses, where applicable.

                    b.4. Secured Loans
                    Within the framework of Decree 1387/01, Banco de Galicia y Buenos Aires S.A. has participated in the exchange of Argentine public debt securities and loans under the Promissory Note/Bond program for new loans called Secured Loans. The main differences between the instruments received and those exchanged consisted of an extension of the amortization term which was 3 years for securities originally maturing up to December 31, 2010 and a reduction of the interest rate, which was set at 70% of the contractual rate, with a maximum rate of 7% per annum for fixed-rate transactions and Libor plus 3% for floating rate loans. As established by Section 20 of the above mentioned decree, the conversion was made at the nominal value, at a rate of exchange of $ 1=US$ 1 and in the same currency as that of the converted obligation.

                    As established by the Argentine Central Bank regulations, the gain arising from the difference between the carrying value of the Secured Loans and the book value of the securities exchanged is recorded in an asset adjustment account and charged to results on a monthly basis, in proportion to the term of each of the secured loans received.

                    Had the position of government securities classified in investment accounts and presented for their exchange been valued according to professional accounting standards, the shareholders' equity of Banco de Galicia y Buenos Aires S.A. would have decreased by US$ 149,895 at the exchange date (November 5, 2001) (see point c.1.d.1.).
                    Subsequently, Decree 644 dated April 18, 2002 established the conversion to pesos of the Secured Loans originally denominated in US dollars at the exchange rate of $1.40 per US dollar, pursuant to Section 1 of Decree No. 471/02, setting new interest rates to be accrued by those secured loans, as established by Section 3 of Decree 471/02. (see
                    Note 1).
                    On March 28, 2003, the Argentine Central Bank released Communique "A" 3911 substantially modifying the accounting

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    criterion for certain financing to the public sector. This Communique establishes that Secured Loans, government securities not subject to the minimum capital requirement to cover market risk, which are mainly those which are not listed on stock exchanges, promissory notes issued by the Fiduciary Fund for the Provincial Development and other financing to the public sector, which financial institutions held in their portfolio at that date or will add to it in the future, must be recognized at the lower value arising from comparing their "present value" to their "technical value".
                    The former is defined as the "net present value" of a cash flow structure, determined under contractual conditions, and discounted at a rate of 3% set by the Argentine Central Bank until December 2003. The "technical value" is the index-adjusted amount of each instrument under contractual conditions.
                    As of March 31, 2003, if the difference between the value arising as described in the preceding paragraph (the lower of present value or technical value), and the theoretical value (balances as of February 28, 2003, which include principal amounts net of amortization, adjusted by applying the CER, where applicable, net of the adjustment account mentioned above) is positive, it is reflected in an asset adjustment account and, if negative, it is charged to results.
                    Banco de Galicia y Buenos Aires S.A. has charged US$ 70,210 to results for this item.

                    b.5. - Accrual of adjustments, interest, exchange rate differences, premiums on future transactions and variable returns
                    For foreign currency transactions and local currency transactions with a principal adjustment clause valid through April 1, 1991, as well as those with prearranged rates for less than 92 days, the accrual has been recognized on a linear basis.
                    For local currency transactions at rates arranged for longer periods, the interest has been accrued on an exponential basis.

                    For the lending and borrowing transactions originally carried out in foreign currency and converted into pesos, the pertinent adjustment from the application of the CER was accrued at period end.

                    b.6. - Assets Under Financial Leases
                    These are stated at the acquisition cost less accumulated depreciation, plus CER where applicable.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    b.7. - Equity interests in other companies

                    b.7.a. - In financial institutions and supplementary and authorized activities
                    -    Controlled companies
                    Argentine:
                    The equity investments in controlled companies are stated at their equity values.

                    The interest in Banelco S.A. has been valued according to the equity method of accounting, on the basis of financial statements as of December 31, 2002 because, at the date of these financial statements that company does not have audited financial statements. Furthermore, important developments that had an impact on the financial condition and results of that company during the time elapsed, as well as the effect of inflation, were recognized as of February 28, 2003.
                    As a result of the application of the economic measures described in Note 1 to the financial statements of Tarjetas Regionales S.A., this Company reported a deficit in its equity. This effect has been recognized in Banco de Galicia y Buenos Aires S.A.'s financial statements by recording a provision under liabilities.



                    In valuing the equity interests held in Tarjetas Regionales S.A. and Galicia Capital Markets S.A., their shareholders' equity and results have been adjusted in their financial statements due to the effect on them of the application of the deferred tax method in recognizing the income tax charge, a criterion that is not contemplated by Argentine
                    Central Bank regulations. The Shareholders' equity and results of Tarjetas Regionales S.A. amounted to US$ 10,222 and US$ 23, and those of Galicia Capital Markets S.A., to US$ (41) and US$ 416, respectively. It should be noted that those effects have been considered by Grupo Financiero Galicia S.A. in these financial statements.

                    Foreign:
                    As regards the interests in Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited, the statement made in
                    Note 1 to these

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    financial statements under section entitled "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries" has been applied.

                    -    Minority interests
                    Argentine:
                    Minority interests have been valued at cost restated as mentioned in point a. above, plus stock dividends.

                    Foreign:
                    These are reflected at the acquisition cost, plus stock dividends, recognized at their face value.
                    The procedure mentioned in point b.1. above was followed for conversion of foreign currency equity interests into local currency.
                    b.7.b. - In other companies
                    -    Minority interests
                    Argentine:
                    These equity investments are stated at their acquisition cost restated as mentioned in point a. above, plus stock dividends.

                    A valuation allowance has been set up for the amount by which it is estimated that the equity interests in Ocye S.A., Argencontrol S.A., Correo Argentino S.A., Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A. are overstated in relation to their equity value.



                    The equity interests in Net Investment S.A., Sudamericana Holding S.A. and Galicia Warrants S.A. have been valued according to the equity method of accounting.
                    The Company has valued its equity interests in Sudamericana Holding S.A. and Galicia Warrants S.A. based on financial statements prepared as of December 31, 2002 and as of January 31, 2003, respectively.

                    Foreign:
                    These are stated at the acquisition cost, plus stock dividends, recognized at their face value.
                    The procedure referred to in point b.1. above has been applied to translate foreign currency equity interests into local currency.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    b.8. - Fixed assets and miscellaneous assets
                    Fixed assets and miscellaneous assets have been valued at cost restated (see point a. above), plus the appreciation in the value of the real estate properties which include the effect of a technical revaluation made in 1981, less accumulated depreciation.
                    The depreciation of these assets is determined on the basis of their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate properties, 120 months for furniture and fixtures and 60 months for the rest of assets. The net book values of the assets, taken as a whole, are not in excess of their value to the business.

                    b.9. - Other miscellaneous assets
                    Miscellaneous   assets   are   valued   at  their   restated
                    acquisition   cost   (see   point   a.   above),   less  the
                    corresponding accumulated depreciation.

                    The effects of the variations in the purchasing power of the currency as from January 1, 2002 on those miscellaneous assets earmarked for sale and acquired through foreclosure have not been given accounting recognition.
                    The depreciation charges for these assets are calculated following the same criterion as that mentioned in the preceding section.


                    b.10. - Intangible assets
                    Intangible assets have been valued at their acquisition cost restated (see point a. above), less the corresponding accumulated amortization, calculated on the basis of their estimated useful lives expressed in months.

                    Amortization has been recognized on a straight-line basis in equal monthly installments, over a maximum of 120 months for "Goodwill" capitalized and over a maximum of 60 months for "Organization and Development Expenses".

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    Effective March 2003, Argentine Central Bank Communique "A" 3916 established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the applicability of current regulations to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree 214/02 and supplementary rules, should also be recorded under this caption, the amortization of which should take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003 (see Note 1 to financial statements).

                    b.11. - Allowance for loan losses and provision for contingencies
                    The aforementioned allowance and provision have been set up to cover Banco de Galicia y Buenos Aires S.A.'s estimated loan uncollectibility risk, based on an evaluation of the debtors' degree of compliance with their payment obligations, their economic and financial condition and the guarantees supporting the related transactions, in line with the provisions of Argentine Central Bank Communique "A" 2216 and supplementary ones.


                    b.12. - Shareholders' equity
                    1) The Shareholders' Equity accounts have been restated following the procedure mentioned in Note 2 to the consolidated financial statements, except for the "Capital Stock" and "Non-Capitalized Contributions" accounts, which have been stated at their original values. The adjustment derived from the restatement of those accounts was allocated to the "Equity Adjustment- Capital Adjustment" account. Income and expenses have been restated regardless of whether they have been collected or paid.

                    Monetary results of exposure to inflation were determined as follows:


                    a. "Monetary result of financial brokerage" includes the result of exposure to inflation generated by assets and liabilities related to the usual period of brokerage activity between the supply and demand of financial resources.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    b. "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.
                    c. "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.
                    2) As called for by Communique "A" 3703, the amount of the compensation envisaged in Decrees Nos. 214/02, 905/02 and supplementary norms, attributable to the positive difference between the Shareholders' Equity as of December 31, 2001 and that resulting from adjusting the net foreign currency position at that date converted into pesos at the exchange rate of $1.40 per US dollar, was recorded in the "Unrealized valuation difference arising from the compensation of the net foreign currency position" account.
                    In the comparative consolidated financial statements of Grupo Financiero Galicia S.A. as of March 31, 2002, that amount had been included in the results for the period, under "Financial income - Other", as established by professional accounting standards.


                    b.13. - Income tax and tax on minimum notional income

                    As of March 31, 2003, the Company did not record any income tax charge because it reported a tax loss carry-forward at that date.
                    In view of the fact that Banco de Galicia y Buenos Aires S.A. determined an income tax loss carry forward in the fiscal year ended December 31, 2002, it is required to pay the tax on minimum notional income.
                    Notwithstanding this, no tax charge has been expensed because the amounts that are ultimately paid may be computed, until they are fully used up, as a payment on account of income tax to be determined within the next ten fiscal years following the payment date.
                    The income tax charge has been determined in accordance with Argentine Central Bank regulations, which do not contemplate the application of the deferred tax method. However, the consolidated financial statements include the effect of this accounting criterion on Grupo Financiero Galicia S.A. and its subsidiaries.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    b.14. - Dismissal Indemnities
                    Banco de Galicia y Buenos Aires S.A. directly expenses the dismissal indemnities.
                    The amounts that Banco de Galicia y Buenos Aires S.A. may possibly have to pay in respect of labor lawsuits are covered by a provision, which is recorded under "Liabilities
                    - Provisions for Dismissal Indemnities".

                    As of March 31, 2003 the maximum risk faced by Banco de Galicia y Buenos Aires S.A. in respect of dismissal indemnities amounted to approximately US$ 37,839. At December 31, 2002, the total amount in this respect was US$ 38,968.

               c. Differences between Argentine Central Bank regulations and professional accounting standards applicable in the Autonomous City of Buenos Aires
               Through C.D. Resolutions Nos 238/01,  243/01,  261/01, 262/01 and
               187/02, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncements Nos. 16, 17, 18, 19 and 20 with certain modifications, adding changes to the valuation and disclosure accounting standards, the application of which is mandatory for fiscal years commencing as from July 1, 2002 and the interim periods comprised in those fiscal years. Furthermore, National Securities Commission (CNV) General Resolution No. 434/03 adopted, with certain modifications, Technical Pronouncements Nos. 16 to 20 on the basis of the resolutions issued by the CPCECABA. These regulations are mandatory for fiscal years commencing as from January 1, 2003.

               At the date these financial statements were approved, the Central Bank was analyzing the scope and timing of the adoption of those regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering the new valuation and disclosure criteria added to professional accounting standards in force in the Autonomous City of Buenos Aires.

               Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards in force in the Autonomous City of Buenos Aires:

               c.1. Valuation criteria

               c.1.a. Restatement to constant currency

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

               These financial statements have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communique "A" 3921 and CNV Resolution No. 441, Banco de Galicia y Buenos Aires S.A. discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.
               As established by MD Resolution No. 10/2003 of the CPCECABA, under professional accounting standards the application of this method remains in effect.
               Nevertheless, taking into account the negative variation of 0.56% in the IPIM during March 2003, the effects derived from failure to recognize those variations in these financial statements have not been significant.

               c.1.b. Allocation of results of the conversion into pesos of the net foreign currency position as of December 31, 2001.

               As of December 31, 2002, Banco de Galicia y Buenos Aires S.A. allocated US$ 491,254 (stated in currency of February 2003) to the Unrealized Valuation Difference account, in the shareholders' equity, for the portion of the compensation received under Sections 28 and 29 of the National Executive Branch Decree 905/02, which is equivalent to the recognition of 40% of the net foreign currency position as of December 31, 2001. Under professional accounting standards in force in the Autonomous City of Buenos Aires, that amount should have been charged to the results for that fiscal year. On April 30, 2003, the Meeting of Shareholders approved the absorption of accumulated losses with that Reserve. It should be noted that Grupo Financiero Galicia S.A. has reflected this situation in its financial statements, as explained in point b.12.2 above.

               c.1.c. Accounting for income tax according to the deferred tax method

               Banco de Galicia y Buenos Aires S.A. determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

               Under professional accounting standards in force in the Autonomous City of Buenos Aires, income tax must be recognized according to the deferred tax method and, therefore, deferred tax assets or liabilities calculated on those timing differences must be recognized. In addition, unused tax loss carry-forwards or fiscal credits subject to deduction from taxable income in future fiscal years should be recognized as deferred assets, provided that taxable income is likely to be generated.

               c.1.d. Valuation of assets with the non-financial public sector

               c.1.d.1. Secured loans

               In view of Decree No. 1387/01 dated November 6, 2001, during the fiscal year ended December 31, 2001, Banco de Galicia y Buenos Aires S.A. exchanged with the National State national government securities (classified and valued as "Investment accounts", according to the criteria established by the Argentine Central
               Bank) for secured loans.
               As of March 31, 2003 and 2002, those secured loans were valued at the exchange values established by the Ministry of Economy as of November 6, 2001, plus accrued interest until period end, converted to pesos at the exchange rate of $1.40 = US$ 1 and adjusted by applying the CER.
               As of March 31, 2003, Banco de Galicia y Buenos Aires S.A. valued those assets at the lower of present or technical value, as established by Argentine Central Bank Communique "A" 3911. Considering the provisions of CD Resolution No. 290/01 of the CPCECABA, as of March 31, 2003 and 2002 these assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost as from that date, plus interest accrued until the end of each period.
               The impact of the application of this criterion has been disclosed in point b.4. above.

               c.1.d.2. Restructured loans and deposits

               Banco de Galicia y Buenos Aires S.A. valued the loans and deposits affected by the measures adopted by the National Government in line with regulations and norms enacted by the National Government and the Argentine Central Bank.
               Under the new professional accounting standards, the changes in the original terms and conditions of the loans and deposits mean a substitution

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

               of the instruments, so the new assets or liabilities must be recognized on the basis of the best estimate of the amounts receivable or payable, discounted at a market rate.

               c.1.d.3. Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

               As of March 31, 2003 and 2002, Banco de Galicia y Buenos Aires S.A. carries the government securities received and to be received in the "Government Securities - holdings in investment accounts" and Other Receivables resulting from financial brokerage - Other not included in the debtor classification regulations" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.
               In addition, there are other valued securities that are carried in investment accounts.
               Under professional accounting standards in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value, as indicated in Note b.3.a.I). At the date these financial statements were prepared, the trading volume of these securities had not been significant. Therefore, the known market values may not be representative of the realizable value of those assets.

               c.1.d.4. Allowances for receivables from the non-financial public sector

               Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

               c.2. Disclosure issues

               c.2.a. Comparative financial statements

               The new professional accounting standards establish that it is mandatory to present certain information in the basic financial statements and/or as supplementary information, which has not been included in these financial statements. Banco de Galicia y Buenos Aires S.A. should present the information in the statement of financial condition in comparative format with the same statement for the preceding full fiscal year (in this case, as

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

               of December 31, 2002). It should be noted that Grupo Financiero Galicia S.A. has conformed its individual and consolidated financial statements to those disclosure requirements, as mentioned in Note 2 to the consolidated financial statements.

               c.2.b. Restatement to constant currency of the comparative financial statements
               As established by MD Resolution No. 10/03 of the CPCECABA, the March 31, 2002 financial statements, presented for comparative purposes, should have been restated into uniform currency as of March 31, 2003, as established by applicable Technical Pronouncement No.6 of the FACPCE. As mentioned in the notes to these financial statements, the March 31, 2002 financial statements have been restated into constant currency as of February 28, 2003, as called for by Communique "A" 3921 of the Argentine Central Bank and Resolution No 441 of the CNV.

               c.2.c. Statement of cash flows
               The criterion for compiling this statement established by the Argentine Central Bank in its Circular CONAU 1 differs from that of Technical Pronouncement No. 19.

               Banco de  Galicia y Buenos  Aires  S.A.  has not  quantified  the
               effect  derived  from  the   application  of  the  new  Technical
               Pronouncements on its financial statements as of March 31, 2003.

NOTE 4:        BASIC INFORMATION CONCERNING THE CONSOLIDATED CONTROLLED ENTITIES

               The basic information concerning the controlled entities is disclosed in Note 11 and Schedule C to the financial statements of Grupo Financiero Galicia S.A..

               Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. and its controlled entity Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 4:        (Continued)

               The financial statements of Net Investment S.A. have in turn been consolidated on a line-by-line basis with the statements of financial condition, statements of income and statements of cash flows of B2Agro S.A. As of March 31, 2003, Net Investment S.A. held the following percentages of equity interests:

               ISSUING COMPANY             % OF CAPITAL      % OF VOTES
                  B2Agro S.A.                  99.99            99.99



               The financial statements of Sudamericana Holding S.A. have been adapted to cover a period of three months as of December 31, 2002, for consolidation purposes. These financial statements have in turn been consolidated on a line by line basis with the statements of financial condition, income statements and statements of cash flows of Aseguradora de Personas Galicia S.A. (formerly Hartford Seguros de Vida S.A.), Instituto de Salta Seguros de Vida S.A., Galicia Retiro Cia. de Seguros S.A., Galicia Vida Cia. de Seguros S.A., Medigap Salud S.A. (formerly Hartford Salud S.A.) and Sudamericana Asesores de Seguros S.A.. As of December 31, 2002, Sudamericana Holding S.A. held the following equity percentages:

               ISSUING COMPANY             % OF CAPITAL      % OF VOTES
               Aseguradora de Personas
                 Galicia S.A. (formerly
                 Hartford Seguros de
                 Vida S.A.                    99.99            99.99
               Instituto de Salta Seguros
                 de Vida S.A.                 99.99            99.99
               Galicia Retiro Cia. de
                 Seguros S.A.                 99.99            99.99
               Galicia Vida Cia. de
                 Seguros S.A.                 99.99            99.99
               Medigap Salud S.A.
                 (formerly Hartford
                 Salud S.A.)                  99.99            99.99
               Sudamericana Asesores
                 de Seguros S.A.              99.97            99.97


               The financial statements of Banco de Galicia y Buenos Aires S.A. as of March 31, 2003 and 2002 include the assets, liabilities and results of the controlled entities detailed below:

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 4:        (Continued)

                                                       as of March 31, 2003
               --------------------------------------------------------------------------------------------------
                                                                                          PERCENTAGE OF INTEREST
                             ISSUING COMPANY                         SHARES                      HELD IN
               ------------------------------------------ --------------------------- ---------------------------
                                                                                         TOTAL       POSSIBLE
                                                             TYPE         NUMBER        CAPITAL        VOTES
               ------------------------------------------ ------------- ------------- ------------- -------------
               BANCO GALICIA URUGUAY S.A.                  Ordinary         13,375*        100.00        100.00
               TARJETAS REGIONALES S.A.                      Ord.        70,834,138     68.218539     68.218539
                                                          Book-entry
               GALICIA CAPITAL MARKETS S.A.                  Ord.            99,990         99.99         99.99
                                                          Book-entry
               GALICIA FACTORING Y LEASING S.A.              Ord.         1,889,700         99.98         99.98
                                                          Book-entry
               AGRO GALICIA S.A.                             Ord.           247,500         99.00         99.00
                                                          Book-entry
               GALICIA VALORES S.A. SOC. DE BOLSA            Ord.           999,996         99.99         99.99
                                                          Book-entry

               * Stated at a face value of 1,000 Uruguayan pesos.



                                                    as of December 31, 2002
               ---------------------------------------------------------------------------------------------------
                                                                                         PERCENTAGE OF INTEREST
                           ISSUING COMPANY                          SHARES                      HELD IN
               ------------------------------------------ ----------------------------- --------------------------
                                                                                         TOTAL        POSSIBLE
                                                              TYPE          NUMBER       CAPITAL        VOTES
               ------------------------------------------ --------------- ------------- ------------ -------------
               BANCO GALICIA URUGUAY S.A.                   Ordinary          13,375*       100.00        100.00
               TARJETAS REGIONALES S.A.                       Ord.         70,834,138    68.218539     68.218539
                                                           Book-entry
               GALICIA CAPITAL MARKETS S.A.                   Ord.             99,990        99.99         99.99
                                                           Book-entry
               GALICIA FACTORING Y LEASING S.A.               Ord.          1,889,700        99.98         99.98
                                                           Book-entry
               AGRO GALICIA S.A.                              Ord.            247,500        99.00         99.00
                                                           Book-entry
               GALICIA VALORES S.A. SOC. DE BOLSA             Ord.            999,996        99.99         99.99
                                                           Book-entry

               * Stated at a face value of 1,000 Uruguayan pesos.

                                                       As of March 31, 2003
               -----------------------------------------------------------------------------------------------------
                                                           ASSETS     LIABILITIES    SHAREHOLDERS'       RESULTS
                                                                                         EQUITY           (**)
               ------------------------------------------ ----------- ------------- ------------------ -------------
               TARJETAS REGIONALES S.A.                      206,953       228,452           (21,499)         (973)
               GALICIA CAPITAL MARKETS S.A.                   12,285         7,702              4,583       (1,228)
               GALICIA FACTORING Y LEASING S.A.                2,042           229              1,813         (202)
               AGRO GALICIA S.A.                                  69             3                 66           (8)
               GALICIA VALORES S.A. SOC. DE BOLSA             10,394         6,350              4,044          169

               (*) See Note 3b.7.a. to the consolidated financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 4:        (Continued)

                                                     as of December 31, 2002
               -----------------------------------------------------------------------------------------------------
                              ISSUING COMPANY                 ASSETS     LIABILITIES    SHAREHOLDERS'       RESULTS
                                                                                            EQUITY           (**)
                ------------------------------------------ ----------- ------------- ------------------ -------------
                TARJETAS REGIONALES S.A.                      200,942       221,495           (20,553)      (85,051)
                GALICIA CAPITAL MARKETS S.A.                   13,108         7,290              5,818      (10,894)
                GALICIA FACTORING Y LEASING S.A.                2,280           261              2,019           602
                AGRO GALICIA S.A.                                  79             4                 75          (34)
                GALICIA VALORES S.A. SOC. DE BOLSA              5,296         1,422              3,874         1,526

               The Financial Statements of the controlled entities have been conformed to the valuation and disclosure standards laid down by the Argentine Central Bank and cover the same period as that of the financial statements of Banco de Galicia y Buenos Aires S.A..

               Banco Galicia Uruguay S.A. and Banco Galicia (Cayman) Limited have not been consolidated as of March 31, 2003, nor have they been included in the comparative information (see Note 1 to the financial statements).

               The March 31, 2003 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with those of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Tarjeta Comfiar S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.


               a) The percentages directly held in those companies' capital stock are as follows:

                                 Company                              3.31.03                  12.31.02
               ---------------------------------------------- ------------------------- -------------------------
               Tarjetas Cuyanas S.A.                                    60%                       60%
               Tarjetas del Mar S.A. (*)                               100%                      100%
               Tarjeta Naranja S.A.                                     80%                       80%
               Tarjeta Comfiar S.A.                                     60%                       60%

               (*) On May 15, 2002 Tarjetas Regionales S.A. acquired the remaining 50% of the shares and on August 9, 2002, a share in Tarjetas del Mar S.A. was sold to Tarjeta Naranja S.A..

               b) The percentages indirectly held in those companies' capital stock through the controlled entity Tarjeta Naranja S.A. are as follows:

                                Company                             3.31.03                   12.31.02
               -------------------------------------------- ------------------------- ---------------------------
               Tarjeta Comfiar S.A.                                   32%                        32%

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 4:        (Continued)

               Tarjeta Naranja S.A. financial statements for both periods have in turn been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 66.4% of voting stock.

               Furthermore, Tarjeta Comfiar S.A. and Tarjetas Cuyanas S.A. hold 21.3% and 12.3% interests, respectively, in that company's capital stock and voting rights.

               The financial statements of Galicia Capital Markets S.A. include the quarterly statement of financial condition, income statement and statement of cash flows of that company, whose balances have been consolidated on a line-by-line basis, with the quarterly statement of financial condition, income statement and statement of cash flows of Galicia Advent Corporation Limited, in which that company holds a 57.89% equity interest and Galicia Equity Analysis S.A., in which it holds a 99 % controlling interest.




NOTE 5:        MINORITY INTEREST IN CONSOLIDATED INSTITUTIONS OR COMPANIES

               The portion of the net worth of the controlled investees owned by third parties has been disclosed in the Statement of Financial Condition, under the "Minority interest in consolidated institutions or companies" caption.

               The result of minority interests is disclosed in the Income Statement under "Result of Minority Interest".


               As of March 31, 2003 and 2002, the percentages of minority interest are as follows:

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 5:        (Continued)

                                  Company                             3.31.03                   12.31.02
               ---------------------------------------------- ------------------------- -------------------------
               Banco de Galicia y Bs. As. S.A.                        6.41446%                  6.41446%
               Net Investment S.A.                                    0.80181%                  0.80181%
               Sudamericana Holding S.A.                              0.80175%                  0.80175%
               Galicia Warrants S.A.                                  0.80181%                  0.80181%
               B2Agro S.A.                                            0.81007%                  0.81007%
               Net Investment B.V.                                    0.80181%                  0.80181%
               Aseguradora de Personas Galicia S.A.
               (formerly Hartford Seguros de Vida S.A.)               0.80234%                  0.80234%
               Medigap Salud S.A.  (formerly  Hartford Salud
               S.A.)                                                  0.81002%                  0.81002%
               Instituto de Salta Seguros de Vida S.A.                0.80211%                  0.80211%
               Galicia Retiro Cia. De Seguros S.A.                    0.80188%                  0.80188%
               Galicia Vida Cia. de Seguros S.A.                      0.80190%                  0.80190%
               Sudamericana Asesora de Seguros S.A.                  0.831509%                 0.831509%

               In the case of Banco de Galicia y Buenos Aires S.A., the breakdown of supplementary equity interests included in the "Minority Interests" caption is as follows:

                                          Company                                 3.31.03           12.31.02
               ------------------------------------------------------------- ----------------- ------------------
               Galicia Valores S.A. Sociedad de Bolsa                             0.01%              0.01%
               Galicia Capital Markets S.A.                                       0.01%              0.01%
               Galicia Factoring y Leasing S.A.                                   0.02%              0.02%
               Galicia Administradora de Fondos S.A. Soc. Gerente de Fondos         -               0.015%
               Comunes de Inversion
               Agro Galicia S.A.                                                  1.00%              1.00%
               Tarjeta Comfiar S.A.                                               8.00%              8.00%
               Tarjetas Cuyanas S.A.                                              40.00%            40.00%
               Tarjeta Naranja S.A.                                               20.00%            20.00%
               Galicia Advent Corporation Limited                                 42.11%            42.11%
               Galicia Equity Analysis S.A.                                       1.00%              1.00%
               Cobranzas Regionales S.A.                                         19.904%            19.904%

NOTE 6:        RESTRICTED ASSETS

               As of March 31, 2003, Banco de Galicia y Buenos Aires S.A.'s ability to dispose of the following assets pertaining to local branches was restricted as follows:

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 6:        (Continued)

               a. Funds and Government Securities
               Banco de Galicia y Buenos Aires S.A. has deposited US$ 7,269 in escrow as a guarantee towards third parties in respect of its own transactions. Also, US$ 4,716 have been deposited to guarantee transactions with Argentine financial institutions.

               Within the framework of Decree 979/2001 of the National Executive Branch, Banco de Galicia y Buenos Aires S.A. has advanced the National State funds on account of tax obligations and received in exchange Fiscal Credit Certificates for US$ 33,079, which have been recognized in Government Securities. These certificates may be used for settling taxes, under the conditions set out in Resolution 38/2003 of the Ministry of Economy, as from January 2003.

               Furthermore, as of March 31, 2003, BODEN 2012 for US$ 60,373 (face value: 60,246,900), received in respect of the compensation to financial institutions, have been provided as collateral for the subscription of bonds pertaining to depositors who opted for them, as established by Decree No. 1836/02.

               b. Special Accounts as Collateral for Transactions
               Banco de Galicia y Buenos Aires S.A. has opened special accounts with the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions which, as of March 31, 2003 amounted to US$ 19,463.

               c. Deposits in favor of the Argentine Central Bank
               These have been set up in line with Argentine Central Bank regulations:

               - Communique "A" 1190                      US$   179
               - Communique "A" 2923                      US$ 1,243

               d. Fund for assistance to financial institutions
               As of March 31, 2003 Banco de Galicia y Buenos Aires S.A. had deposited secured loans for US$ 59,290 in guarantee of the Fund for assistance to Financial Institutions.

               e. Guarantees provided to the Argentine Central Bank
               As of March 31, 2003, Banco de Galicia y Buenos Aires S.A. has transferred loans to the public sector in favor of the Argentine Central

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 6:        (Continued)

               Bank, as collateral for advances of US$ 1,873,566 for assistance received to cover temporary lack of liquidity.

               f. Equity interests in Other Companies
               Banco de Galicia y Buenos Aires S.A. has granted a senior pledge on all its shares in Correo Argentino S.A., in favour of the International Finance Corporation, Inter American Development Bank and a syndicate of domestic institutions, as collateral for financing granted to that company. This transaction was authorized by the Argentine Central Bank through resolution No. 408 dated September 9, 1999.

               According to the contract signed, in the event of a deficit in funds, Banco de Galicia y Buenos Aires S.A. and the majority shareholder of Correo Argentino S.A. should hold the financial creditors harmless from any non-compliance as a result of such deficit. Under the terms of the contract, Correo Argentino should inform Banco de Galicia y Buenos Aires S.A. and Socma Americana S.A. of the existence of any deficit. At the date of these financial statements, Banco de Galicia y Buenos Aires S.A. had not been notified of any requirement in this connection.

               "Equity interests in Other Companies" includes shares whose transferability is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:
               - Aguas Argentinas S.A.: 3,236,879 book-entry class F shares and 522,887 book-entry class E shares.
               - Aguas Provinciales de Santa Fe S.A.: 3,600,000 book-entry class F shares and 62,500 book-entry class D shares
               - Inversora Diamante S.A.: 1,606,117 ordinary book-entry non-transferable shares.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 6:        (Continued)

               - Inversora Nihuiles S.A.: 1,184,093 ordinary book-entry non-transferable shares.
               - Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.
               - Aguas Cordobesas S.A.: 900,000 ordinary class E shares.
               - Correo Argentino S.A.: 12,462,021 ordinary non-transferable class B shares.

               As a shareholder of the concessionaires of the water supply services, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A. and the other shareholders have committed to provide financial support to those companies if they were unable to fulfill the commitments they have undertaken with international financial bodies.

               The Inter American Development Bank (IDB) requested that the shareholders of Aguas Argentinas S.A. and Aguas Provinciales de Santa Fe S.A. grant loans to those companies. On February 18, 2003, financial assistance was granted to Aguas Argentinas S.A. in the amount of US$ 598, while the obligation to provide assistance to Aguas Provinciales de Santa Fe S.A. is not deemed to exist.
               At December 31, 2002, the total amount of restricted assets was US$ 1,996,990.

               In addition, as of March 31, 2003 and 2002 the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets existing at its controlled entities subject to consolidation is restricted as follows:

               a. Galicia Valores S.A. Sociedad de Bolsa:
               As of March 31, 2003 this company held three shares of Mercado de Valores de Buenos Aires S.A. securing an insurance covering its transactions for US$ 1,862.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 6:        (Continued)

               b. Tarjetas Cuyanas S.A.
               As of March 31, 2003, Banco de Galicia y Buenos Aires S.A.'s ability to dispose of time deposits for US$ 30 was restricted because this amount was earmarked to secure a Collection Agreement signed with the Revenue Board of the Province of Mendoza.
               c. Tarjeta Naranja S.A.
               On September 23, 2002 and October 25, 2002 three attachments were levied on funds deposited in a current account for US$ 482 that this company holds with Banco de Galicia y Buenos Aires S.A.

NOTE 7:        TRUST ACTIVITIES

               a) Trust Contracts as security for compliance with obligations
               Purpose: to secure compliance with contractual obligations, the parties to these contracts have agreed to deliver in trust to the Bank amounts to be invested according to the following detail:

      Contract date                        Trustor                     Trust fund              Due Date
                                                                        balance
                                                                          US$
         05.15.98          Natalio Garber y Silvia Chait de Garber         21,328            05.15.03 (1)
         01.06.98          Eduardo Sumic y Ercides Ciani                       20            07.07.07 (1)
         09.20.02          Tarjeta Naranja S.A.                             1,471            05.31.10 (2)
         09.20.02          Tarjetas Cuyanas S.A.                              172            05.31.10 (2)
         10.31.02          Tarjetas Cuyanas S.A.                               62            05.31.10 (2)
         02.07.03          Tarjeta Naranja S.A.                               329            01.31.11 (2)

               b) Administration Trust Agreements
               Purpose: to administer and exercise the financial ownership of the trust assets.

      Contract date                        Trustor                     Trust fund balance          Due date
                                                                              US$
         12.23.02          Coca-Cola de Argentina S.A.                        415                12.31.04 (2)

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 7:        (Continued)



               (1) These amounts will be released upon maturity or when the Bank receives instructions in accordance with contract stipulations.
               (2) These amounts will be released monthly until the earlier of the settlement date of trustor obligations or the due date.

NOTE 8:       NEGOTIABLE OBLIGATIONS AND OTHER DEBT SECURITIES

               a) Banco de Galicia y Buenos Aires S.A. - Ordinary Negotiable Obligations

               a.1) As of March 31, 2003, Banco de Galicia y Buenos Aires S.A. had the following negotiable obligation issues outstanding:

                                                                                                ISSUE
                  ISSUE DATE          FACE VALUE            TERM               RATE         AUTHORIZED BY
                                                                                             THE NATIONAL
                                                                                              SECURITIES
                                                                                              COMMISSION
               ------------------- ------------------ ------------------- ---------------- ------------------
                   11.08.93            200,000            10 years            9.00 %           10.08.93

               a.2) Under the global program for issuing ordinary negotiable obligations approved by the Shareholders' Meeting held on March 3, 1993, as of March 31, 2003, Banco de Galicia y Buenos Aires S.A. had the following negotiable obligation issue outstanding:

                                                                                                ISSUE
                  ISSUE DATE          FACE VALUE            TERM              RATE          AUTHORIZED BY
                                                                                             THE NATIONAL
                                                                                              SECURITIES
                                                                                              COMMISSION
               ------------------- ------------------ ------------------ ----------------- ------------------
                    08.07.97            150,000*          1,825 days            (1)           08.02.93 and
                                                                                                12.20.94

               (1) On the interest payment dates falling due in August 2001 or before, Libor plus 1.625%
               (*) This issue has fallen due.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 8:        (Continued)


               a.3) The Ordinary Shareholders' Meeting held on September 30, 1997, authorized the creation of a Global Program for a maximum total amount of US$ 1,000,000 for issuing ordinary negotiable obligations, not convertible into shares which may be issued in pesos, US dollars or other currencies.

               As of March 31, 2003, Banco de Galicia y Buenos Aires S.A. had the following short and medium-term negotiable obligation issues outstanding under the above program:

                                                                                               ISSUE AUTHORIZED
                  ISSUE DATE          FACE VALUE            TERM                RATE           BY THE NATIONAL
                                                                                                  SECURITIES
                                                                                                  COMMISSION
               ------------------- ------------------ ------------------ -------------------- --------------------
                   12.20.00            44,444(*)         1,825 days        Libor plus 2%           04.22.98
                   06.11.01            10,667(*)         1,653 days        Libor plus 2%           04.22.98
                   07.19.02            72,635            1,840 days            7.875%              04.22.98
                   07.19.02            43,161            1,840 days       Libor - 6 months         04.22.98
                                                                              plus 4%

               (*) On December 20, 2001, the first installment was amortized for a face value of 5,556 and 1,333, respectively.

               The Meeting of Shareholders held on September 26, 2001 ratified the powers previously vested in the Board of Directors in connection with the programs referred to in sections a.3)

               a.4) The  Meeting of  Shareholders  held on  September  26,  2001 approved the issue of subordinated negotiable obligations, convertible into ordinary, book-entry, class "B" shares, with a face value of US$ 0.0003 each and entitled to one vote per share, for a total amount of up to US$ 200,000.
               That meeting of shareholders vested the Board of Directors of Banco de Galicia y Buenos Aires S.A. with the powers to set the issue terms and conditions, including the amount and date of issue. That Board of Directors has not resolved this issue so far. An objection to this Meeting of Shareholders has been filed before the court by the minority shareholders of that Entity, Theseus S.A. and Lagarcue S.A., which represent 2.07% and 3.35% of the capital stock and are controlled by Ms. Maria Isabel Escasany.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               As of March 31, 2003 and 2001, the amount of the negotiable obligations in respect of principal and interest, net of discounts, was US$ 553,705 and US$ 629,738, respectively, and was used in accordance with the provisions of Communique "A" 1907 of the Argentine Central Bank for providing financing to domestic companies with regard to investments in physical assets in Argentina, providing working capital or refinancing liabilities, granting consumer and mortgage loans for financing housing construction, investments in the share capital of domestic companies and other purposes envisaged in the above mentioned Communique.

               b) Banco de Galicia y Buenos Aires S.A.'s controlled companies - Issue of negotiable obligations and other debt securities

               During the current period, various Series of short and medium-term Negotiable Obligations issued by Tarjetas Cuyanas S.A., Tarjetas del Mar S.A., Tarjeta Comfiar S.A. and Tarjeta Naranja S.A. fell due. The difficult situation affecting the Argentine economy and particularly the financial system, the devaluation of the peso and the difficulties in accessing credit on the domestic and foreign markets have had an adverse effect on the ability of those companies to meet their payment obligations.

               Within that environment, each of those companies have undertaken a process for the renegotiation of their debts for negotiable obligations, which has presented different characteristics and different degrees of progress and/or definitions so far. As a result, the criteria used for valuing these debts varied according to the facts and judgmental elements each company had in relation to those debts when they issued their respective financial statements.
               Below is disclosed the situation of each of those companies in relation to these debts as of March 31, 2003, and the valuation criteria followed:

               Tarjetas Cuyanas S.A.:

               On May 23 and October 31, 2002, that company entered into an agreement with Administraciones Fiduciarias S.A. for the redemption of its Negotiable Obligations through the issue of debt certificates.

               At the end of the period of three months ended March 31, 2003, holders of negotiable obligations adhered to the exchange of negotiable obligations for debt certificates in the amount of approximately US$ 5,000 and US$ 1,180, respectively. At March 31, 2003, the Company has valued this

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               debt at approximately US$ 4,180, a figure obtained by applying the present value method to the future discounted cash flows.
               For purposes of applying the valuation method mentioned above, Tarjetas Cuyanas S.A. has taken as a premise for the agreement entered into on May 23, 2002 a nominal annual discount rate of 11% and a cash flow made up of 5% of the monthly collections of receivables derived from the use of credit cards for a term of 8 years counted as from the earlier of June 1, 2002 or until the full amortization of the subscribed certificates, and for the agreement entered into on October 31, 2002, a nominal annual discount rate of 11% and a cash flow made up of 1.75% of the monthly collections of receivables derived from the use of credit cards for a term of 7 years and 7 months, counted as from the earlier of November 1, 2002 or until the full amortization of the subscribed certificates.

               The above-mentioned cash flows are made up of:
               a) receivables derived from the use of credit cards;
               b) consumer loans granted by the Company to the holders of credit cards issued by it; and
               c) refinancing of receivables mentioned in a) and b).
               As a result of those transactions and of certain payments made, the Company records due and payable negotiable obligations amounting to approximately US$ 3,910 as of March 31, 2003. As of March 31, 2003, Tarjetas Cuyanas S.A. had valued this debt by approximately US$ 2,430, which represent the redemption value estimated by the management of Tarjetas Cuyanas S.A. on the basis of the negotiations carried out so far. If this debt were to be valued at the free US dollar exchange rate, an additional loss of approximately US$ 1,497 would be generated at period end.

               The maximum risk associated with the situations described in relation to the financial statements of Tarjetas Regionales S.A. amounts to US$ 898.

               Tarjetas del Mar S.A.:
               On March 4, 2002 the Company informed the Buenos Aires Stock Exchange and the National Securities Commission of its decision to postpone for 120 days the payment to the holders of the overdue negotiable obligations issued by the Company. In subsequent notifications made on June 18 and October 16, 2002, new extensions of the due dates of negotiable obligations were requested. So far, the related interest payable monthly in advance was recognized at the rate of 14.92% per annum.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               As informed in the letter submitted to the National Securities Commission on November 18, 2002, Banco de Galicia y Buenos Aires S.A., the indirect controlling shareholder of the Company, requested authorization from the Argentine Central Bank to implement a procedure to enable the holders of Negotiable Obligations issued by Tarjetas del Mar S.A. to exchange them for debt certificates secured by a trust to be issued by Tarjeta Naranja S.A. (a company indirectly controlled by Banco de Galicia y Buenos Aires S.A.).

               The operation schedule proposed is the following: (i) Tarjetas del Mar S.A. issues a debt certificate for US$15,000, payable within 10 years in 10 annual and consecutive installments; (ii) Tarjetas del Mar S.A. exchanges with Banco de Galicia (Cayman
               Branch), its own debt certificate for a certificate issued by Tarjeta Naranja S.A., which is held by that branch of Banco de Galicia; and (iii) Tarjetas del Mar S.A. offers the holders of its Negotiable Obligations to exchange them for the debt certificate issued by Tarjeta Naranja S.A. The Argentine Central Bank has not made any observations in relation to this procedure, concerning matters within its field of competence.
               The Company is currently offering the holders of its obligations to exchange the Negotiable Obligations issued by the Company for the debt certificate issued by Tarjeta Naranja S.A., for a term of eight years, secured by a trust fund formed by 1% of its collections. Thus, the holders of Negotiable Obligations can access a mechanism that has been widely accepted by the creditors of Tarjeta Naranja S.A., and if no new public emergency situations take place in the Argentine economy and in the financial system in particular, it will enable them to collect the total amount that Tarjetas del Mar S.A. would have owed them if legislation on public emergency had not been issued.
               As of March 31, 2003, the balance of the Global Negotiable Obligation Program issued, which continue to be due and payable is equivalent to an amount of US$ 1,946. The Board of Directors of the Company has valued the negotiable obligations as of March 31, 2003, as follows: US$ 1,766 thousand (face value) at the exchange rate of US$ 1 = $ 1, plus CER, and US$ 180 (face value9, at the exchange rate of U$S 1 = $ 1.40. If all the due and payable negotiable obligations as of March 31, 2003 were to be valued at the free US dollar exchange rate, an additional loss of approximately US$ 1,011 would be generated at period end.

               The maximum risk attaching to these situations, which could have an impact on the financial statements of Tarjetas Regionales S.A., amounted to approximately US$ 1,011.

               Tarjeta Comfiar S.A.:

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 8:        (Continued)

               In view of the operating impossibility of this company fully redeeming Series IX of Negotiable Obligations that fell due on January 15, 2002, a debt of US$ 370 (face value) has been recognized in its financial statements at a rate of exchange of US$1=$1, plus CER, which as of March 31, 2003 was equivalent to US$ 54.

               As established by current public order regulations on this matter, Tarjeta Comfiar S.A. considers that in all cases the criterion applicable would be the redemption of those negotiable obligations at the exchange rate of US$1=$1, plus CER, because that Series was issued prior to January 6, 2002.
               If all the due and payable negotiable obligations, which as of March 31, 2003 amounted to US$ 370, were to be valued at the free US dollar exchange rate, an additional loss of approximately US$ 192 would be generated at period end.

               The maximum risk attaching to these situations on the financial statements of Tarjetas Regionales S.A. amounts to US$ 177.

               Tarjeta Naranja S.A.:
               On May 23, 2002 and February 7, 2003, Tarjeta Naranja S.A. executed two agreements for the redemption of negotiable obligations and the issuance of debt certificates in US dollars secured by a trust. As of March 31, 2003, holders of negotiable obligations had adhered to those agreements in the amount of US$ 64,477, the residual value of those negotiable obligations amounting to U$S 56,897 at closing date.
               The debt certificates have been valued by determining the present value of the cash flow involved, converted at the exchange rate prevailing on the transaction date. The application of the present value method to this financial debt, recommended by Technical Pronouncement No. 17 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the
               Professional Council in Economic Sciences of the Province of Cordoba, results in US$ 49,567 (including principal and interest).

               As of March 31, 2003, the overdue balance of the Global Negotiable Obligation Program not yet collected by their holders amounted to US$ 3,821.

               At period end, those holders of negotiable obligations continued to be invited to exchange their obligations for the above-mentioned debt certificates. For those holders who have not adhered to the agreement, and under current public order regulations on this matter, Tarjeta Naranja

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               S.A. considers that in all cases the criterion applicable for the redemption of those negotiable obligations would be the exchange rate of US$1=$1, plus CER, because even the most recently issued Series involved renewals of series issued under Programs predating January 6, 2002.

               In view of Tarjeta Naranja S.A.'s expectations for the method of redemption of these obligations, either by means of the adherence to the agreement or by redeeming them in cash, such obligations have been valued as follows: 50%, that is US$ 1,910, are expected to be redeemed in cash applying the US$1=$1 exchange rate, plus CER, and the remaining 50% is expected to be exchanged for debt securities, so they were valued applying the same procedure as that described above for debt certificates, a present value of US$ 1,649 being determined. If all the due and payable negotiable obligations amounting to US$ 3,821 were valued at the free US dollar exchange rate as of March 31, 2003, an additional loss of approximately US$ 1,252 would be generated at period end.
               The maximum risk attaching to the situations described, which could have an impact on the consolidated financial statements of Tarjetas Regionales S.A. amounts to US$ 1,002.

               The maximum risk attaching to the situations described, which could have an impact on the financial statements of Grupo Financiero Galicia S.A. would amount to approximately US$ 2,890.

NOTE 9:        DEPOSIT INSURANCE SYSTEM

               Law 24485 and Decree 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, beyond the system of privileges and safeguards envisaged in the Financial Institutions Law.
               Pursuant to Communique "A" 2337, the Argentine Central Bank established rules for applying the deposit insurance and the way of settling the related contributions.

               The National Executive Power through Decree 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to US$ 10 denominated either in pesos or in foreign currency.
               This System does not cover the deposits made by other financial institutions (including the time deposit certificates acquired through a secondary transaction), the deposits made by persons related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those set up after July 1, 1995

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 9:        (Continued)

               at an interest rate exceeding the one that the Argentine Central Bank regularly establishes based on a daily survey conducted by it.
               Nor does this System cover deposits whose ownership has been acquired through endorsement and placements which offer incentives in addition to the interest rate. The System has been implemented through the creation of the Deposit Insurance Fund, which is managed by a company called Seguros de Depositos S.A. (SE.DE.S.A.). The shareholders of SE.DE.S.A. are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the said fund.
               Through Communique "A" 3068, the Argentine Central Bank reduced the normal contribution to the said Fund, which amounted to 0.03%, to half, provided that the financial institution arranges with SEDESA 36-month loans, to be earmarked for the Deposit Insurance Fund. Interest on these loans has been determined on the basis of the yield obtained by the mentioned Fund on its placements.

               As from September 2000, Argentine Central Bank Communique "A" 3153 eliminated the above mentioned loan and the normal contribution of 0.015% on items comprised in the calculation basis remained in force.

               As from December 2001, Argentine Central Bank Communique "A" 3358 resolved to increase the contribution to 0.03%. As of March 31, 2003 the normal contribution to the Deposit Insurance Fund amounted to US$ 89,050, of which US$ 856 correspond to the current period.


NOTE 10:       RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

               Argentine Central Bank regulations establish that 20% of the profits shown in the Income Statement at period end, plus (less) prior year adjustments must be allocated to the legal reserve. This proportion is applicable regardless of the ratio of the legal reserve fund to the capital stock.


               Furthermore, as a result of the facts described in Note 1 to the financial statements, through Resolution 81 dated February 8, 2002, the Argentine Central Bank established that while the assistance received from that Entity is in force, Banco de Galicia y Buenos Aires S.A. may not distribute dividends or any other return on capital in cash, remit profits or make payments for fees, interests or compensation related to results.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 10:       (Continued)

               Furthermore, Argentine Central Bank Communique "A" 3574 provided for the suspension of the distribution of profits until the criteria for valuing the shareholders' equity of Banco de Galicia y Buenos Aires S.A. are defined, which include the known effects of Law 25561 and supplementary provisions.

               Communique "A" 3785 provides that financial institutions which receive in compensation National Government bonds within the framework of Sections 28 and 29 of Decree 905/02, may record them at their technical value; while using this procedure, financial institutions may not distribute cash dividends, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the bank's by-laws, and the same treatment will be given to those institutions which decide to exchange the compensating bonds for promissory notes issued by the National Government.

NOTE 11:       NATIONAL SECURITIES COMMISSION (Comision Nacional de Valores)

               -Resolution No. 368/01
               The Bank's equity as of March 31, 2003 exceeds that required by Chapter XIX, points 4 and 5 of CNV Resolution No. 368/01 to act as over-the-counter broker.
               Furthermore, in compliance with Section 32 of Chapter XI of that resolution, as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES", "FIMA RENTA EN PESOS", "FIMA RENTA EN DOLARES", "FIMA MIX PLUS ", "FIMA MIX ", "FIMA RENTA CORTO PLAZO", "FIMA MONEY MARKET EN PESOS" "FIMA MONEY MARKET EN DOLARES" , "FIMA GLOBAL ASSETS" and "FIMA RENTA LATINOAMERICANA", the Bank has a total of 154,882,112 units under custody for a market value of US$ 22,255, which is included in the "Depositors of Securities in Custody" account.



               At December 31, 2002, the securities held in custody by Banco de Galicia y Buenos Aires S.A. totalled 155,298,672 units and their market value amounted to US$ 21,094.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

 NOTE 12: CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES INSTITUTE (the "ISSB")

               Effective July 1, 1996, Decree No. 263/96 of the National Executive Power reduced to 1% and effective July 1, 1997 Decree No. 915/96 eliminated the 2% contribution on interest and fees that banks previously had to make to the ISSB, pursuant to
               Section 17 of Law No. 19322. Banco de Galicia y Buenos Aires S.A. has determined the aforementioned contributions in accordance with these regulations. The bank employee union (the "Banking Association") brought legal action calling for a stay against the National Executive Power - Ministry of Public Works and Services, with a view to having Section 1 of Decree 263/96 declared null and unconstitutional, and got a favorable ruling from the Federal Court dealing with Administrative Litigation Matters, Panel I.

               The National Supreme Court of Justice declared out of order an extraordinary appeal made by the National Executive Branch on November 4, 1997. Therefore, the ruling in favor of the Banking Association became firm.
               Although in the opinion of the legal counsel of the financial institutions this ruling is not opposable against the banks because they were not a party to the aforementioned legal action, the juridical uncertainty still persists. In April 1998, the Bank Employees' Health Care System (OSBA) made a final claim, which was refuted from the administrative angle before OSBA, the Federal Public Revenue Authority (AFIP) and the National Social Security Administration.
               Furthermore, the Banking Association brought legal action calling for a stay before the First Instance No. 5 Federal Social Security Court, requesting a precautionary measure ordering the OSBA not to bring legal actions for tax collection until the definitive judgment is issued about whether this supposed claim is applicable.

               This latter measure is firm. Concerning the matters at issue stated in the claim for a temporary restraining order filed, such claim has been sustained and it was resolved that OSBA does not have any legal authority to make verifications, assess possible debts or bring legal actions for tax collection, on the grounds of Section 17, subsection f) of Law 19322.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 12:       (Continued)

               This resolution was confirmed by the National Social Security Court (Panel II). In this connection, OSBA filed an extraordinary appeal with the National Supreme Court of Justice, which was dismissed by the Court on November 21, 2000.

               Furthermore, OSBA has brought a legal action against all institutions in the financial system, before the Federal Court dealing with Administrative Litigation Matters, and the complaint has already been answered. The trial of the case has been ordered.
               In addition, the AFIP issued Order No. 6/99 ratifying Resolution No. 9/99, which holds that OSBA is a legal entity other than the ISSB, and therefore not having any legal authority to claim the contribution set by Section 17, subsection f) of Law 19322.

NOTE 13:       REGULATIONS ON BANK CURRENT ACCOUNTS

               On March 24, 2001, the Competitiveness Law No. 25413 was enacted and promulgated. This norm repeals the system of fines and penalties for current account holders and financial institutions established by Laws No. 24452 and 24760.
               In the case of the latter, effective January 13, 1997, the law that was repealed provided a system of fines for financial institutions which would have kept current accounts open when they should have been closed, or would have opened current accounts to current account holders who had been disqualified.
               In view of the above, on April 16, 1999, Section 3 of Decree 347/99 of the National Executive Power established that:
               "In the case of the fines resulting from applying Section 62, last paragraph ..., as amended by Law No. 24,760, accumulated by each financial institution at the effective date of this decree, the Argentine Central Bank is empowered to set the amount of the fines between a minimum of five thousand dollars (US$ 5) and a maximum of six hundred seventy one thousand dollars (US$ 671) for each institution, based on the number of non-compliances by each one".
               In line with Argentine Central Bank Communique "A" 2909 Banco de Galicia y Buenos Aires S.A. has reported to the aforementioned body the current accounts kept open when they should have been closed and paid the corresponding fines, taking the aforementioned caps into consideration. Subsequently, Banco de
               Galicia y Buenos Aires S.A. received a communication from the Argentine Central Bank addressed to

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 13:       (Continued)

               all financial institutions, calling upon them to pay the corresponding amount, pursuant to Section 62 of the Law Governing Checks. In view of this Banco de Galicia y Buenos Aires S.A. filed a claim for a temporary restraining order with the Federal Court of First Instance dealing with Administrative Litigation Matters No. 4, Clerk's Office No. 7, in the event that said communication might prove detrimental to its vested rights.
               The temporary restraining order has been dismissed by the lower court on the grounds that Decree No. 347/99 had been declared unconstitutional in the ordinary proceedings initiated by the Ombudsman requesting that such decree be declared null and void because it allegedly violated constitutional rights.
               The decision dismissing the temporary restraining order has been appealed by the Bank.
               If this decision were to be confirmed by the appellate court, and if the judgment rendered in the lawsuit prosecuted by the Ombudsman were to become final, the adverse effect on the Bank would be that the Argentine Central Bank might claim from Banco de Galicia y Buenos Aires S.A. payment of the difference between the amount actually paid by it under the guidelines of Decree 347/99 and the amount that it should have paid as a result of the application of Section 62 of Law 24452, as amended by Law 24760.

NOTE 14:       SETTING UP OF THE "GALTRUST I" INDIVIDUAL FINANCIAL TRUST

               At the meeting held on March 15, 2000, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager in a global program for setting up financial trusts for up to US$ 1,000,000. The creation of this program was approved by the National Securities Commission through resolution No. 13334 dated April 6, 2000.

               The  trustee  of those  trusts  will be First  Trust of New York,
               National Association, through its permanent representation in Argentina.
               Under this global program, on October 20, 2000, Banco de Galicia y Buenos Aires S.A. transferred the trust ownership of loans amounting to US$ 490,224 granted to Argentine Provinces collateralized by the federal tax sharing corresponding to those Provinces, and reserve investments for US$ 7,761, to the GalTrust I Financial Trust.

               As a counterpart, Banco de Galicia y Buenos Aires S.A. received Class A Debt Securities for a face value of US$ 100,000, Class B Debt Securities

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 14:       (Continued)

               for a face value of US$ 200,000 and Certificates of Participation for a face value of US$ 200,000.

               As of March 31, 2003,  Banco de Galicia y Buenos Aires S.A.  held
               debt  securities  and   certificates  of   participation  in  its
               portfolio for US$ 217,087.


NOTE 15: SETTING UP OF THE "GALTRUST II, III, IV and V" INDIVIDUAL FINANCIAL TRUSTS

               At the meeting held on December 6, 2001, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved the creation of the Universal Program for the Securitization of Loans for the issue of debt securities and/or certificates of participation in Galtrust Financial Trusts. This program was approved by the National Securities Commission resolution No. 13334 dated April 6, 2000, for a face value of up to US$ 1,000,000 (the "Program") and authorized Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager of that program.


               The trustee of the those trusts will be First Trust of New York, National Association, through its permanent representation in Argentina
               Four financial trusts, Galtrust II, III, IV and V - Mortgage bills, were set up under the above-mentioned program, and Certificates of Participation and Debt Securities were issued. Banco de Galicia y Buenos Aires S.A. subscribed 100% of the certificates of participation and the Class A and Class B Debt Securities were subscribed by the New York Branch, Banco de Galicia Uruguay S.A. and Aseguradora de Personas Galicia S.A. (formerly Hartford Seguros de Vida S.A.)
               On December 26, 2002 the Galtrust III and IV financial trusts were terminated.
               As of March 31, 2003, Banco de Galicia y Buenos Aires S.A. and Banco de Galicia Uruguay S.A. held in their portfolio US$ 4,777 and US$ 6,604, respectively.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 16:       GALICIA 2004 AND 2005 TRUSTS

               On November 19, 2001, the beneficiaries of the Galicia 2004 Trust were designated, as stipulated in the "Framework Trust Agreement" signed on November 4, 1999, to implement an incentive program in favor of certain executives of Banco de Galicia y Buenos Aires S.A.. The total amount of US$ 4,000 transferred to the trustee by the Galicia 2004 Trust was used for the purchase of 855,442 shares and 189,116 ADS in Grupo Financiero Galicia S.A..
               Specific beneficiaries were awarded 855,442 shares and 28,046.60 ADS, and 3,400 ADS that were not awarded were returned to the trustor. The balance of 157,669.40 ADS formed the Galicia 2005 Trust.

NOTE 17:       CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

               The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with those of the previous year ended December 31, 2002, in order to disclose the changes in those assets and liabilities during the current period is as follows:

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 17:       CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES (Contd.)

                                                                                    3.31.03        12.31.02
                                                                           ----------------------------------
               ASSETS
               LOANS                                                              3,166,494       3,216,256
                                                                           ----------------------------------
               -To the non-financial public sector                                2,549,389       2,580,544
               -To the financial sector                                              52,807          45,216
               -To the non-financial private sector and residents abroad             996,002       1,070,155
                -Overdraft facilities                                                68,058          71,676
                -Notes                                                              278,771         311,032
                -Mortgage loans                                                     237,167         256,108
                -Pledge loans                                                        16,684          20,254
                -Consumer loans                                                      28,954          40,263
                -Credit card loans                                                  193,503         196,019
                -Other                                                               54,321          57,744
                -Accrued interest and quotation differences receivable              122,784         121,429
                -Documented interest                                                (3,548)         (3,635)
                -Unallocated collections                                              (692)           (735)
               -Allowances for loan losses                                        (431,704)       (479,659)
                                                                           ----------------------------------
               OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE               2,706,582       3,101,531
                                                                           ----------------------------------
               -Argentine Central Bank                                               22,455          18,761
               -Amounts receivable for spot and forward sales to be
               settled                                                                   47             645
               - Securities receivable under spot and forward purchases
               to be settled                                                             46             227
               -Unlisted negotiable obligations                                      49,639          55,166
               -Other not included in the debtor classification
               regulations                                                        2,487,973       2,798,170
               -Other included in the debtor classification regulations             118,138         235,219
               -Accrued interest receivable not included in the debtor
               classification regulations                                            36,547           2,300
               - Accrued interest receivable included in the debtor
               classification regulations                                             2,968             340
               -Allowances                                                         (11,231)         (9,297)

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 17:       (Continued)

                                                                                  3.31.03          12.31.02
                                                                            -----------------------------------
               LIABILITIES
                DEPOSITS                                                         1,599,524         1,588,222
                                                                            -----------------------------------
                -Non-financial public sector                                         1,020             2,626
                -Financial sector                                                      972               989
                -Non-financial private sector and residents abroad               1,597,532         1,584,607
                 -Current accounts                                                 247,727           247,836
                 -Savings accounts                                                 127,461           115,892
                 -Time deposits                                                    702,131           734,518
                 -Other                                                            380,996           350,580
                 -Accrued interest and quotation differences payable               139,217           135,781
                                                                            -----------------------------------
               OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE              4,737,751         4,975,287
                                                                            -----------------------------------
                -Argentine Central Bank                                          2,718,260         2,720,156
                 -Rediscounts to cover lack of liquidity                         1,867,291         1,828,819
                 -Other                                                            850,969           891,337
                -Banks and international entities                                  933,367         1,068,694
                -Unsubordinated negotiable obligations                             551,180           635,958
                -Amounts payable for spot and forward purchases to be
                settled                                                                 45               716
                -Securities to be delivered under spot and forward sales
                to be settled                                                       36,096            41,789
                -Loans from domestic financial institutions                         62,657            67,541
                -Other                                                             315,651           347,000
                -Accrued interest and quotation differences payable                120,495            93,433

NOTE 18: SITUATION OF CERTAIN COMPANIES CONSOLIDATED WITH BANCO DE GALICIA Y BUENOS AIRES S.A.
               As of March 31, 2003, Tarjeta Comfiar S.A., Tarjetas del Mar S.A., Tarjeta Naranja S.A. and Tarjetas Regionales S.A. reported deficits in their equity, and this situation is subject to the provisions of Section 94, subsection 5) of the Corporations Law. Accumulated losses are in excess of 50% of the corporate capital and irrevocable capital contributions made by the shareholders, according to the computation established by Section 206 of that Law. It should be noted that Decree 1269/02 suspended until December 10, 2003 the application of Section 94, subsection 5) of Law 19550, which establishes that companies must be dissolved when their losses exceed their corporate capital and of Section 206, which establishes mandatory capital reduction when losses are in excess of reserves and 50% of capital.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 19:       GALICIA MORTGAGE LOANS AND SECURED LOANS TRUSTS

               As part of the implementation of the Galicia Capitalization and Liquidity Plan, during May 2002, "Galicia Mortgage Loans
               Financial Trust" was created, by which mortgage loans for US$ 104,958 were transferred, receiving in exchange US$ 78,718 in cash and certificates of participation for US$ 26,240. The trustee is ABN AMRO Bank Argentine Branch, with various domestic financial institutions acting as subscribers.
               The Secured Loans Trust has been created and the parties to it are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A., as trustee. Under this Trust, secured loans for US$ 36,242 were transferred and US$ 27,181 in cash and certificates of participation for US$ 9,060 were received in exchange.
               Banco de Galicia y Buenos Aires S.A. acts as administrator in both cases.

               As  of  March  31,  2003,   the  amounts  of  the   participation
               certificates was US$ 32,088 and US$ 12,284, respectively.

NOTE 20:       SEGMENT INFORMATION

               Below is a detail of the accounting information as of March 31, 2003, classified according to the related business segment:

               Primary segment: Business Segment.

                                                      Financial              Services            Total
                                                     brokerage
               Income                                  224,049                32,280            256,329
               Expenses                              (317,505)               (5,297)          (322,802)
                                                  -------------------------------------------------------
               Result                                 (93,456)                26,983           (66,473)
                                                  =======================================================

               Secondary segment: Geographic area segment.

                                                        City of Buenos      Rest of country        Total
                                                      Aires and Greater
                                                         Buenos Aires
               Financial brokerage
               Income                                          213,151            10,898            224,049
               Expenses                                      (302,061)          (15,444)          (317,505)
                                                      -------------------------------------------------------
               Result                                         (88,910)           (4,546)           (93,456)
                                                      =======================================================

               Services
               Income                                           30,711             1,569             32,280
               Expenses                                        (5,040)             (257)            (5,297)
                                                      -------------------------------------------------------
               Result                                           25,671             1,312             26,983
                                                      =======================================================

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 20:       (Continued)


               The accounting measurement of assets and liabilities allocated to the above-mentioned segments is as follows:

                                                                                 Total
               Assets
               Government and corporate securities                               551,552
               Loans                                                           3,166,494
               Other receivables resulting from financial brokerage            2,706,582
               Leased assets                                                       6,990

               Liabilities
               Deposits                                                        1,599,524
               Other liabilities resulting from financial brokerage            4,737,751

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
   Statement of Financial Condition as of March 31, 2003 and December 31, 2002
                  (figures stated in thousands of US dollars)
                                    (Note 2)

                                                      3.31.03          12.31.02
                                                  -----------------------------------
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 3 and 12 and
Schedule G)                                                  336               434
Investments  (Notes 10 and 12 and Schedules C and
G)                                                        10,919            12,233
Other receivables (Notes 4 and 10 and Schedule G)            309                63
                                                  -----------------------------------
Total Current Assets                                      11,564            12,730
                                                  -----------------------------------

NON-CURRENT ASSETS
Other receivables (Notes 4 and 10)                            28                 2
Investments  (Notes  10, 11 and 12 and  Schedules
C, E and G)                                              537,134           550,426

Fixed assets  (Schedule A)                                 1,219             1,237

Intangible assets (Schedules B and E)                      3,089             4,600
                                                  -----------------------------------
Total Non-current Assets                                 541,470           556,265
                                                  -----------------------------------
Total Assets                                             553,034           568,995
                                                  ===================================

                                                      3.31.03          12.31.02
                                                  -----------------------------------
LIABILITIES
CURRENT LIABILITIES

Salaries and social  security  liabilities
(Notes 5 and 10)                                            32                46
Tax liabilities (Notes 6 and 10)                           456               439
Other  liabilities  (Notes  7,  10  and 12 and
Schedule  G)                                               312               465
                                                  -----------------------------------
Total Current Liabilities                                  800               950
                                                  -----------------------------------

NON-CURRENT LIABILITIES
Tax liabilities (Notes 6, 10 and 15)                    15,927            18,166
Other  liabilities (Notes 7 and 10 and
Schedule E)                                                  1                 1
                                                  -----------------------------------
Total Non-current Liabilities                           15,928            18,167
                                                  -----------------------------------
Total Liabilities                                       16,728            19,117
                                                  -----------------------------------
SHAREHOLDERS' EQUITY

(per related statement)                                536,306           549,878
                                                  -----------------------------------
Total Liabilities and Shareholders' Equity             553,034           568,995
                                                  ===================================

The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                                Income Statement
            for the period of three months commenced January 1, 2003
                           and ended March 31, 2003.
        In comparative format with the same period of the previous year
                   (figures stated in thousands of US dollars)
                                    (Note 2)

                                                                3.31.03          3.31.02
                                                            ----------------------------------
Administrative expenses (Note 12 and Schedule H)                     (672)           (1,223)
Loss on investments in related entities                           (14,504)         (204,771)
Financial and holding loss (Notes 9 and 12)
- Generated by assets                                              (6,748)          (14,017)
- Generated by liabilities                                             194              (32)
Other income and expenses, net (Schedule E)                          2,072                35
Loss before income tax                                            (19,658)         (220,008)
Income tax                                                             (6)                 -
                                                            ----------------------------------
Loss for the period                                               (19,664)         (220,008)
                                                            ==================================

The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Statement of Changes in Shareholders' Equity
              For the period of three months commenced January 1,2003
                           and ended March 31, 2003.
        In comparative format with the same period of the previous year
                  (figures stated in thousands of US dollars)
                                    (Note 2)

                                                           Shareholders' contributions (Note 8)
                                            --------------------------------------------------------------------
                                                                              Non-capitalized
                     Item                    Subscribed     Capital           contributions
                                            and paid-up    adjustment   Issuance      Irrevocable      Total
                                              capital                   premiums     contributions
--------------------------------------      ------------- ------------- ---------------------------- -----------
Balances at beginning of year               366,580       434,184      58,093                -     858,857
Adjustment to balances at beginning
of year                                           -         6,981         506                -       7,487
                                            ------------- ------------- ----------- ---------------- -----------

balances at beginning of year, adjusted     366,580       441,165      58,599                      866,344
Adjustments to historical balances
at beginning of year, modified                    -             -           -                -           -
                                            ------------- ------------- ----------- ---------------- -----------
Modified and adjusted balances at
beginning of year.                          366,580       441,165      58,599                -     866,344
Loss for the period                               -             -           -                -           -
--------------------------------------      ------------- ------------- ----------- ---------------- -----------

Total                                       366,580       441,165      58,599                -     866,344
======================================      ============= ============= =========== ================ ===========

                                                  Retained earnings (Note 13)
                                  -------------------------------------------------------------
       Item                               Reserved profits              Total    Unappropriated     Total         Total
                                  ------------------------------------              retained     shareholders'  shareholders'
                                   Legal      Discretionary   Other                 earnings     equity as of   equity as of
                                   Reserve      reserve      reserves                              3.31.03         3.31.03
--------------------------------- ----------- ------------- ---------- --------- --------------- ------------ ---------------
                                       9,811       163,787          -   173,598       (487,329)      545,126       773,828
Balances at beginning of year
Adjustment to balances at
beginning of year                         87         1,428          -     1,515         (4,250)        4,752             -
                                  ----------- ------------- ---------- --------- --------------- ------------ -------------

balances at beginning of year,
adjusted                               9,898       165,215          -   175,113       (491,579)      549,878       773,828
Adjustments to historical
balances at beginning of year,
modified                                   -             -          -         -           6,092        6,092       265,303
                                  ----------- ------------- ---------- --------- --------------- ------------ -------------
Modified and adjusted balances
at beginning of year.                  9,898       165,215          -   175,113       (485,487)      555,970     1,039,131
Loss for the period                        -             -          -         -        (19,664)      (19,664)     (220,008)
--------------------------------- ----------- ------------- ---------- --------- --------------- ------------ -------------

Total                                  9,898       165,215          -   175,113       (505,151)     (536,306)      819,123
================================= =========== ============= ========== ========= =============== ============ =============

The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                            Statement of Cash Flows
            For the period of three months commenced January 1, 2003
                           and ended March 31, 2003.
        In comparative format with the same period of the previous year
                  (figures stated in thousands of US dollars)
                                    (Note 2)

                                                                         3.31.03            3.31.02
-----------------------------------------------------------------------------------------------------
CHANGES IN CASH
Cash at beginning of year                                                      434               120
Cash at end of period                                                          336               609
                                                                -------------------------------------
Net (decrease)/ Increase in cash                                               (98)              489
                                                                =====================================

REASONS FOR CHANGES IN CASH
Collections for sales of goods and services                                    110                 -
Payments to suppliers of goods and services                                  (402)             (527)
Payments to the staff and social security contributions                       (59)             (108)
Payment of other taxes                                                        (40)              (48)
Other operating collections                                                    919             1,398
                                                                -------------------------------------
Net cash flow provided by operating activities                                 528               715
                                                                -------------------------------------

Investment activities                                                                             49
Interest collected                                                             276
Irrevocable contributions                                                     (636)             (275)
Financing granted                                                             (266)                 -
                                                                -------------------------------------
Net cash flow used in investment activities                                   (626)             (226)
                                                                -------------------------------------

Net (decrease) / increase in cash                                              (98)              489
=====================================================================================================

The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE1: ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON GRUPO FINANCIERO GALICIA S.A. AND BANCO DE GALICIA Y BUENOS AIRES S.A.

          Argentina is immersed in a critical economic situation, the main features of which are a major external debt burden, a financial system in crisis, country risk indicators far above normal average and an economic recession that has already lasted more than five years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. The Government's ability to meet its obligations has been impaired, which led to it declaring default on the external debt service at the beginning of 2002. Furthermore, at the end of April 2003 presidential elections were held and the new president took office on May 25, 2003.

          To confront the crisis Argentina is enduring, in December 2001, the Government issued measures to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, as from January 2002, laws, decrees and regulations were enacted that involved profound changes to the prevailing economic model. Among the measures adopted was the establishment of an exchange rate float that led to a significant devaluation of the Argentine peso during the first months of 2002; the conversion into pesos of certain assets and liabilities in foreign currency held in Argentina and a consequent increase in local prices.


          Listed below are some of the measures adopted by the Government that are in force at the date of filing these financial statements and have been affecting the economic and financial situation of the Company and/or its controlled entities:


          Exchange system

          On February 8, 2002, Decree No. 260 (Exchange System) was issued establishing a single free exchange market system effective February 11, 2002, through which all transactions involving the exchange of currency are to be traded at the exchange rate to be freely agreed, according to the requirements to be laid down by the Argentine Central Bank. Certain transfers abroad of a financial nature require the prior approval of the Central Bank.
          Effective September 3, 2002, certain payments related to the servicing of principal and interest on obligations with foreign entities have been excluded from the requirement for prior approval of the Argentine Central Bank,

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          provided that those obligations are debts refinanced for average terms of not less than four years.

          Furthermore, on January 27, 2003, the Argentine Central Bank released Communique "A" 3872 and supplementary rules authorizing for 60 days the purchase of foreign currency for amounts in excess of the current cap of US$ 150 , provided it is used to settle debts in arrears as of February 10, 2002 and for a maximum amount equivalent to 5% of the due and payable foreign debt. The foreign currency acquired for such purpose is to be deposited in trust and may only be released to settle those debts or to be traded on the exchange market with the prior approval of the Argentine Central Bank.
          Through Communique "A" 3944 dated May 6, 2003, new measures for the relaxation of exchange controls were implemented. These measures include the repeal of the prior Central Bank authorization requirement for the settlement of financial debts assumed by the private sector abroad, the authorization for companies that make exports for more than US$ 1 million to sell foreign currency on the exchange market, having previously been required to sell that foreign currency to the Argentine Central Bank, and the taking of the monthly foreign currency purchase quota to US$ 500. Nevertheless, the obligation to obtain the prior authorization of the Central Bank for the settlement of debts of financial institutions that have adhered to the proposal for the repayment of credit assistance granted by the Argentine Central Bank within the terms of Communique "A" 3941 has been maintained (see section "Treatment of extraordinary assistance granted to financial institutions by the Argentine Central Bank").

          Loans to the non-financial private sector and assets under financial leases

          a) Pursuant to the above mentioned Decree N(0) 214/02, as from February 3, 2002, all debts denominated in US dollars or any other currency with the financial system, except as mentioned in subsection
          b) below, whatever their amount and nature, will be converted into pesos at the exchange rate of $ 1 per US$ 1 or its equivalent in other currency. Furthermore, as from February 3, 2002 a reference stabilization index (CER) and a maximum interest rate to be determined by the Argentine Central Bank will be applied to these debts.
          Subsequently, Decrees 762/02 and 1242/02 excluded from the application of the CER those loans secured by mortgages on the only family dwelling of debtors, regardless of their amounts, consumer loans for up to twelve thousand pesos and pledge consumer loans for up to thirty thousand pesos.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)


          Those loans will be adjusted as from October 1, 2002 by applying an adjustment salary variation index (CVS), maintaining the conditions prevailing at that date.

          Law 25642 of September 11, 2002 postponed until September 30, 2002 the application of the CER to all obligations to give sums of money of less than four hundred thousand pesos. In the case of debtors of financial institutions, this amount was considered on the basis of indebtedness in financial system as a whole.
          On January 9, 2003, Law 25713 was promulgated, which establishes modifications to the application of the CER and CVS adjusting indexes to credit operations. On that date, the National Executive Branch issued Decree 44/03 leaving without effect the exemption from CER established by that law for borrowers who have a consolidated debt balance of less than US$ 34 in the financial system. The various universes subject to each adjusting index after the modifications introduced to legislation would be as follows:
          Effective October 1, 2002 CVS shall be applied to:

          -Mortgage loans secured by family dwellings originally agreed for up to US$ 250, while those loans exceeding this amount will be adjusted applying the CER.
          -Consumer loans originally agreed for up to US$ 12.
          -Pledge consumer loans originally agreed for up to US$ 30.
          CER shall be applied to:
          Loans of whatever nature which do not meet the conditions mentioned above. As established by the norms published on January 9, 2003, all exceptions have been eliminated, the application of the adjusting indexes to all operations subject to them being established as from February 3, 2002.
          This new legislation must be regulated by the National Executive Branch and the Argentine Central Bank.
          The amounts collected as a result of the application of previous regulations are to be reimbursed to customers, if necessary.

          Banco de Galicia y Buenos Aires S.A. has reserved its right to claim compensation in due course for the negative effects on its assets and liabilities derived from the unequal application of the CER to its deposits and loans. In this connection, the amount of US$ 39,675 for the difference arising from applying the CER to the loans subject to adjustment by applying the CVS has been recorded in Other Receivables resulting from Financial Brokerage.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          b) As established by Decree 410/02 issued by the Argentine Government, loans related to foreign trade transactions granted by financial institutions, credit card balances for consumption made outside Argentina and contracts governed by foreign law are not included in the conversion into pesos at the rate of $ 1 per US$ 1 established by
          Section 1 of the mentioned Decree 214/02.
          As a result of the measures adopted by the Argentine Government and the crisis affecting Argentina, Banco de Galicia y Buenos Aires is carrying out a restructuring of its commercial loan portfolio according to the new repayment potential of customers which, at the date of these financial statements, had not been concluded.


          Loans and obligations of the financial sector

          As established by Decree 410/02, interbank loans in foreign currency in force at February 3, 2002 will be converted into pesos at a rate of $ 1.40 per US$ 1 or its equivalent in other currencies, or at the single and free market exchange rate, as determined by the Argentine Central Bank according to the type of operations.

          Deferral of the deduction of the exchange difference for income tax purposes

          Exchange losses caused by devaluation on foreign currency assets and liabilities existing at the date of enactment of the public emergency Law 25561 (January 6, 2002) are only deductible from income tax in the proportion of 20% per annum in each of the first five fiscal years ending after the effective date of the law.

          Deposits and obligations of the public and private sectors

          a) Under the terms of Decree 214/02, as from February 3, 2002 deposits and obligations in U.S. dollars or other foreign currencies in financial institutions were converted into pesos at the exchange rate of $ 1.40 per US$ 1 or its equivalent in such other currency. Furthermore, there were restrictions on the availability of certain balances in current accounts and savings accounts in dollars and time deposits in pesos or dollars, which would be returned to their owners in installments and the amounts and due dates depended on the balances recorded. As from February 3, 2002 a reference stabilization index
          (CER) and an interest rate will be applied to

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)


          these rescheduled deposits. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the I.N.D.E.C.


          Pursuant to Decree 905/02, depositors were allowed to opt to receive National Government Bonds in pesos accruing interest at a 2% rate and falling due in 2007 in substitution for their deposits, or National Government Bonds in US dollars, accruing interest at Libor and falling due in 2012, if deposits were originally made in foreign currency.
          Under the conditions of Section 4 of Decree 905/02, depositors were allowed to opt to receive in exchange for their receivables National Government Bonds in US dollars, accruing interest at Libor and falling due in 2005.

          Furthermore, Decree 905/02 established that financial institutions were to register rescheduled deposits for which no option had been exercised in a "Notarial Record of Rescheduled Deposits", in charge of Caja de Valores S.A. The rescheduled deposits included in that Record (CEDROS) were deemed to be negotiable securities to that effect, listed on stock exchanges and could be traded on self-regulating markets in Argentina.
          Owners of those deposits may apply them to the subscription of new share issuances and/or listed negotiable obligations and to the repayment of loans at the financial institutions where those funds are deposited.
          On September 16, 2002, Decree 1836/02 established a second exchange of deposits with the financial system, by which all owners of rescheduled deposits, whether they have exercised the mentioned option or not, may opt to exchange those deposits for National Government Bonds in US dollars due 2013 until May 23, 2003, as established by Resolution 743/02 and

          Communique "A" 3833 of the Argentine Central Bank. This option may be exercised together with a put option to be delivered by the depository entity as collateral for the payment of the original coupon adjusted by applying the CER, or to transform the rescheduled balance into Time Deposit Bills in pesos, with a guarantee to be provided by the National State consisting in contributing the difference between the value of each installment in pesos adjusted by applying the CER and the free US dollar exchange rate at the payment date.

          Financial institutions may also offer National Government Bonds in US dollars accruing interest at Libor and falling due in 2006 to depositors who have brought legal actions that are pending resolution.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)


          Financial institutions bound to depositors that opt to deliver the mentioned government securities must transfer to the National State sufficient assets to pay those securities.
          Decree 1836/02 also provided that "in view of the increase determined in deposits with the financial system and given the special situation of small savers, owners of rescheduled deposits for amounts of up to two thousand dollars (US$ 2) will be able to collect that amount in cash", each financial institution being entitled to increase that limit to three thousand dollars (US$ 3). Banco de Galicia y Buenos Aires S.A. offered the latter possibility to its customers.
          On November 22, 2002, through Resolution 668/02, restrictions on withdrawals of funds from demand accounts as determined in the annex to Resolution 6/02 were eliminated, those accounts having been added to the free account system established by Section 26 of Decree 905/02. There is also a possibility of subscribing National Government Securities in US dollars due 2013 with CEDROS.


          On January 30, 2003 the Argentine Central Bank released Communique "A" 3875, which established new conditions for the early reimbursement of rescheduled deposits. Deposits may be reimbursed in advance provided that the financial institution is not receiving financial assistance from the Central Bank, and its liquidity ratios are not affected, at least in the short term. Financial institutions receiving assistance from the Central Bank may only agree to offer improved terms with the prior approval of the Superintendency of Financial and Exchange Institutions, provided they repay principal amounts of that assistance weekly, equivalent to the amount of the certificates of rescheduled deposits reimbursed as a result of the improvements made in the preceding calendar week, as established by Communique "A" 3877 dated February 6, 2003.
          Subsequently, continuing with the gradual release of deposits, under Decree 739/2003 dated March 28, 2003, owners of rescheduled deposits and CEDROS have been offered the possibility of those deposits and CEDROS being reimbursed to them fully or partially. The characteristics of the options vary according to the amount to be released and the original currency in which the deposit was agreed. For deposits not exceeding US$ 14 (originally US$ 30) savers may request that these funds be credited to demand accounts, adjusted by applying the CER. Savers will receive National Government Bonds in US Dollars due 2013 (BODEN 2013) for the difference between the residual nominal value adjusted by applying the CER as of April 1, 2003 and the amount in pesos resulting from applying the

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          reference exchange rate established by the Argentine Central Bank at that date -$2.9792 per US dollar- to that residual nominal value, converted to US dollars at the exchange rate of $1.40 per US dollar. The amount of the bond to be delivered will arise from applying the $2.9792 exchange rate to the difference in pesos between the two amounts and subsequently dividing the value obtained by the technical value of the bond (100,725).

          For deposits for higher amounts, the placing of new time deposits for a term of 90 or 120 days will be offered, according to whether the amount of the original deposit converted to pesos and rescheduled is up to or exceeds US$ 34, respectively. Upon expiration of the 90 or 120 day term, all the funds may be withdrawn.
          Reimbursement of deposits originally agreed in pesos will be made by crediting to a demand account the amount calculated at the technical value at the payment date. The term set for exercising the options mentioned above will expire on May 23, 2003.
          As of March 31, 2003, rescheduled deposits (CEDROS) amounted to approximately US$ 269,617, while rescheduled deposits exchanged for National Government Bonds and not delivered to customers amounted to US$ 26,549 at that date, without including interest and/or adjustments by applying the CER.
          b) Decree 410/02 provides that deposits made by foreign banks or financial institutions with domestic financial institutions will not be converted into pesos at the $1=US$1 exchange rate, as established by Section 1 of Decree 214/02, provided they have been transformed into lines of credit that are effectively maintained and used for at least four years, in conformity with Argentine Central Bank regulations. The conversion into pesos also excluded those obligations of the public and private sectors to give sums of money in foreign currency which are governed by foreign laws.

          Public debt

          Decree 471/02 dated March 8, 2002 established that the obligations of the National, Provincial and Municipal Public Sectors outstanding as of February 3, 2002 denominated in US dollars or any other currency, governed only by the Argentine law, were converted at an exchange rate of $1.40 per US dollar or its equivalent in other foreign currency and adjusted applying a reference stabilization index (CER).
          In addition, the obligations of the National Public Sector converted into pesos as explained earlier accrue interest at rates ranging from 2% to 5%, depending on the characteristics of the original debt.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          Other assets and liabilities

          As established by Decree 410/02 and complementary rules, futures and option contracts, including those recorded in self-regulating markets and the accounts exclusively earmarked for the operations of those markets were not converted into pesos at the $ 1 = US$ 1 exchange rate as established by Section 1 of Decree 214/02, except for those governed by Argentine legislation agreed before January 5, 2002, where at least one of the parties must be a financial institution and have been settled as from June 12, 2002, which will be converted into pesos at $1.40 per US dollar.
          Decree 410/02 also established that:
          a) Fiscal credit certificates issued in US dollars or any other foreign currency within the framework of Decrees 979/01, 1005/01 and 1226/01 and in force at February 3, 2002, were converted into pesos at the exchange rate of $ 1.40 per US$ 1 or its equivalent in any other foreign currency.
          b) The balances of the financial institution accounts in US dollars or any other currencies at the close of operations at February 1, 2002, which may be computed to comply with liquidity reserve requirements, except for legal tender currency available and the amount equivalent to the balances of accounts earmarked exclusively to the operations on self-regulating futures and options markets, were converted into pesos at the exchange rate of $ 1.40 per US$ 1.
          The same treatment has been accorded to the amounts contributed by financial institutions to the Bank Liquidity Fund established by Decree 32/01 and to the debts institutions have with that Fund.

          Reorganization and bankruptcy proceedings

          On January 30, 2002, Law 25563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003. Below is a detail of some of the measures adopted:
          a) Suspension for one hundred and eighty days as from the effective date of that Law, of all mortgage, pledge and other foreclosures of whatever origin ordered in reorganization proceedings, whether they be made extrajudicially or in execution of judgment (Section 9 of Law 25563).
          b) Suspension for one hundred and eighty days of the expedition of petitions in bankruptcy filed, without prejudice to the possibility of applying the measures envisaged in Section 85 of Law 24522 (Section 11 of Law 25563).

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          c) Access to credit by insolvent individuals and/or legal entities, for which the Argentine Central Bank will proceed to regulate the elimination of all restrictions which otherwise hinder such access to credit or make it more expensive, and implement a rediscount line intended for those financial institutions that provide credit assistance to insolvent companies that are in the stage envisaged in Section 43 of Law 24522 (Section 12 of Law 25563).
          d) Financial institutions governed by Law 21526 (Financial Institutions Law) and supplementary rules may proceed within a term of 90 days to the rescheduling of their receivables from debtors of the financial system existing as of November 30, 2001 through an agreement to be reached with each of them (Section 15 of Law 25563).
          e) Suspension for one hundred and eighty days of the precautionary measures awarded and prohibition for the same term of new precautionary measures requested on those assets that are essential for the continuity of activities related to debtors' normal course of business. All extraordinary acts of disposition of property on the part of debtors will be null and void during the suspension period envisaged in this Section, unless there is an express agreement by creditors (Section 16 of Law 25563).
          On May 15, 2002, Law 25589 was enacted, which amended Laws 24522 and 25563. This Law introduced the following amendments:
          a) Section 9 of Law 25563 has been repealed.
          b) Section 11 of Law 25563 has been repealed.
          c) Section 15 of Law 25563 has been repealed.
          d) Section 16 of Law 25563 has been amended. In this connection, auctions of property that is the only dwelling of debtors or of assets used by them in the production and sale of goods or providing of services, decreed in executory proceedings, extrajudicially or in execution of judgment, shall be suspended for one hundred and eighty calendar days, counted as from the effective date of this Law. This Law shall not apply to court-ordered alimony payments, receivables derived from the responsibility for the commission of crimes, those arising in labor lawsuits, as a result of third party liability and from insurance companies that have underwritten third party civil liability policies, receivables arising after the effective date of this Law and the liquidation of assets under bankruptcy proceedings. The application of restitutional remedies that lead to the dispossession of assets earmarked for the activity of commercial, manufacture or other establishments, which are required for their functioning shall also be suspended.
          e) It is established that this Law will have legal effects on the date of its publication and applies to pending reorganization proceedings.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          In November 2002, when the 180-day suspension period expired, financial institutions agreed with the Executive Branch a temporary suspension of foreclosures of security interests until the end of January 2003.
          On February 4, 2003, Decree 204/03 was issued, by which Legal Emergency Units were created. These units will be responsible for mediating between debtors and creditors and will operate within a term of 90 days as from February 6, 2003, date on which such decree was published in the Official Gazette.
          Those units, which have been created to operate within the jurisdiction of the Ministry of Labor and the Ministry of Production, will intervene at the request of debtors or creditors, either of them voluntarily, in those cases where foreclosures of security interests have been sought on individuals or small and medium-sized companies. This proceeding is voluntary and does not mean the suspension or interruption of legal time limits or foreclosures made extrajudicially or in execution of judgment, as regulated by current norms.
          On May 6, 2003, the House of Representatives converted into law the bill to continue the postponement of the mortgage foreclosure of the only family dwelling of debtors that had expired in November 2002.

          Suspension of the application of Section 94, subsection 5 and Section 206 of Law 19550 on Corporations
          Decree 1269/02 has suspended until December 10, 2003 the application of Section 94, subsection 5 of Law 19550 which establishes that a company must be dissolved due to the loss of its corporate capital.
          Section 206, which establishes the mandatory capital reduction when losses exceed reserves and 50% of the capital has been suspended until that date.

          Legal actions requesting protection of constitutional guarantees
          As a result of the measures adopted by the Government, a significant number of complaints have been filed against the National State and/or institutions comprised in the financial system by individuals and legal entities, as they understand that those measures are in breach of constitutional and other rights. At the date of issue of these financial statements the final outcome of those complaints was still unknown. As of April 30, 2003, the court orders received by Banco de Galicia y Buenos Aires S.A. decreeing the reimbursement of deposits in their original currency or at the free exchange rate amounted to US$ 478,247 in compliance with court orders requiring the reimbursement of deposits under penalty of search and/or seizure and/or crimes involving illegal retention of deposits and/or contempt, Banco de Galicia y Buenos Aires S.A. paid the amounts of

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          US$ 311,322.
          The method of proceeding in those lawsuits and the admission and execution of provisional remedies that decree, for any reason or title, the material delivery of the pledged assets to the petitioner have been regulated by the above mentioned Decree 214/02, as amended by Decree 320/02, in turn amended and complemented by the Public Emergency and Exchange System Reform Law 25587 and Decree 676/02 (both of them published in the Official Gazette on April 26, 2002), which are applicable to all pending lawsuits and precautionary measures pending execution, whatever the date of the related court order may be, issued in judicial proceedings of whatever nature in relation to credits, debts, obligations, deposits or rescheduling of financial debts which may be deemed to be affected by the regulations of Law 25561 and regulatory and complementary rules.

          On July 23, 2002, Decree 1316/02 suspended for one hundred and twenty working days, compliance with and execution of all precautionary measures and final judgments issued in the legal actions referred to by Section 1 of Law 25587, except for those cases where life, health or physical integrity of individuals are at risk, or if the claimant were to be an individual of 75 years old or more. In the latter cases, requests for the execution of precautionary measures or judgments that estimate the amount of the claim must be submitted to the Argentine Central Bank. It should be noted that this Decree has been declared unconstitutional by most courts, so the application of penalties of search and/or seizure to seek payment of deposits has not been completely suspended.
          Lastly, on September 16, 2002 Decree 1836/02 was issued, Section 17 of which provides that financial institutions may offer the total or partial reimbursement of deposits with "National Government bonds in US dollars accruing interest at Libor and due 2006" in lieu of payment to the holders of rescheduled deposits covered by Section 4 of Decree 905/02, who have brought legal actions questioning the current legislation applicable to deposits with the financial system, that are pending resolution at the effective date of this Decree and for which precautionary measures are ordered. The issue terms and conditions of the above-mentioned bonds are detailed in Section 12 of Decree 905/02, except for the issue and due dates, which will be October 30, 2002 and January 30, 2006, respectively.
          Depositors who have brought legal actions may opt to accept those bonds.

          The difference of US$ 157,550 between the amount paid as a result of the measures mentioned above and the amount resulting from converting deposits at $1.40 per US dollar, adjusted by applying the CER and interest

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          accrued at the payment date, has been recorded by Banco de Galicia y Buenos Aires S.A. in "Intangible assets" as of March 31, 2003, thus complying with the provisions of Communique "A" 3916 of the Argentine Central Bank. At December 31, 2002, that Bank had recorded US$ 149,918 in "Other receivables resulting from financial brokerage" for that item.

          Banco de Galicia y Buenos Aires S.A. has reserved its right to claim compensation for damages caused by the reimbursement of deposits in US dollars or their equivalent in pesos at the free exchange rate, decreed under precautionary measures or judgments issued by courts, and which have not been included by the National State in the calculation of the compensation to Financial Institutions. The method of accounting for that compensation as a deferred loss, envisaged by the Argentine Central Bank in the mentioned Communique, does not affect the legitimacy of the rights. Banco de Galicia y Buenos Aires S.A. has reserved its rights for such purposes.
          It should be noted that the Federal Supreme Court of Justice has not yet issued any decision on the legal actions filed with it requesting protection of constitutional rights and that Decree 214/02 be declared unconstitutional



          Compensation to be granted to financial institutions
          Decree No. 214/02 provides for the issue of a Bond payable with the funds of the National Treasury to cover the deficit in the financial system arising from the imbalance generated by the application of the measures mentioned above, that is, from the devaluation and the asymmetric conversion into pesos of assets and liabilities. In fact, in accordance with the provisions of Law 25561 and Decrees Nos. 214/02, 320/02, 410/02, 471/02, 704/02, 905/02 and 992/02 and their amendments and complementary rules, and of Argentine Central Bank Communiques "A" 3467, 3507, 3561 and 3648 and their amendments and complementary rules, a significant portion of foreign currency assets and liabilities that formed part of the net foreign currency position as of December 31, 2001, were converted into pesos at different exchange rates.

          In June 2002, Decree 905/02 established the method of calculating the amount of the compensation to be received by financial institutions, which replaced Decree 494/02 that had previously established such method.

          Sections 28 and 29 of that Decree established the restoration of financial institutions' equity ratios at the time of the conversion into pesos, by compensating them for:

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)


          a) The losses arising from the conversion into pesos of a large portion of their obligations at the exchange rate of $1.40 per US dollar, which is higher than the exchange rate of $1 per US dollar applied for the conversion into pesos of certain receivables in foreign currency, by means of the delivery of a Compensating Bond, for which the issuance of "National Government Bonds in pesos, due 2007" (BODEN 2007), was established;

          b) The mismatching of their foreign currency positions after the mandatory conversion into pesos of a portion of their loan and deposit portfolios, by transforming the Compensating Bond originally issued in pesos into a bond in US dollars and, if necessary, through the subscription of a Coverage Bond in US dollars. To this end, the issuance of "National Government Bonds in US dollars, Libor 2012" (BODEN 2012) has been established.

          Argentine Central Bank Communique "A" 3650 and complementary rules established the procedure that financial institutions were to carry out for calculating the Compensating and Coverage Bonds, the amounts of which were to be calculated taking into account the foreign currency balances as of December 31, 2001, as shown in the statement of financial condition of the parent company and subsidiaries in Argentina audited at that date; however, insofar as concerns foreign branches and subsidiaries and subsidiaries engaged in supplementary activities, this compensation has been restricted to the negative effects of the mandatory conversion into pesos of the credit assistance granted to the National State under Secured Loans. Therefore, the impact on the remaining foreign currency position subject to Argentine legislation, of the application of the mentioned economic measures has not been compensated so far.

          This method of determining the amount of the Compensating and Coverage Bonds, which does not contemplate certain assets and liabilities converted into pesos due to the application of Decree 214/02, corresponding to foreign branches and subsidiaries and controlled entities engaged in supplementary activities, is not only in disagreement with the objectives established by Decrees 214/02 and 905/02, and is therefore detrimental to Banco de Galicia y Buenos Aires S.A.'s assets, but is also an essentially arbitrary act in the light of the fact that identical economic acts are included or excluded from the compensation, depending on whether they were performed directly by Banco de Galicia y Buenos Aires S.A. or through a subsidiary, or whether the receivable originated abroad is of a public or private origin.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          Through a letter dated September 16, 2002 sent to the Ministry of Economy of the Nation and to the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. formally stated its claim against the procedure used, reiterating prior presentations, and left express evidence that "it will not accept or approve the validity of any system that may lead to losses of its assets, which are not fully compensated, or to the exclusion from the compensation of assets and liabilities corresponding to branches, subsidiaries and controlled entities engaged in supplementary activities that form part of the consolidated assets of Banco de Galicia y Buenos Aires S.A.". The Bank also reserved its right to appeal to a federal court for damages caused by those measures and by the facts or omissions that may be attributable to the National State which may affect the guarantees of inviolability of private property and tax equality.

          The Argentine Central Bank Communiques mentioned above set July 29, 2002 as the deadline for complying with the reporting requirements, so that each institution could report the amount in bonds to which it was to become entitled. Banco de Galicia y Buenos Aires S.A. has complied with this requirement but, during September 2002, the Argentine Central Bank released Communique "A" 3716, which established changes in the method. This led to a new presentation being made on September 16, 2002. The amount determined in line with current regulations at that date was US$ 787,541 in respect of compensation and US$ 618,229, in respect of the coverage of the negative foreign currency position.

          On October 28, 2002,  National Executive Branch Decree 2167/02 amended
          Section 29 of Decree 905/02, including in the calculation of the compensation the assets recorded at foreign branches and subsidiaries covered by Decree 214/02 and supplementary rules, but did not contemplate any modification regarding assets and liabilities recorded at controlled companies engaged in supplementary activities, which were also affected by the regulations of that decree and still continue to be excluded from such compensation. For this reason, the statements made in connection with these companies are still valid. Through Communiques "A" 3805 and "A" 3825, the Argentine Central Bank ruled the amendments established by Decree 2167/02, establishing a new reporting requirement, the deadline of which was December 23, 2002.
          A total amount was determined at approximately US$ 2,254,027 in BODEN 2012 (face value) for the compensation. This amount may be subject to changes arising from amendments to regulations or from presentations by customers under the terms of Communique "A" 3561 and supplementary rules, and is subject to review by the Argentine Central Bank. Furthermore,

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          Banco de Galicia y Buenos Aires S.A. has submitted a letter to the Central Bank requesting authorization for the transfer of securities for an amount equivalent to the net effect of the compensation received for the assets converted into pesos recorded at the subsidiary Banco de Galicia Uruguay S.A., which is estimated at approximately US$ 438,000.

          The amount of US$ 201,247 for the compensation received was recorded in "Government securities -in foreign currency- Holdings in investment accounts", and the amount receivable of US$ 2,085,543 in "Other receivables resulting from financial brokerage - In foreign currency - Compensation to be received from the National Government".

          The advance to be requested from the Argentine Central Bank for the subscription of the Coverage Bond, including the effect of Decree 2167/02, was recorded in "Other liabilities resulting from financial brokerage - In pesos - Advances for the acquisition of "National Government Bonds in US dollars, Libor 2012", for US$ 578,883. Should adjustments from application of the CER and accrued interest for US$ 270,490 have been included, the total amount would be US$ 849,373.

          The compensation for the positive difference between the Shareholders' Equity as of December 31, 2001 and that resulting from adjusting the net foreign currency position at that date converted into pesos at the exchange rate of $1.40 per US dollar, for US$ 491,254, stated in the period-end currency value, was reflected in the "Unrealized valuation difference arising from the compensation of the net foreign currency position" account, in the Shareholders' Equity of Banco de Galicia y Buenos Aires S.A., as provided for by Argentine Central Bank Communique "A" 3703. This criterion differs from professional accounting standards. Therefore, should the latter have been applied, the accumulated losses for the previous year before the absorption envisaged in Communique "A" 3800 would have decreased by that amount.

          The terms and conditions for financing the subscription of the "National Government Bonds in US dollars Libor 2012" have been stipulated in Section 29, subsection g) of Decree 905/02 and contemplate the delivery by financial institutions of assets as collateral for at least 100% of the advance received.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          Treatment accorded to extraordinary assistance granted to financial institutions by the Argentine Central Bank

          Decree 739/03 issued on March 28, 2003 establishes a voluntary procedure for the repayment of the assistance granted to financial institutions by the Argentine Central Bank during the economic crisis that affected the financial system as from 2001. The basic criterion consists of balancing the cash flows of financial institutions that are debtors for rediscounts and creditors for holdings of public sector securities at the same time.
          Section 9 of the above-mentioned Decree provides that the balances due must be amortized in pesos in the same number of installments as the assets granted as collateral for the rediscounts obtained, without exceeding 70 installments. In this connection, Communique "A"3941 establishes a minimum accumulated amortization schedule and a monthly repayment of at least 0.90% of the adjusted balance. Mandatory and voluntary accelerated amortization is envisaged when the rate of interest collected on the assets granted as collateral for the rediscounts exceeds 3.5% per annum.
          It is also established that the assistance subject to this amortization system must be secured by the delivery of Loans Secured by the National Government originated under Decree 1646/01 or, failing this, Bonds secured by the National Government issued within the framework of Decree No. 1579/02 or Bonds issued under Decrees Nos. 905/02, 1836/02 and 739/03. The Argentine Central Bank may modify the above-mentioned amortization conditions when the Unit for the Restructuring of the Financial System (created under Decree No. 1262/03) so establishes it and provided some of the following conditions are met:
          a) Assets granted as collateral for the assistance received expire after 70 months on average.
          b) The financial institution is within the framework of the situations envisaged in Sections 34 and 35 bis of Law 21526 and has adopted a transformation and reorganization plan approved by the Unit for the Restructuring of the Financial System.
          In this case, amortization shall be made in the same number of installments as that of the assets granted as collateral for the rediscounts received, with a maximum of 120 installments, a monthly amortization not lower than 0.40% being envisaged.
          The financial institutions that wish to avail themselves of this special assistance amortization system must have normalized their foreign debt situation before December 5, 2003.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          Claims due to exchange differences arising from the repayment of financial assistance during the exchange holidays that took place in January 2002
          During December 2001, Banco de Galicia y Buenos Aires S.A. received assistance in pesos from the Argentine Central Bank to cover temporary lack of liquidity. This assistance was repaid applying resources in US dollars granted by the Bank Liquidity Fund (BLF) on January 2 and 4, 2002.
          At the date those funds were credited, the Argentine Central Bank had declared exchange holidays.
          Before the markets were reopened, Law 25561 was enacted on January 6, 2002, which repealed the convertibility system and fixed the new exchange rate of $1.40 per US dollar.
          As a result of the mentioned norms, during the exchange holidays the Bank was unable to perform exchange operations.
          Accordingly, the funds in US dollars credited by the BLF on January 2 and 4, 2002 had to remain in US dollars until the markets were reopened.
          At the date markets were reopened, in view of the terms and conditions of the norms in force, the US dollar was sold at $1.40.

          For this reason, when the Argentine Central Bank allocated US$ 410,000 for Banco de Galicia y Buenos Aires to repay the financial assistance provided to it, should have allocated US$ 410,000 at $1.40, that is, the amount of thousand $ 574,000.


          This has affected the guarantees of inviolability of private property and equality under the law.
          Banco de Galicia y Buenos Aires considers that the difference of US$ 55,034 should be returned to it restated as of January 2002, or its equity should be restored for an equivalent amount.

          Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries

          The situation described above affected Banco de Galicia y Buenos Aires S.A. in the form of a lack of liquidity as a result of the drop in deposits that was so significant that it made it necessary for the bank to request financial assistance from the Argentine Central Bank.

          As of April 30, 2003, the amount of deposits with Banco de Galicia y Buenos Aires S.A. in Argentina was approximately US$ 1,212,813, whereas the assistance received from the Argentine Central Bank to cover temporary lack of liquidity amounted to US$ 1,871,322.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          Within this context, on March 21, 2002, Banco de Galicia y Buenos Aires S.A. submitted to the Argentine Central Bank a regularization and rehabilitation plan called "Galicia Capitalization and Liquidity Plan" which mainly contemplates:
          a. the immediate restoring of its liquidity levels, the supply of the necessary resources to achieve a solid position which enables Banco de Galicia y Buenos Aires S.A. to reimburse a significant portion of its
          deposits;   and
          b. a subsequent significant increase in its capitalization levels. This Plan also includes the negotiation with foreign creditors of the restructuring of the debt that Banco de Galicia y Buenos Aires S.A. carries with them and the orderly closing-down of the operating branches abroad.


          The strengthening of liquidity is achieved as follows:

          o Securitization (and/or sale) of its mortgage and commercial loan portfolio through trusts or assignment of credits for a total amount of US$ 134,228, which were subscribed by financial institutions during April 2002.
          o Loan from Seguros de Depositos S.A. (SE.DE.S.A.) for US dollars equivalent to US$ 67,114, converted at the exchange rate prevailing on the day prior to that of the disbursement, for a term of five years and at the 180-day LIBOR rate plus 300 basis points, which was subscribed on March 21, 2002.
          o Loan from Fondo Fiduciario de Assistencia a Entidades Financieras y de Seguros (F.F.A.E.F.y S.) (Trust Fund for the Assistance to Financial Institutions and Insurance Companies) for the amount in US dollars equivalent to $100,000 (US$ 33,557), converted at the exchange rate prevailing on the day prior to that of the disbursement, for a term of three years and at Libor plus 400 basis points, with a floor of 8.07%, which was subscribed on April 30, 2002.
          In addition, the bank has refinanced a debt of US$ 192,617 with the Bank Liquidity Fund for three years, which was settled with the assistance provided by the Argentine Central Bank under the same conditions as those of the original debt on May 9, 2002.

          As  regards  capitalization,   within  the  framework  of  the  global
          renegotiation of its foreign debt, the addition of basic and/or complementary capital is expected to take place through the subscription by foreign creditor banks, in exchange for their original debts, of ordinary shares or subordinated debt whether convertible or not into ordinary shares, at the option of the participating banks.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          Banco de Galicia y Buenos Aires S.A. has formally started negotiations with a committee that is composed of the most important creditors. This committee was recently created and is currently making progress in the negotiations for obtaining a debt restructuring.
          The plan for redefining the foreign branches includes the Restructuring Plan involving the New York Branch, submitted to the Office of the Comptroller of the U.S. Treasury ("OCC") on March 22, 2002, which contemplates the voluntary and orderly termination of the operations carried out by the Branch and its subsequent closing-down. This Restructuring Plan required the payment of smaller deposits by the Branch, the renegotiation of its obligations with third parties and the transfer of the renegotiated debts to the Head Office. As of March 31, 2002, the New York Branch had obligations with third parties for a total amount of approximately US$ 331,000.

          At the date of these financial statements, the New York Branch had concluded the restructuring of all its obligations with third parties and closed its operations. The dissolution of this Branch took place on January 30, 2003.
          The restructuring of the New York Branch's debt consisted in rescheduling its commercial debt amounting to US$ 51,000 in the short term paying 20% of it in cash and transferring the remaining 80% to Banco de Galicia y Buenos Aires S.A., its Head Office in Argentina. At the date of these financial statements the total amount of that debt had been settled. Also, of the total financial debt of approximately US$ 237,000, of which US$ 200,000 had been instrumented as two bonds of US$ 100,000 each, US$ 125,500 were rescheduled at the Head Office for a term of 5 years, with a grace period of 2 years, US$ 68,900 were paid in cash and a debt reduction of US$ 42,600 was granted. Of total deposits of US$ 30,000, the Branch paid in cash deposits for lower amounts totaling US$ 12,500, and rescheduled US$ 17,000 at the Head Office. The rest of obligations and contingencies for letters of credit were transferred to the Head Office.
          Furthermore, within the framework of this Plan, the representation offices at Sao Paolo (Brazil) and London (United Kingdom), as well as Galicia y Buenos Aires Securities (UK) Ltd., the company controlled by the Bank and organized in the United Kingdom, have been closed down.


          The Plan also contemplates the corporate restructuring of Banco de Galicia y Buenos Aires S.A., with a significant reduction in administrative expenses, to adapt it to the lower levels of activity. After the end of the period and at the date of these financial statements, approximately US$ 43,624 were paid in respect of employee voluntary retirement.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)


          Furthermore, under the terms of Law No. 21526 on financial Institutions, the Bank has requested exemption from compliance with the pertinent technical ratios and the reduction of the charges or fines arising from any temporary non-compliance incurred until the plan is implemented.
          The plan was approved by the Board of Directors of the Argentine Central Bank on May 3, 2002 through Resolution No. 281.

          The situation described above also affected Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd., entities controlled by Banco de Galicia y Buenos Aires S.A..
          On February 6, 2002, Banco Galicia Uruguay S.A. submitted a letter to the Central Bank of Uruguay in order to: (i) inform it of its temporary lack of liquidity, which prevented it from continuing to face the withdrawal of deposits; (ii) request financial assistance from that entity to be able to preserve its ability to reimburse all deposits in an orderly manner and face the withdrawal of funds generated by the developments that took place in Argentina, and (iii) request the authorization of that entity to temporarily suspend its operations.

          On February 13, 2002 the Central Bank of Uruguay resolved to preventively intervene in Banco Galicia Uruguay S.A. and temporarily suspend all its activities for a term of 90 days, which was subsequently extended until February 28, 2003.

          On June 10, 2002, Banco de Galicia Uruguay S.A. submitted to the Central Bank of Uruguay a proposal for the restructuring of its debt in respect of deposits. The proposal consists in an initial cash payment in US dollars equivalent to 3% of the amounts receivable by each depositor, and for the remaining amount, in a time deposit or negotiable obligations issued by Banco de Galicia Uruguay S.A., at the customers' option, all of them falling due in September 2011, to be amortized in nine annual and consecutive installments, the first two installments for 15% of the balance, and the following ones, for 10%, at a fixed interest rate of 2% per annum.


          On June 20, 2002, a letter was presented before the Central Bank of Uruguay offering a pledge on Banco de Galicia Uruguay S.A.'s commercial receivables as collateral for the proposal.
          On July 18, 2002, the Central Bank of Uruguay informed Banco de Galicia Uruguay S.A. that it would not object to any proposal the latter could make to its depositors provided at least a 75% adherence is obtained.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          This percentage represents the majority legally required to achieve an out-of-court reorganization plan, pursuant to Uruguayan legislation (Section 29 and subsequent sections of Law 2230 of June 2, 1893).

          Acceptance by depositors represented deposits for US$ 930,000, out of a total amount of US$ 1,176,000, corresponding to the holders of 7.067 accounts over a total of 12,271 accounts. This is equivalent to 79% of total deposits, which shows the confidence customers have in the bank.

          On December 23, 2002, the Court of Montevideo hearing the case, approved the reorganization plan requested by Banco de Galicia Uruguay S.A..

          In accordance with a resolution adopted by the Central Bank of Uruguay, as from January 9, 2003, Banco Galicia Uruguay S.A. implemented a payment program, which contemplates the reimbursement of 100% of deposits in US dollars plus interest to investors. As agreed, the first step consists of an initial payment of 3% in cash to each holder of time, savings account and demand deposits as of February 13, 2002, as well as the delivery of transferable rescheduled time deposit certificates, as the case may be, issued by Banco Galicia Uruguay S.A. The situation of Banco de Galicia Uruguay S.A. affected its subsidiary, Banco de Galicia (Cayman) Limited and, consequently, on July 19, 2002 the authorities in the Cayman Islands appointed a provisional liquidator at the request of Banco de Galicia (Cayman) Limited, in order to reach a voluntary restructuring agreement between that entity and its creditors, adopting the corresponding measures to preserve that company's assets. The restructuring of the liabilities of Banco de Galicia (Cayman) Limited is currently under way. On May 29, 2003, Banco de Galicia y Buenos Aires S.A. submitted the proposal to be made to creditors to the Court having jurisdiction in the Cayman Islands..

          The developments described in the section entitled "Compensation to be granted to financial institutions" proved financially detrimental to Banco de Galicia Uruguay S.A., due to the devaluation of the Argentine currency and the mandatory conversion into pesos, at different exchange rates, of a portion of its receivables in foreign currency subject to Argentine legislation.


          Such losses have been generated by the fact that, as mentioned earlier, Decree 905/02 excluded from the calculation of the Compensating and Coverage Bonds the assets converted into pesos owned by companies

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          engaged in supplementary activities and controlled by Banco de Galicia y Buenos Aires S.A., and by foreign branches and subsidiaries. In other words, the objective envisaged in Section 7 of Decree No. 214/02, which consists in "establishing the issuance of a Bond to cover the imbalance in the financial system", has only been partially met in the case of Banco de Galicia y Buenos Aires S.A. under that decree. Subsequently, Decree 2167/02 and Argentine Central Bank Communique "A" 3805 corrected that omission by complementing the calculation of the compensation including in it the assets recorded at foreign branches or subsidiaries subject to Decree 214/02 (see section entitled "Compensation to be granted to financial institutions").

          Within this context, Banco de Galicia y Buenos Aires S.A. agreed with Banco Galicia Uruguay S.A. to perform the necessary acts to provide the latter company, where applicable and subject to the prior authorization of the Argentine Central Bank, with the necessary funds for it to be able to reimburse all rescheduled deposits.

          Subsequently, the two financial institutions complemented that agreement through another agreement which explained that the legal effects, whether direct or indirect, of the declarations and covenants contained in the agreement, and the fulfillment of the commitments undertaken are subject to the normalization of the economic and financial situation of Banco de Galicia y Buenos Aires S.A. and to the repayment of the financial assistance granted to it by the Argentine Central Bank. These circumstances are mentioned in point 52 of Resolution No. 281 issued by that body. Furthermore, as a result of the intervention of the Central Bank of Uruguay in Banco Galicia Uruguay S.A., it is not possible to obtain financial statements prepared in accordance with Argentine accounting standards. In view of this, and in compliance with the Galicia Capitalization and Liquidity Plan, Banco de Galicia y Buenos S.A. has decided to record a provision to fully cover the value of its investments in Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited in the amounts recorded as of December 31, 2001. Furthermore, if the circumstances described still persist, the valuation of those investments under the equity method of accounting and the consolidation of the financial statements of the two subsidiaries with those of Banco de Galicia y Buenos Aires S.A. should be discontinued.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          According to the estimates made by Banco de Galicia y Buenos Aires S.A. on the basis of documentation and information held by it, a provision of US$ 244,351 has been recorded in Provisions - Other contingencies, under liabilities, which is equivalent to the negative consolidated equity of the two subsidiaries estimated at March 31, 2003.

          In view of the situation described, Banco de Galicia y Buenos Aires S.A. ratified its intention to continue with the business of its Uruguayan subsidiary and comply with the commitments previously undertaken, subject to the authorizations which may be required.
          Had the two companies been included in the consolidated financial statements of Grupo Financiero Galicia S.A., the main consolidated statement of financial condition figures as of March 31, 2003 would have been approximately as follows:

                  ASSETS                                 US$         LIABILITIES                        US$
                  Cash and due from banks                200,445     Deposits                          1,724,838
                  Government and corporate                           Other liabilities  resulting
                  securities                             553,655     from financial brokerage          5,165,431
                  Loans                                3,480,196     Other liabilities                   201,204
                  Other receivables resulting from                   Shareholders' equity                536,306
                  financial brokerage                  2,708,652
                  Other assets                           684,831


          The impact of all the measures adopted to date by the Argentine Government on the financial statements of Grupo Financiero Galicia S.A. and its controlled entities as of March 31, 2003 was recognized according to evaluations and estimates made at the date of preparing them. Future actual results might differ from those evaluations and estimates and those differences could be significant. Therefore, the financial statements of Grupo Financiero Galicia S.A. may not report all the adjustments that could result from these adverse conditions or from any future amendments that could be made to legal and regulatory norms in force. Furthermore, at this time it is not possible to foresee the effect of future development of the country's economy or its consequences on the economic and financial position of Grupo Financiero Galicia S.A. and its controlled entities.

          Thus, any decision that must be made on the basis of these financial statements must take into account the future development of these measures and the financial statements must be considered in the light of these uncertain circumstances.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 2:   FINANCIAL STATEMENT PRESENTATION BASIS

          Through Resolutions Nos C 238/01, C 243/01, C 261/01, c 262/01 and C 187/02, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncements Nos. 16, 17, 18, 19 and 20, respectively. Furthermore, the National Securities Commission (CNV) has adopted those Technical Pronouncements adding certain modifications to them. These regulations are mandatory for fiscal years commencing as from January 1, 2003. These financial statements have been stated in thousands of US dollars and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the
          Argentine Federation of Professional Councils in Economic Sciences (FACPCE), approved with certain modifications by the CPCECABA, and in line with Resolutions issued by the CNV.
          The financial statements for the periods of three months ended March 31, 2003 and 2002 have been subject to a limited review by the external auditors of the Company. The Management of the Company considers they include all the necessary adjustments to present fairly the results for each period.
          As established by professional accounting standards and CNV resolutions, recognition of the effects of inflation has been resumed since January 1, 2002, considering that the accounting measurements originating prior to December 31, 2001 are stated in the currency of that date.


          On March 25, 2003, the National Executive Branch issued Decree 664 establishing that the financial statements for fiscal years ending as from that date be stated in nominal currency. Consequently, in accordance with CNV Resolution No. 441/03, the Company discontinued the restatement of its financial statements as from March 1, 2003. Although this criterion is not in accordance with prevailing professional accounting standards, this departure has not produced a significant effect on the financial statements. In March 2003, a deflation rate of 0.56% was recorded. The index used in restating the items in these financial statements is the domestic wholesale price index published by the National Statistics and Census Institute.

          For comparative purposes, the balances as of December 31, 2002 and March 31, 2002 have been restated following the guidelines contained in the preceding paragraphs of this Note.

          The principal accounting policies used in preparing the financial statements are described below.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 2:   (Continued)


          a.   Assets and Liabilities in local currency

               Monetary assets and liabilities which include, where applicable, the interest accrued up to the closing date, are stated at period/year end currency value, so they do not require any adjustment whatsoever.



          b.   Foreign currency Assets and Liabilities (US dollars)

               Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina buying and selling rates of exchange, respectively, in force at the close of operations on the last working day of each period/year. Interest receivable or payable has been accrued, where applicable.

          c.   Investments
               c.1. Current

                    Time and special current account deposits have been valued at their face value, plus interest accrued at period/year end.

               The negotiable obligations have been valued at their nominal value, plus accrued interest at period/year end.

               c.2. Non-current

                    Time deposits and special current account deposits have been valued at their face value, plus interest accrued at period/year end.

                    The equity interests in Banco de Galicia y Buenos Aires S.A. (see Note 3.b.7.a. to the consolidated financial statements) and Net Investment S.A. have been accounted for under the equity method as of March 31, 2003.

                    The equity interests in Sudamericana Holding S.A. and Galicia Warrants S.A. have been accounted for under the equity method, on the basis of December 31, 2002 and January 31, 2003 financial statements, respectively, and

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 2:   (Continued)


                    considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with professional accounting standards.

          d.   Fixed assets

               Fixed assets have been valued at their acquisition cost, restated into constant currency, as mentioned in the fourth and fifth paragraphs of this Note, net of the corresponding accumulated depreciation.

               Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

               The index-adjusted net book values of the assets, taken as a whole, do not exceed their estimated recoverable value.


          e.   Intangible assets

               Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in the fourth and fifth paragraphs of this Note, net of the corresponding accumulated amortization, calculated based on their estimated useful life.
               The Company has recorded a valuation allowance of US$ 1,007 for the goodwill for the acquisition of the shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A.
               Amortization charges are calculated on a straight-line basis in equal monthly installments over 60 months. The index-adjusted net book values of the assets taken as a whole do not exceed their estimated recoverable value.
               As of March 31, 2003, the logotype and organization expenses were written off.

          f.   Income  Tax
               Income tax has been determined according to the deferred tax method. (See Note 15).

                         Grupo Financiero Galicia S.A.
         "A Company not Adhered to the Optional Regime for the Mandatory
               Public Offering of Shares envisaged in the By-laws"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 2:   (Continued)

          g.   Shareholders' Equity

               g.1. Activity  in the  shareholders'  equity  accounts  has  been restated as mentioned in the fourth and fifth paragraphs of this Note.
                    The "Subscribed and paid-up capital" account has been stated at its face value and at the value of the contributions, in the currency value of the period in which those contributions were actually made. The adjustment derived from the restatement of that account in constant monetary units has been allocated to the Capital Adjustment account. The closing balance of the retained earnings account has been modified, as disclosed under the Statement of Changes in Shareholders' Equity, to include a "Prior year gain adjustment of US$ 6,092, corresponding to the change of criterion for the accounting measurement of income tax adopted by the entities controlled by Banco de Galicia y Buenos Aires S.A.





               g.2. Income and expense accounts

                    The results for each period have been disclosed at restated values following the guidelines detailed in the fourth and fifth paragraphs of this Note.

          h.   Statement of cash flows

               The "Cash and due from banks" caption is considered to be cash. The activity in that statement has been presented in constant currency.

                         Grupo Financiero Galicia S.A.
         "A Company not Adhered to the Optional Regime for the Mandatory
               Public Offering of Shares envisaged in the By-laws"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 3:   CASH AND DUE FROM BANKS

          The breakdown of this caption was as follows:

                                                               3.31.03               12.31.02
                                                         --------------------- ---------------------
Cash (Schedule G)                                                         306                   345
Banks - current accounts (Note 12)                                         30                    89
                                                         --------------------- ---------------------
Total                                                                     336                   434
                                                         ===================== =====================


NOTE 4:   OTHER RECEIVABLES

          The breakdown of this caption was as follows:

                                                               3.31.03               12.31.02
                                                         --------------------- ---------------------
Current
Fiscal credits                                                             41                    22
Prepaid expenses                                                            2                     2
Sundry debtors (Schedule G)                                               266                    39
                                                         --------------------- ---------------------
Total                                                                     309                    63
                                                         ===================== =====================

                                                                3.31.03               12.31.02
                                                         --------------------- ---------------------
Non-current
Fiscal credits                                                             28                     2
Sundry debtors                                                              -                     -
                                                         --------------------- ---------------------
Total                                                                      28                     2
                                                         ===================== =====================



NOTE 5:   SOCIAL SECURITY LIABILITIES



          The breakdown of this caption was as follows:

                                                               3.31.03               12.31.02
                                                         --------------------- ---------------------

Integrated Pension and Survivors' Benefit System                            2                     4
Health care plans                                                           1                     1
Directors' and syndics' fees accrual                                       25                    41
Provision for legal bonus                                                   4                     -
                                                         --------------------- ---------------------

Total                                                                      32                    46
                                                         ===================== =====================

                         Grupo Financiero Galicia S.A.
         "A Company not Adhered to the Optional Regime for the Mandatory
               Public Offering of Shares envisaged in the By-laws"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)



NOTE 6:   TAX LIABILITIES

          The breakdown of this caption was as follows:

                                                               3.31.03               12.31.02
                                                         --------------------- ---------------------
Current
Provision for income tax, net of fiscal credits                             -                   435
Income tax payable, net of fiscal credits                                 443                     -
Income tax withholdings to be deposited                                     2                     4
Provision for turnover tax                                                 11                     -
                                                         --------------------- ---------------------
Total                                                                     456                   439
                                                         ===================== =====================

Non-current                                                     3.31.03              12.31.02
                                                           ------------------- ---------------------
Deferred tax liability (Note 15)                                       15,901                18,166
Provision for minimum notional income tax                                  26                     -
                                                           ------------------- ---------------------
Total                                                                  15,927                18,166
                                                           =================== =====================


NOTE 7:   OTHER DEBTS

          The breakdown of this caption was as follows:

Current                                                        3.31.03               12.31.02
                                                         --------------------- ---------------------
Sundry creditors (Note 12 and Schedule G)                                  54                   116
Expense accrual (Note 12 and Schedule G)                                  257                   348
Directors' qualification bond                                               1                     1
                                                         --------------------- ---------------------
Total                                                                     312                   465
                                                         ===================== =====================


Non-current                                                    3.31.03               12.31.02
                                                         --------------------- ---------------------
Directors' qualification bond                                               1                     1
                                                         --------------------- ---------------------
Total                                                                       1                     1
                                                         ===================== =====================

                         Grupo Financiero Galicia S.A.
         "A Company not Adhered to the Optional Regime for the Mandatory
               Public Offering of Shares envisaged in the By-laws"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 8:   CAPITAL STATUS

          As of March 31, 2003, the capital status of the Company was as follows:

          ==================================================================================================
                                   Restated              Approved by                Date of registration
                         Face         in                                          with the Public Registry
             Capital     value     constant         Body             Date                of Commerce
                                   currency
          --------------------------------------------------------------------------------------------------
          Subscribed,                          Extraordinary        05.16.00
          issued,                              shareholders'      07.24.00 and            08.09.00
          paid-in and  1,092,407   807,745        meeting           07.26.00
          registered                         Board of Directors
                         --------------------

          Total        1,092,407   807,745
          ==================================================================================================


NOTE 9:   FINANCIAL AND HOLDING GAINS/(LOSSES)

          The breakdown of this caption was as follows:

                                                                                3.31.03               3.31.02
                                                                          -------------------    -----------------
                  Generated by assets:
                  Interest
                     On time deposits (*)                                                136                    373
                     On special current account deposits                                   -                     39
                     On government securities                                              -                      1
                     On negotiable obligations (*)                                       120                      -
                     Other (*)                                                             3                      1
                  Loss of value of time deposits and special current
                  account deposits                                                         -               (54,839)
                  Loss on Indol contracts (*)                                            (7)                      -
                  Exchange (loss)/gain                                               (6,466)                 58,876
                  Loss on exposure to inflation                                        (534)               (18,468)
                                                                          -------------------     -----------------
                  Total generated by assets (loss)                                   (6,748)               (14,017)
                  Generated by liabilities:
                  Exchange gain/(loss)                                                    27                  (265)
                  Gain on exposure to inflation                                          167                    233
                                                                          ------------------      -----------------
                  Total generated by liabilities - Gain/(loss)                           194                   (32)
                                                                          =====================  ====================
                  Total financial losses                                             (6,554)               (14,049)
                                                                          =====================  ====================

                  (*) Balances net of eliminations corresponding to intercompany transactions (per Section 33 of Law 19550). See Note 12.

                         Grupo Financiero Galicia S.A.
         "A Company not Adhered to the Optional Regime for the Mandatory
               Public Offering of Shares envisaged in the By-laws"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)



NOTE 10: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS
                  As of March 31, 2003 the breakdown of receivables, investments and debts according to their estimated collection or payment terms was as follows:


==================================================================================================
                                                               Social
                                       Other                  security       Tax         Other
                                    receivables  Investments liabilities liabilities  liabilities
--------------------------------------------------------------------------------------------------
Falling due within:
1st  Quarter                                  82      10,439          28          457         103
2nd Quarter                                  215         370           -            -         209
3rd Quarter                                    -         110           -            -           -
4th Quarter                                    -           -           -            -           -
After one year                                38      43,581           4       15,926           1
                                    --------------------------------------------------------------
Subtotal falling due                         335      54,500          32       16,383         313
                                    --------------------------------------------------------------
Without any set due date                       2     493,553           -            -           -
                                    --------------------------------------------------------------
Total                                        337     548,053          32       16,383         313
                                    --------------------------------------------------------------
Non-interest bearing                          71     494,912          32       16,383         313
At a fixed rate                              266      53,141           -            -           -
--------------------------------------------------------------------------------------------------
Total                                        337     548,053          32       16,383         313
==================================================================================================

NOTE 11:  EQUITY INTERESTS IN OTHER COMPANIES

          The breakdown of long-term investments was as follows:

====================================================================================================
                                          As of 3.31.03
----------------------------------------------------------------------------------------------------
                                                     Percentage of interest
                               Shares                        held in
   Issuing company    -----------------------        ----------------------    Principal     Face
                                                      Total       Possible      line of    value per
                      Type             Number        Capital        votes      business      share
----------------------------------------------------------------------------------------------------
Banco de Galicia y      Ordinary                                              Financial
Buenos Aires S.A.       class "A"             101                             activities     0.0003
                        Ordinary
                        class "B"     438,599,602                                            0.0003
                      --------------------------------------------------------
                          Total       438,599,703    93.585537%    93.585542%
----------------------------------------------------------------------------------------------------
                                                                              Financial
                                                                                 and
                                                                              investment
Net Investment S.A.     Ordinary           10,500        87,50%        87,50% activities     0.0003
----------------------------------------------------------------------------------------------------
                        Ordinary
                        Class "A"          31,302                                            0.0003
Sudamericana Holding    Ordinary                                              Investment
S.A.                    Class "B"          41,735                             activities     0.0003
                      --------------------------------------------------------
                          Total            73,037    87.500899%    87.500899%
----------------------------------------------------------------------------------------------------
                                                                               Issuer of
                                                                               warehouse
                                                                               receipts
                                                                                  and
Galicia Warrants S.A.   Ordinary          175,000        87.50%        87.50%  warrants      0.0003
====================================================================================================

                         Grupo Financiero Galicia S.A.
         "A Company not Adhered to the Optional Regime for the Mandatory
               Public Offering of Shares envisaged in the By-laws"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 11:       (Continued)



====================================================================================================
                                          As of 12.31.02
----------------------------------------------------------------------------------------------------
                                                     Percentage of interest
                               Shares                        held in
  Issuing company     -----------------------        ----------------------    Principal     Face
                                                      Total       Possible      line of    value per
                      Type             Number        Capital        votes      business      share
----------------------------------------------------------------------------------------------------

                        Ordinary
                        class "A"             101                                            0.0003
Banco de Galicia y      Ordinary                                              Financial
Buenos Aires S.A.       class "B"     438,599,602                             activities     0.0003
                      --------------------------------------------------------
                          Total       438,599,703    93,585537%    93,585537%
----------------------------------------------------------------------------------------------------
                                                                              Financial
                                                                                 and
                                                                              investment
Net Investment S.A.     Ordinary           10,500        87,50%        87,50% activities     0.0003
----------------------------------------------------------------------------------------------------
                        Ordinary
                        Class "A"          31,302                                            0.0003
Sudamericana Holding    Ordinary                                              Investment
S.A.                    Class "B"          41,735                             activities     0.0003
                      --------------------------------------------------------
                          Total            73,037    87.500899%    87.500899%
----------------------------------------------------------------------------------------------------
                                                                               Issuer of
                                                                               warehouse
                                                                               receipts
                                                                                  and
Galicia Warrants S.A.   Ordinary          175,000        87.50%        87.50%  warrants      0.0003
====================================================================================================

The financial condition and results of controlled companies were as follows:

====================================================================================================
                                                                         Issuing company

                                                               -------------------------------------
                                                                Banco de Galicia
                     Financial condition                         y Buenos Aires    Net Investment
                        as of 3.31.03                                 S.A.               S.A.
----------------------------------------------------------------------------------------------------

Assets                                                               6,994,624            3,019
Liabilities                                                          6,487,363               32
Shareholders' equity                                                   507,261            2,987
Result for the period of three months ended 3.31.03                   (13,453)            (391)
====================================================================================================


====================================================================================================
                                                                                    Issuing company
                                                                                 -------------------
             Financial condition                                                   Galicia Warrants
               as of 1.31.03(*)                                                          S.A.
----------------------------------------------------------------------------------------------------
Assets                                                                                     2,001
Liabilities                                                                                  387
Shareholders' equity                                                                       1,614
Result for the period of three months ended 1.31.03                                        (134)
====================================================================================================

(*) See Note 2.c.2.

                         Grupo Financiero Galicia S.A.
         "A Company not Adhered to the Optional Regime for the Mandatory
               Public Offering of Shares envisaged in the By-laws"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)



NOTE 11:  (Continued)

====================================================================================================
                                                                                    Issuing company
                                                                                 -------------------
             Financial condition                                                     Sudamericana
              as of 12.31.02(*)                                                      Holding S.A.
----------------------------------------------------------------------------------------------------
Assets                                                                                     9,510
Liabilities                                                                                  337
Shareholders' equity                                                                       9,173
Result for the period of three months ended 12.31.02                                     (1,455)
====================================================================================================

(*) See Note 2.c.2.

====================================================================================================
                                                                          Issuing company
                                                                ------------------------------------
                                                                 Banco de Galicia
              Financial condition as of 12.31.02                  y Buenos Aires    Net Investment
                     Results as of 3.31.02                             S.A.              S.A.
----------------------------------------------------------------------------------------------------
Assets                                                                7,413,997          2,771
Liabilities                                                           6,893,285             29
Shareholders' equity                                                    520,712          2,742
Result for the period of three months ended 3.31.02                   (703,283)          (150)
====================================================================================================


====================================================================================================
                                                                                   Issuing company
                                                                                 -------------------
      Financial condition as of 9.30.02                                             Sudamericana
            Results as of 12.31.01                                                  Holding S.A.
----------------------------------------------------------------------------------------------------
Assets                                                                                    10,908
Liabilities                                                                                  278
Shareholders' equity                                                                      10,630
Result for the period of three months ended 12.31.01                                       1,520
====================================================================================================

====================================================================================================
                                                                                   Issuing company
                                                                                 -------------------
      Financial condition as of 10.31.02                                           Galicia Warrants
            Results as of 1.31.02                                                         S.A.
----------------------------------------------------------------------------------------------------
Assets                                                                                     2,017
Liabilities                                                                                  536
Shareholders' equity                                                                       1,481
Result for the period of twelve months ended 1.31.02                                          80
====================================================================================================

                         Grupo Financiero Galicia S.A.
         "A Company not Adhered to the Optional Regime for the Mandatory
               Public Offering of Shares envisaged in the By-laws"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 12   INTERCOMPANY BALANCES AND TRANSACTIONS - SECTION 33 OF LAW 19550
          The financial statements include the following significant balances of the transactions carried out with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:

Banco de Galicia y Buenos Aires S.A.                          3.31.03                12.31.02
                                                       ----------------------- ---------------------
ASSETS
Cash and due from banks - current accounts
(Note 3)                                                                   29                    88
Investments - time deposits (Schedules C)                               4,992                 6,658
                                                       ----------------------- ---------------------
Total                                                                   5,021                 6,746
                                                       ======================= =====================

LIABILITIES
Other liabilities - expense accrual (Note 7)                               41                    41
                                                       ----------------------- ---------------------
Total                                                                      41                    41
                                                       ======================= =====================

INCOME                                                        3.31.03                3.31.02
                                                       ----------------------- ---------------------

Financial income - interest on time deposits (Note 9)                       -                   110
Financial income - interest on special current
account  deposits (Note 9)                                                263                     -
                                                       ----------------------- ---------------------
Total                                                                     263                   110
                                                       ======================= =====================

EXPENSES
Administrative expenses (Schedule H)
  Leasing of brand                                                         60                    78
  Bank charges                                                              -                     1
  General expenses                                                          2                     8
                                                       ----------------------- ---------------------
Total                                                                      62                    87
                                                       ======================= =====================

Banco Galicia Uruguay S.A.                                    3.31.03                12.31.02
                                                       ----------------------- ---------------------
ASSETS
Investments - special current account deposits
(Schedules C and G)                                                     1,359                 1,556
Investments - negotiable obligations (Schedules  C
and G)                                                                 44,061                50,333
                                                       ----------------------- ---------------------
Total                                                                  45,420                51,889
                                                       ======================= =====================

INCOME                                                       3.31.03                3.31.02
                                                       ----------------------- ---------------------

Financial income - interest on time deposits (Note 9)                       -                    31
Financial   income  -  interest  on  special  current
account deposits (Note 9)                                                   -                   367
Financial    income   -   interest   on    negotiable
obligations (Note 9)                                                      120                     -
                                                       ----------------------- ---------------------
Total                                                                     120                   398
                                                       ======================= =====================

                         Grupo Financiero Galicia S.A.
         "A Company not Adhered to the Optional Regime for the Mandatory
               Public Offering of Shares envisaged in the By-laws"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 12:   (Continued)




Galicia Valores S.A. Sociedad de Bolsa


                                                               3.31.03               12.31.02
                                                         --------------------- ---------------------
LIABILITIES
Other liabilities - sundry creditors (Note 7)                               7                     -
                                                         --------------------- ---------------------
Total                                                                       7                     -
                                                         ===================== =====================

EXPENSES                                                       3.31.03               3.31.02
                                                         --------------------- ---------------------

Financial expenses - Loss on Indol (Note 9)                                 1                     -
                                                         --------------------- ---------------------
Total                                                                       1                     -
                                                         ===================== =====================



Galicia Warrants S.A.
                                                               3.31.03               3.31.02
                                                         --------------------- ---------------------
INCOME

Financial income - Interest earned (Note 9)                                 -                     1
                                                         --------------------- ---------------------
Total                                                                       -                     1
                                                         ===================== =====================


B2Agro S.A.
                                                               3.31.03               12.31.02
                                                         --------------------- ---------------------
ASSETS
Other receivables - sundry debtors (Note 4)                               266                    39
                                                         --------------------- ---------------------
Total                                                                     266                    39
                                                         ===================== =====================

INCOME                                                         3.31.03               3.31.02
                                                         --------------------- ---------------------

Financial results - interest earned (Note 9)                                4                     -
                                                         --------------------- ---------------------
Total                                                                       4                     -
                                                         ===================== =====================





NOTE 13:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

          At March 31, 2003 there are no restrictions on the distribution of the Company's retained earnings except for those established by the Argentine Commercial Companies Law and Resolution Nro. 368/2001 of the National Securities Commission insofar as concerns the setting up of the Legal Reserve with 5% of the net income for the year until 20% of the capital stock is reached. (See Note 10 to the consolidated
          financial    statements).

                         Grupo Financiero Galicia S.A.
         "A Company not Adhered to the Optional Regime for the Mandatory
               Public Offering of Shares envisaged in the By-laws"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 14:  RESTRICTED ASSETS

          As of March 31, 2003, the Company had deposited US$ 9 with Mercado de Valores de Buenos Aires S.A. in guarantee of the "INDOL Index
          Contracts"   in  force   at  that   date.



NOTE 15:  INCOME TAX - DEFERRED TAX

          Income tax has been determined according to the deferred tax method. The following tables show the changes and breakdown of deferred tax assets and liabilities:
          Deferred tax assets:

                                     Other receivables        Total
Opening balances                                      -                  -
Charge to results                                     2                  2
Closing balances                                      2                  2

          Deferred tax liabilities:

                         Fixed assets       Investments           Total
Opening balances                       4             18,004            18,008
Charge to results                      -            (2,107)           (2,107)
Closing balances                       4             15,897            15,901



NOTE 16:  EARNINGS PER SHARE

          Below is a breakdown of the Earnings per share as of March 31, 2003 and 2002:

                                                          31.03.03               31.03.02
                                                    --------------------  ---------------------
(Loss) for the period                                       (19,664)              (220,008)
Number of subscribed and paid-up ordinary shares          1,092,407              1,092,407

Earning per ordinary share:
 - Basic                                                  (0,02)                    (0,20)
 - Diluted                                                (0,02)                    (0,20)


                         Grupo Financiero Galicia S.A.
    "A Company which has not adhered to the Optional Regime for the Mandatory
               Public Offering of Shares envisaged in the By-laws"
                 Notes to the Financial Statements (Continued)
                  (figures stated in thousands of US dollars)


NOTE 17:  SUBSEQUENT EVENTS


          After March 31, 2003, the Company made new capital contributions in Net Investment S.A. for US$ 367.

          The Ordinary and Extraordinary Meeting of Shareholders of the Company held on April 23, 2003 resolved to absorb with the Discretionary Reserve balance of US$ 165,215, a portion of the Accumulated Losses as of December 31, 2002, and to carry forward the remaining losses for US$ 326,364.

          That Meeting of Shareholders also approved the amendment of articles one, thirteen, fourteen and twenty two of the Company's By-laws, which at the date of issue of these financial statements was pending registration with the Public Registry of Commerce. The amendment to article one of those By-laws consists of the Company not adhering to the Optional Regime for the Mandatory Public Offering of Shares provided for in its By-laws.

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Fixed assets
For the period of three months
commenced January 1, 2003 and ended March 31, 2003.
In comparative format with the fiscal year ended December 31, 2002. (figures stated in thousands of US dollars)


                                                                      Schedule A

========================================================================================

                                            ORIGINAL VALUES
                           -------------------------------------------------


     Principal account                         At
                                           beginning                          At end of
                                            of year     Increases   Deletions   period
----------------------------------------------------------------------------   ---------
  Real estate                               1,093           -           -       1,093
----------------------------------------------------------------------------------------
  Vehicles                                     25           -           -          25
----------------------------------------------------------------------------------------
  Hardware and software                       173           1           -         174
----------------------------------------------------------------------------------------
  Furniture and facilities                     68           -           -          68
----------------------------------------------------------------------------------------
  Total as of 3.31.03                       1,359           1           -       1,360
========================================================================================

==================================================================================================================


                                                  DEPRECIATION
                           ------------------------------------------------------------
                                                       For the period
     Principal account      Accumulated               ----------------    Accumulated    Net book      Net book
                           at beginning               Rate                 at end of     value at      value at
                              of year     Deletions     %      Amount       period       3.31.03       12.31.02
------------------------------------------------------------------------------------------------------------------
  Real estate                        22           -    2              5            27         1,066         1,071
------------------------------------------------------------------------------------------------------------------
  Vehicles                            7           -   20              1             8            17            18
------------------------------------------------------------------------------------------------------------------
  Hardware and software              66           -   20             10            76            98           106
------------------------------------------------------------------------------------------------------------------
  Furniture and facilities           27           -   20              3            30            38            42
------------------------------------------------------------------------------------------------------------------
  Total as of 3.31.03               122           -                  19           141         1,219         1,237
==================================================================================================================

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Intangible assets
For the period of three months
commenced January 1, 2003 and ended March 31, 2003.
In comparative format with the fiscal year ended December 31, 2002. (figures stated in thousands of US dollars)





                                                                      Schedule B



================================================================================
                                            ORIGINAL VALUES
                            ----------------------------------------------------
                            At beginning of                            At end of
  Principal account               year       Increases   Deletions     period
-----------------------     ---------------  ---------   ---------     ---------
Logotype                            19          -          (19)             -

Organization expenses              294          -         (294)             -

Goodwill                         6,733          -             -         6,733

Total as of 3.31.03              7,046          -         (313)         6,733
================================================================================


====================================================================================================================================
                                               AMORTIZATION
                            ------------------------------------------------------
                            Accumulated                                              Valuation
                            at beginning                            Accumulated at   allowance    Net book value   Net book value at
  Principal account           of year    Deletions Rate %   Amount  end of period   (Schedule E)   at 3.31.03         12.31.02
-----------------------     ------------ --------- ------   ------  --------------  ------------  ---------------  -----------------
Logotype                          8         (8)     20           -             -             -           -               10

Organization expenses           138       (138)     20           -             -             -           -              157

Goodwill                      2,300           -     20         337       2,637       (1,007)         3,089            4,433

Total as of 3.31.03           2,446       (146)                337       2,637       (1,007)         3,089            4,600
====================================================================================================================================


Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Statement of Financial Condition as of March 31, 2003 and December 31, 2002 (figures stated in thousands of US dollars)

                                                                     Schedule C

==============================================================================================================


          Issuance and characteristics of the securities                 Book Value           Book Value
                                                                       as of 3.31.03        as of 12.31.02
--------------------------------------------------------------------------------------------------------------
Current  investments (*)
Special current account deposits (Note 12 and Schedule G)                         1,359               1,556

Time deposits (Note 12 and Schedule G)                                            9,080              10,258
Negotiable Obligations (Note 12 and Schedule G)                                     480                 419
                                                                   -------------------------------------------
Total current investments                                                        10,919              12,233
==============================================================================================================

(*) include accrued interest.

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Investments
Equity Interests in Other Companies and Other Investments
Statement of Financial Condition as of March 31, 2003 and December 31, 2002 (figures stated in thousands of US dollars)

                                                             Schedule C (contd.)

======================================================================================================================

    Issuance and characteristics of the               Class             Face Value       Number         Acquisition
                securities                                                                                 cost


-------------------------------------------- ------------------------- ------------- ---------------- ----------------
Non-current investments
Negotiable Obligations (Note 12 and
Schedule G)

Banco de Galicia y Buenos Aires S.A.         Ordinary class "A"           0.0003                 101
                                             Ordinary class "B"           0.0003         438,599,602
                                                                                     ---------------- ----------------
                                                                                         438,599,703          862,878

Net Investment S.A.                          Ordinary                     0.0003              10,500                8
                                             Irrevocable
                                             contributions                                                      6,726


Sudamericana Holding S.A.                    Ordinary class "A"           0.0003              31,302
                                             Ordinary class "B"           0.0003              41,735
                                                                                     ---------------- ----------------
                                                                                              73,037           11,075
                                             Irrevocable
                                             contributions                                                      3,328

Galicia Warrants S.A.                        Ordinary                     0.0003             175,000            3,969





                                             ------------------------- ------------- ---------------- ----------------
Total Non-current investments                                                                                 887,984


=============================================================================================================


    Issuance and characteristics of the       Quotation     Equity value      Book Value       Book Value
                securities                    per share     as of 3.31.03    as of 3.31.03   as of 12.31.02
                                                as of
                                               3.31.03

-------------------------------------------- ------------- ---------------- ---------------- ----------------
Non-current investments
Negotiable  Obligations (Note 12 and                                              43,581(*)        49,914(*)
Schedule  G)

Banco de Galicia y Buenos Aires S.A.
                                                  0,00064

                                                                   481,217          481,217          487,311

Net Investment S.A.


                                                                     2,870            2,870            2,577


Sudamericana Holding S.A.


                                                                     8,050            8,050            9,324



Galicia Warrants S.A.                                                1,416            1,416            1,300





                                             ------------- ---------------- ---------------- ----------------
Total Non-current investments                                      493,553          537,134          550,426
=============================================================================================================

XXXXX

===================================================================================================================================
                                                                                 INFORMATION ON THE ISSUING
                                            ---------------------------------------------------------------------------------------
                                                                           LATEST FINANCIAL STATEMENTS (Note 11)
                                            ---------------------------------------------------------------------------------------
                                                                                                                         %
                                                                                                                    of equity held
    Issuance and characteristics        Principal line of               Capital        Net          Shareholders'    in the capital
          of the securities                 business          Date       Stock      income/(loss)      equity            stock
----------------------------------- ---------------------- ------------ ---------- ---------------- ---------------- --------------
Non-current investments
Negotiable Obligations  (Note  12
and Schedule  G)

Banco de Galicia y Buenos
Aires S.A.

                                        Financial activities     3.31.03      157,269   (13,453)(**)         507,261     93.585537%

Net Investment S.A.                     Financial and
                                        investment activities

                                                                 3.31.03            4       (391)(**)          2,987         87,50%


Sudamericana Holding S.A.




                                        Investment activities    12.31.02          28     (2,463)(***)         9,173     87,500899%

Galicia Warrants S.A.                   Issuer of warehouse
                                        receipts and warrants

                                                                 01.31.03          67        (66)(#)           1,614         87.50%


                                        ---------------------- ------------- --------- ---------------- --------------- -----------
Total Non-current investments
======================================= ====================== ============= ========= ================ =============== ===========




(*) includes accrued interest.
(**) for the period of three months ended March 31, 2003.
(***) for the period of six months ended December 31, 2002.
(#) for the period of nine months ended January 31, 2003.

                            Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                           Allowances and Provisions
                            For the period of three months
               commenced January 1, 2003 and ended March 31, 2003.
      In comparative format with the fiscal year ended December 31, 2002.
                  (figures stated in thousands of US dollars)

                                                                      Schedule E

====================================================================================================================
              Captions                   Balance at           Increases           Decreases      Balance at end of
                                      beginning of year                                                period
--------------------------------------------------------------------------------------------------------------------
Allowances:

Valuation   allowance  -  Intangible
assets (Schedule B)                                   -               1,007                   -              1,007
--------------------------------------------------------------------------------------------------------------------
Total as of 3.31.03                                   -               1,007                   -              1,007
--------------------------------------------------------------------------------------------------------------------
Total as of 12.31.02                                  -              55,769            (55,769)                  -
--------------------------------------------------------------------------------------------------------------------
Provisions:                                           -
--------------------------------------------------------------------------------------------------------------------
Total as of 3.31.03                                   -                   -                   -                  -
--------------------------------------------------------------------------------------------------------------------
Total as of 12.31.02                                  -              13,540            (13,540)                  -
====================================================================================================================


                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Foreign Currency Assets and Liabilities
  Statement of Financial Condition as of March 31, 2003 and December 31, 2002
                  (figures stated in thousands of US dollars)

                                                                     Schedule G

=======================================================================================================================
                                                                      Amount in                          Amount in
                                       Amount and type                Argentine     Amount and type      Argentine
                                         of foreign                   currency        of foreign         currency
             Captions                     currency     Quotation      at 3.31.03        currency        at 12.31.02
-----------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and due from banks
Cash                                   US$           -    2.98                    -  US$         303              999
Imprest fund                           US$         314    2.98                  936  US$           6               20
Investments
Special current account deposits       US$       1,406    2.98                4,190  US$       1,406            4,638
Time deposits                          US$       1,941    2.98                5,784  US$       1,336            4,408
Negotiable obligations                             497    2.98                1,481              379            1,249
Other receivables
Sundry debtors                         US$         276    2.98                  822  US$          35              117
                                                                   -----------------                  -----------------
Total Current Assets                                                         13,213                            11,431
                                                                                                      -----------------
                                                                   -----------------
NON-CURRENT ASSETS
Investments
Negotiable obligations                 US$      45,094    2.98              134,380  US$      45,094          148,744
                                                                   -----------------                  -----------------
Total Non-current Assets                                                    134,380                           148,744
                                                                                                      -----------------
                                                                   -----------------
Total Assets                                                                147,593                           160,175
                                                                   =================                  =================
LIABILITIES
CURRENT LIABILITIES
Other debts
Sundry creditors                       US$          28    2.98                   84  US$          85              588
Expense accrual                        US$         125    2.98                  372  US$         189              643
                                                                                                      -----------------
                                                                   -----------------                  -----------------
Total Current Liabilities                                                       456                             1,231
                                                                   -----------------                  -----------------
                                                                                                      -----------------
Total Liabilities                                                               456                             1,231
=======================================================================================================================


                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
         Information required by Section 64, subsection b) of Law 19550
                         For the period of three months
              commenced January 1, 2003 and ended March 31, 2003.
                                ended March 31, 2003
    In comparative format with the same period of the previous fiscal year.
                  (figures stated in thousands of US dollars)

                                                                      Schedule H


=======================================================================================================================
                            Captions                                Total as of     Administrative      Total as of
                                                                      3.31.03          expenses           3.31.02
-----------------------------------------------------------------------------------------------------------------------
Salaries and social security charges                                            64                64               105
Services to the staff                                                            1                 1                 3
Directors' and syndics' fees                                                     5                 5                19
Fees for services                                                              131               131               578
Fixed asset depreciation                                                        19                19                15
Intangible asset amortization                                                  337               337               393
Leasing of brand (*)                                                             4                 4                 5
Stationery and office supplies                                                   2                 2                 1
Condominium Expenses                                                             5                 5                 2
Entertainment, transportation and per diem                                       1                 1                 1
Vehicles expenses                                                                1                 1                 2
Insurance                                                                        -                 -                10
Electricity and communications                                                   5                 5                 6
Taxes, rates and assessments and contributions                                  53                53                48
Bank charges (*)                                                                 -                 -                 1
General expenses (*)                                                            44                44                34
                                                                 ------------------------------------------------------
Total                                                                          672               672             1,223
=======================================================================================================================

(*) Balances net of eliminations corresponding to intercompany transactions (per Section 33 of Law 19550). See Note 12 to the financial statements.


                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
    Information required in addition to the Notes to the Financial Statements
                         For the period of three months
               commenced January 1, 2003 and ended March 31, 2003.
                         Presented in comparative format
                   (figures stated in thousands of US dollars)

NOTE 1:           LEGAL SYSTEMS
------            -------------

                  There are no significant specific legal systems entailing the lapsing of contingent benefits envisaged by those regulations or their rebirth.


NOTE 2:           CLASSIFICATION OF RECEIVABLES AND DEBTS
------            ---------------------------------------

                  2.1. Receivables: See Note 10 to the financial statements.

                  2.2. Debts: See Note 10 to the financial statements.

NOTE 3:           CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR
------            ----------------------------------------------------------
                  FINANCIAL EFFECTS
                  -----------------

                  3.1. Receivables: See Notes 2.a., 2.b. and 10 and Schedule G to the financial statements.

                  3.2. Debts: See Notes 2.a., 2.b. and 10 and Schedule G to the financial statements.


NOTE 4:           EQUITY INTERESTS IN OTHER COMPANIES - SECTION 33 OF LAW 19550
------            -------------------------------------------------------------

                  See Notes 10, 11 and 12 and Schedule C to the financial statements.


NOTE 5:           RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS
------            ---------------------------------------------------------

                  As of March 31, 2003 and December 31, 2002 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
   Information required in addition to the Notes to the Financial Statements
                                  (Continued)
                  (figures stated in thousands of US dollars)


NOTE 6:           PHYSICAL INVENTORY OF INVENTORIES
------            ---------------------------------

                  As of March 31, 2003 and December 31, 2002 the Company did not have any inventories.

NOTE 7:           FIXED ASSETS
------            ------------

                  See Schedule A to the financial statements.

                  a) As of March 31, 2003 and December 31, 2002 the Company did
                     not have any technically appraised fixed assets.

                  b) As of March 31, 2003 and December 31, 2002 the Company did
                     not have any obsolete fixed assets which have a carrying value.

                  c) As of March 31, 2003 and December 31, 2002, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.


NOTE 8:           INSURANCE
------            ---------

                  As of March 31, 2003 and December 31, 2002, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                  ================ ========================================= ============ ============ =============
                  Insured assets                                               Insured    Book Value    Book Value
                                                Risks covered                  amount        as of        as of
                                                                                            3.31.03      12.31.02
                  ---------------- ----------------------------------------- ------------ ------------ -------------
                     Vehicles      Third party  liability,  fire, theft and
                                   total loss.                                   26           17            18
                  ================ ========================================= ============ ============ =============


NOTE 9:           ALLOWANCES AND PROVISIONS
------            -------------------------

                  See Schedule E  to the financial statements.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
   Information required in addition to the Notes to the Financial Statements
                                  (Continued)
                  (figures stated in thousands of US dollars)


NOTE 10:          CONTINGENCIES
-------           -------------

                  As of March 31, 2003 and December 31, 2002, there were no contingencies highly likely to occur which have not been given accounting recognition.


NOTE 11:          IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS
-------           -------------------------------------------------------

                  As of March 31, 2003 and December 31, 2002, there were no irrevocable contributions towards future share subscriptions.

NOTE 12:          DIVIDENDS ON PREFERRED SHARES
-------           -----------------------------

                  As of March 31, 2003 and December 31, 2002, there were no cumulative unpaid dividends on preferred shares.


NOTE 13:          LEGAL RESERVE
-------           -------------

                  See Note 13   to the financial statements.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
       Supplementary and Explanatory Statement by the Board of Directors
            For the period of three months commenced January 1, 2003
                           and ended March 31, 2003.
                        Presented in comparative format
                  (figures stated in thousands of US dollars)

As called for by the norms regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors takes pleasure in submitting the following supplementary and explanatory information.

A. Current Assets:
   --------------

     a)   Receivables:
          1)   See Note 10 to the financial statements.
          2)   See Notes 4 and 10 to the financial statements.
          3) As of March 31, 2003 and December 31, 2002 the Company had not set up any allowances or provisions.

     b)   Inventories:
          As of March 31, 2003 and December 31, 2002, the Company did not have any inventories.

B. Non- Current Assets:
   -------------------

     a)   Receivables:
          As of March 31, 2003 and December 31, 2002 the Company had not set up any allowances or provisions.

     b)   Inventories:
          As of March 31, 2003 and December 31, 2002, the Company did not have any inventories.

     c)   Investments:
          See Note 11 and Schedule C to the financial statements.

     d)   Fixed assets:
          1) As of March 31, 2003 and December 31, 2002, the Company did not have any technically appraised fixed assets.
          2) As of March 31, 2003 and December 31, 2002, the Company did not have any obsolete fixed assets which have a carrying value.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
       Supplementary and Explanatory Statement by the Board of Directors
                                   (Continued)
                  (figures stated in thousands of US dollars)

     e)   Intangible assets:
          1)   See Note 2.e. and Schedules B and E to the financial statements.
          2) As of March 31, 2003 and December 31, 2002, there were no deferred charges.

C.   Current Liabilities:

     a)   Debts:
          1)   See Note 10 to the financial statements.
          2)   See Note 10 to the financial statements.

D.   Allowances and provisions:

          See Schedule E to the financial statements.

E. Foreign Currency Assets and Liabilities:

          See Note 2.b. and Schedule G to the financial statements.

F. Shareholders' Equity:

          1) As of March 31, 2003 and December 31, 2002, the Shareholders' Equity did not include the Irrevocable Advances towards Future Share Issues account.
          2) As of March 31, 2003 and December 31, 2002, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G.   Miscellaneous:

          1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law 19550 do not apply to its equity interests in other companies.
          2) As of March 31, 2003 and December 31, 2002, the Company recorded receivables for operations conducted with related companies for US$ 276 and US$ 35, respectively.
          3) As of March 31, 2003 and December 31, 2002 there were no receivables due from or loans granted to directors or syndics or members of the surveillance committee or their relatives up to the second degree inclusive.
          4)   See Notes 10 and 12 to the financial statements.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
       Supplementary and Explanatory Statement by the Board of Directors
                                  (Continued)
                  (figures stated in thousands of US dollars)


          5) As of March 31, 2003 and December 31, 2002, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:


                  ================ ========================================= ============ ============ =============
                  Insured assets                                               Insured    Book Value    Book Value
                                                Risks covered                  amount        as of        as of
                                                                                            3.31.03      12.31.02
                  ---------------- ----------------------------------------- ------------ ------------ -------------
                     Vehicles      Third party  liability,  fire, theft and
                                   total loss.                                   26           17            18
                  ================ ========================================= ============ ============ =============

               6) As of March 31, 2003 and December 31, 2002, there were no contingencies highly likely to occur which have not been given accounting recognition.

               7)   As of March 31, 2003 and December 31, 2002,  the Company did
                    not  have  any  receivables  or  debts  including   implicit
                    interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law 19550 in these financial statements.

Autonomous City of Buenos Aires, May 30, 2003.

(signed) Antonio Roberto Garces
Chairman

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                Informative Review as of March 31, 2003 and 2002
                  (figures stated in thousands of US dollars)

The loss for the period of three months ended March 31, 2003 reported by the Company amounts to US$ 19,664; it was generated by the valuation of the equity interest in Banco de Galicia y Buenos Aires S.A., which is Grupo Financiero Galicia S.A.'s principal source of income, as shown in its Income Statement.

Grupo Financiero Galicia S.A.'s strategy is to become a leading company engaged in providing comprehensive financial services and, at the same time, continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy will be carried out by supplementing the operations and business conducted by Banco de Galicia through equity interests in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The Ordinary and Extraordinary Meeting of Shareholders held on April 23, 2003 resolved to exercise the option envisaged in Section 24 of Decree No. 677/01, the Company not therefore adhering to the Optional Regime for the Mandatory Public Offering of Shares. It also approved the absorption of the total loss of US$ 487,329 for the fiscal year ended December 31, 2002 which, restated in currency of February 2003 amounted to US$ 491,579, with the Discretionary Reserve in the amount of US$ 163,787 which, restated at that date was US$ 165,215, and to carry forward the remaining loss of US$ 323,542 which, restated at that date, was US$ 326,364.

In July 2002, the Company received a letter from NASDAQ stating that the NASDAQ Staff Determination had noted the lack of an opinion in the Auditors' Report on the financial statements for the fiscal year ended December 31, 2001 added to the F-20 Form of the Securities & Exchange Commission, and that the financial statements had not been prepared observing the Generally Accepted Accounting Principles in the United States of America (US GAAP). In view of this, in order to prevent the American Depositary Shares (ADR) from being delisted from the NASDAQ National Market, Grupo Financiero Galicia S.A., enforcing its right as envisaged by the NASDAQ Market Regulations, requested a hearing before the NASDAQ Listing Qualifications Panel to review the decision issued by the NASDAQ Staff Determination. This automatically suspended the delisting from the NASDAQ National Market until a final decision is issued. As envisaged by NASDAQ regulations, the mentioned hearing took place on August 8, 2002, at which the representatives of the Company stated that the difficulties caused by the economic crisis affecting Argentina had prevented the Company from preparing the information required by current regulations, so they requested that an extension be granted to be able to comply with all the listing requirements. Subsequently, the representatives requested that

                         Grupo Financiero Galicia S.A.

 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                Informative Review as of March 31, 2003 and 2002
                  (figures stated in thousands of US dollars)

the Company's listed ADRs be transferred to NASDAQ SmallCap Market, which operates according to the same regulations and uses the same electronic market makers system.

On September 9, 2002, the Company received an answer from NASDAQ, informing the Company that the extension to present the Opinion of the External Auditors on the financial statements prepared in accordance with local accounting standards, requested at the hearing, had been granted until September 20, 2002, such Opinion having been presented on September 18, 2002, and to present those financial statements reconciled to US GAAP, until December 2, 2002. NASDAQ also informed the Company that as from September 13, 2002, the ADRs would be listed on the NASDAQ SmallCap Market, bearing the GGAEC symbol.
On December 10, 2002, the NASDAQ informed the Company that all listing requirements for the compliance of which the latter had requested an extension were deemed to have been met by it. The Company decided to keep its listing on the NASDAQ SmallCap Market and recover its GGAL symbol, which took place as from December 11, 2002.

On July 4, 2002 the Company approved a proposal made by Banco Galicia Uruguay S.A. by which it would receive 3% in cash and the balance in ordinary negotiable obligations, in exchange for investments it held in that entity.
On July 26, 2002, the Company entered into an agreement with that Bank by which it undertook to irrevocably exchange ordinary negotiable obligations for US$ 43,000 for subordinated negotiable obligations to those ordinary negotiable obligations for the same amount. On December 23, 2002, the Court of Montevideo hearing the case, approved the reorganization plan requested by Banco de Galicia Uruguay S.A..

In accordance with a resolution adopted by the Central Bank of Uruguay, as from January 9, 2003, Banco Galicia Uruguay S.A. implemented a payment program, which contemplates the reimbursement of 100% of deposits in US dollars plus interest to investors. As agreed, the first step consists of an initial payment of 3% in cash to each holder of time, savings account and demand deposits as of February 13, 2002, as well as the delivery of transferable rescheduled time deposit certificates, as the case may be, issued by Banco Galicia Uruguay S.A.

For the sake of brevity, we refer to the economic context within which the Company operated in Note 1 to these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                Informative Review as of March 31, 2003 and 2002
                  (figures stated in thousands of US dollars)


KEY STATEMENT OF FINANCIAL CONDITION FIGURES


                                                    3.31.03         3.31.02          3.31.01         3.31.00
Current Assets                                       11,564           15,535          22,043                2
Non-current Assets                                  541,470          804,462         965,892          441,917
                                              --------------  ---------------  --------------  ---------------
Total Assets                                        553,034          819,997         987,935          441,919
                                              ==============  ===============  ==============  ===============

Current Liabilities                                     800              873             313            1,119
Non-current liabilities                              15,928                2               2                2
                                              --------------  ---------------  --------------  ---------------
Subtotal                                             16,728              875             315            1,121
                                              --------------  ---------------  --------------  ---------------

Shareholders' Equity                                536,306          819,122         987,620          440,798
                                              --------------  ---------------  --------------  ---------------
Total                                               553,034          819,997         987,935          441,919
                                              ==============  ===============  ==============  ===============


KEY INCOME STATEMENT FIGURES



                                                   3.31.03          3.31.02          3.31.01         3.31.00
Ordinary operating result                          (14,175)        (205,994)          36,997           14,497
Financial results                                   (6,554)         (14,049)              88              (7)
Other income and expenses                             1,065               35            (23)              194
                                             ---------------  ---------------  --------------  ---------------
Ordinary net (loss)/ income                        (19,664)        (220,008)          37,062           14,684
                                             ---------------  ---------------  --------------  ---------------
Net (loss) / income                                (19,664)        (220,008)          37,062           14,684
                                             ===============  ===============  ==============  ===============


RATIOS

                                                    3.31.03          3.31.02         3.31.01          3.31.00
--------------------------------------------------------------------------------------------------------------
Liquidity                                            14.4374         17.7948          70.3895          0.0020
Indebtedness                                          0.0312          0.0011           0.0003          0.0025
Return on equity                                    (0.0354)        (0.2117)           0.0390          0.0345
-------------------------------------------------------------------------------------------------------------


The Company's individual financial statements have been considered to disclose the key balance sheet figures and key income statement figures, as its consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                Informative Review as of March 31, 2003 and 2002
                  (figures stated in thousands of US dollars)


For comparative purposes, the balances as of March 31, 2002, 2001 and 2000 have been restated to constant currency as of February 28, 2003.

Equity interests in other companies

*    Banco de Galicia y Buenos Aires S.A.
See section entitled "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries", in Note 1 to the financial statements.

*    Net Investment S.A.

Net Investment S.A. is a holding company, which is engaged in investing and developing technology business and it provides communications, internet, connectivity and contents services, in order to create value for its shareholders. Grupo Financiero Galicia S.A. holds an 87.50% equity interest in this company and Banco de Galicia y Buenos Aires S.A., owns the remaining 12.50% of its capital stock.

Irrevocable cash contributions made as of March 31, 2003 amounted to US$ 1,404. Between January 1 and May 27, 2003, the Company made new irrevocable cash contributions of US$ 996.

On July 16, 2002, Net Investment S.A. acquired 749 shares which represent 6.2416% of the capital stock of B2Agro S.A., taking its interest to 99.99167%. This company operates under the trade name Red de Campo in the agricultural and livestock sector. As a service company, it provides solutions to all participants in the agricultural and livestock production chain in order to facilitate their management, business and integration by grouping and intercommunicating them, thus forming the first private network in the sector. As of March 31, 2003, that network consisted of more than 500 agricultural and livestock producers and more than 30 providers of goods and services, which were carefully selected based on their skills and administration and technology levels.

B2Agro is currently implementing the granting of financing for working capital to the mentioned sector through a program by which it participates in all aspects, from the search

                         Grupo Financiero Galicia S.A.

  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                Informative Review as of March 31, 2003 and 2002
                  (figures stated in thousands of US dollars)


for inputs to the sale of grains on the complex futures market. To this end it has acquired a share in Mercado a Termino de Buenos Aires.

In April 2003, the Ordinary and Extraordinary Meeting of Shareholders of Duenovende S.A., in which Net Investment S.A. holds an interest, resolved to dissolve the Company in advance and subsequently liquidate it, in view of the macroeconomic situation and the measures implemented by the Argentine Government that significantly affected the mortgage loan business, leading to a significant decrease in real estate purchase and sale operations, areas linked with the main source of income of the company, so that the "Soloduenos" web site ceased to operate since January 1, 2003, and because there are no prospects for undertaking new projects. Nevertheless, Banco de Galicia y Buenos Aires S.A. continues to offer real estate properties for sale and financing for their acquisition through its e-galicia.com web page.


Net Investment S.A. permanently evaluates various other types of new business in relation to e-commerce, development of internet projects, broadband communications and contents for wireless services. In all these projects, the company is seeking to make use of the synergies with the operations carried out by Grupo Financiero Galicia S.A. and Banco de Galicia y Buenos Aires S.A..

*    Sudamericana Holding S.A.

Sudamericana Holding S.A. is a group of life and retirement insurance companies.

The equity interest held by Grupo Financiero Galicia S.A. in this company is 87.50%, and the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A..

In April 2002, Grupo Financiero Galicia S.A. purchased 8 functional units of the building located at Maipu 241, in the amount of US$ 841 through the release of the guarantees provided by Hartford Life International Ltd. and Hartford Life Ltd. in favor of Grupo Financiero Galicia S.A., as stipulated in the contract for the purchase of shares in Sudamericana Holding S.A. executed on September 7, 2001.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                Informative Review as of March 31, 2003 and 2002
                  (figures stated in thousands of US dollars)


The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider, thus supplementing those businesses which Banco de Galicia y Buenos Aires S.A. may only conduct to a limited extent, in line with prevailing regulations.

As of December 31, 2002, the production of all Group companies represented 3.0% of the life insurance market, being ranked 10th among life insurers. As of March 31, 2003, Sudamericana Holding S.A. had 1,415,601 insureds and 40,155 insurance policies.

In a year of profound changes, the company's business was focused primarily on the maintenance of its portfolio, loyalty campaigns being addressed to its current customers.
In the search for products adapted to the new market conditions, the company launched a health plan, which combines the payment of compensation with the providing of medical services. It also strengthened the sale of personal accident insurance and other low premium life insurance plans.
The distribution was oriented towards independent agents and a program was set in motion to form an insurance broker network of its own. The new insurance underwriter and broker network, which operates as a new company under the name of Sudamericana Asesores de Seguros S.A., currently has more than 100 active members. The company also continued to strengthen the sale of insurance policies through non-traditional channels, implementing a telephone sale program and extending such sale through the branches of Tarjetas Regionales S.A.

*    Galicia Warrants S.A.

Galicia Warrants S.A. was established in April 1993, and is authorized to store goods and issue Warehouse Receipts and Warrants, in line with the provisions of Law 9643. Its corporate purpose is to facilitate access to credit and financing, secured by goods that remain under its custody.
Grupo Financiero Galicia S.A. holds an 87.50% equity interest in this company and Banco de Galicia y Buenos Aires S.A., owns the remaining 12.50% of its capital stock.

Galicia Warrants has provided its goods custody and control services to more than 600 companies at more than 800 warehouses distributed throughout Argentina, the humid pampa being the region where most of its business is concentrated. Its principal customers belong to the agricultural, industrial and agroindustrial sectors, as well as exporters and retailers.

Billings for the period of eight months ended December 31, 2002 amounted to US$ 648.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                Informative Review as of March 31, 2003 and 2002
                  (figures stated in thousands of US dollars)

As mentioned in Note 1 to the financial statements, the impact generated by all these measures adopted to date by the Government on the financial statements of Grupo Financiero Galicia S.A. and its controlled entities as of March 31, 2003 was recognized according to evaluations and estimates made at the date of preparing them. Future actual results might differ from those evaluations and estimates and those differences could be significant. Therefore, the financial statements of Grupo Financiero Galicia S.A. may not report all the adjustments that could result from these adverse conditions or from any future amendments that could be made to legal and regulatory norms in force.

At this time it is not possible to foresee the effect of future development of the country's economy or its consequences on the economic and financial position of Grupo Financiero Galicia S.A.
In the case of the financial system, one of the most important issues is to achieve the regeneration of credit, which is essential for economic growth, taking advantage of the greater competitiveness produced by a high real exchange rate, and to rebuild public trust in the banking system as a savings instrument. The possibility of Argentina returning to sustained growth will largely depend on the recovery of the financial system because, within a context of lack of access to international markets the generation of credit will only be possible through the domestic financial system, and because the banking system is an essential component of any market economy.
The Company's outlook for the current period is basically linked with the development of the Argentine economy, and particularly of the financial system. Autonomous City of Buenos Aires, May 30, 2003.
(Signed) Antonio Roberto Garces President.

I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached financial statements, notes and schedules, as well as the information required in addition to the notes to the financial statements by Section 68 of the Buenos Aires Stock Exchange regulations, supplementary and explanatory statement by the Board of Directors required by the Cordoba Stock Exchange regulations and the informative review corresponding to Grupo Financiero Galicia S.A. for the period of three months ended March 31, 2003, presented in comparative format, produced in Spanish, a copy of which I have had before me.
Given and signed in Buenos Aires, Argentina on June 25, 2003.
Es traduccion fiel al ingles de los estados contables, notas y anexos, informacion adicional requerida por el Articulo 68 del reglamento de la Bolsa de Comercio de Buenos Aires, declaracion del Directorio complementaria y aclaratoria requerida por el reglamento de la Bolsa de Comercio de Cordoba y la resena informativa correspondientes a Grupo Financiero Galicia S.A. por el periodo de tres meses terminado el 31 de marzo de 2003, presentado en forma comparativa, redactados en idioma castellano que se acompanan en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 25 de junio de 2003.

TRADUCCION PUBLICA
Report of the Supervisory Syndics Committee
To the Directors and Shareholders of
Grupo Financiero Galicia S.A.

In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the documents detailed in section I. below. Such documents are the responsibility of the Board of Directors of the Company.

I.   DOCUMENTS REVIEWED
     ------------------

We have performed a limited review of the Statement of Financial Condition of Grupo Financiero Galicia S.A. as of March 31, 2003, Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the period of three months then ended, as well as Notes 1 to 17, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statements by article 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, as required by the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, which supplement them.

Furthermore, we have performed a limited review of the Consolidated Statement of Financial Condition of Grupo Financiero Galicia S.A as of March 31, 2003 and the Consolidated Income Statement and Consolidated Statement of Cash Flows for the period of three months then ended, as well as Notes 1 to 20, which are presented as supplementary information.

II.  SCOPE OF THE LIMITED REVIEW
     ---------------------------

We performed our work in accordance with standards applicable to syndics. These standards require syndics to review the documents detailed in section I. observing prevailing auditing standards for the limited review of financial statements for interim periods, and verify the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and evaluate the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects.

For purposes of our professional  work in relation to the documents  detailed in section I., we reviewed the work performed by the external auditors, who issued their report on May 30, 2003 in accordance with prevailing auditing standards for the limited review of financial statements for interim periods, in which they expressed no opinion on the above-mentioned financial statements.
Such review included verifying the planning of the work, as well as the nature, scope and timing of the procedures applied and the results of the limited review performed by those professionals. A limited review mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for accounting and financial issues. This review is substantially less in scope than an audit of financial statements, the objective of which is to issue an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion. It is not the responsibility of the Supervisory Syndics Committee to perform any control over the management, so our review did not cover the business decisions and criteria regarding the different areas of the Company, as such matters are the exclusive responsibility of the Board of Directors.

In addition, we have verified that the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the period of three months ended March 31, 2003, contain the information required by
Regulations of the National Securities Commission, Section 68 of the Buenos Aires Stock Exchange regulations and Section 2 of the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations,
respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation, so we have no observations to make. Assumptions and projections on future events contained in that documentation fall within the exclusive responsibility of the Board of Directors.

III. PRELIMINARY EXPLANATIONS
     ------------------------

The Board of Directors has evaluated in Note 1 to the financial statements the conditions existing in relation to the economic measures adopted by the Government to confront the crisis affecting Argentina, a process that has not yet been concluded. The impact generated by those measures on the economic and financial situation of the Company and its controlled entities has been recognized in the financial statements according to the evaluations and estimates made by Management. Future actual results could differ with various degrees of significance from those evaluations and estimates. The existence of processes for restructuring the credit portfolio and renegotiating liabilities not yet defined at the controlled entities generates uncertainty as to their final outcome and their impact on the financial position and future development of those companies and, consequently, of the Company.
Furthermore, the equity interest held by the Company in Banco de Galicia y Buenos Aires S.A. represents approximately 87% of its Assets and 90% of its Shareholders' Equity, therefore requiring a special mention.

The situation of that Entity and its controlled entities produced by the crisis affecting the Argentine financial sector, as well as the situation of the Company in particular, has given rise to the situations that have been disclosed by the Company in Note 1 to the financial statements and Note 3 to the consolidated financial statements, and by the external auditors in sections 3. to 12. of their report, the development and resolution of which will have a significant effect on the normal conduct of the Company's operations in the future. In notes to its financial statements, the Company discloses assets and liabilities of its own and/or owned by its controlled entities, for the valuation and allocation of which it has applied the criteria established by the Argentine Central Bank, or based on premises on future events, which differ from professional accounting standards. Sections 13 and 14 of the report issued by the auditors show situations related to those items, so no opinion is issued on the net worth and financial effects they could have on Grupo Financiero Galicia S.A. and its controlled entities. This Supervisory Syndics Committee concurs with those statements. Consequently, the financial statements should be analyzed in the light of these uncertain circumstances.

IV.  CONCLUSION
     ----------

In our  opinion,  based on the  review  performed  with the scope  mentioned  in section II., the accompanying financial statements have been prepared in accordance with professional accounting standards prevailing in the Autonomous City of Buenos Aires, except for the application of valuation, disclosure and revenue recognition criteria relating to directly and indirectly controlled companies, as disclosed in the notes to financial statements and to consolidated financial statements, which differ from those standards. Therefore, the financial condition, results of operations and changes in shareholders' equity disclosed have been determined on the basis of the application of those standards. Nevertheless, in view of the effect on the above financial statements that could derive from possible adjustments and reclassifications that might be required following resolution of the situation described in the Preliminary Explanations in section III. above, we understand that the financial statements referred to above, as well as the financial condition, results of operations and changes in shareholders' equity disclosed in them, should be read and construed in the light of the uncertain conditions generated by subsequent economic developments, the impact of which on the Company's economic and financial position cannot be evaluated with reasonable certainty. Therefore, we do not issue any opinion in this connection.

As regards the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the period of three months ended March 31, 2003, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Board of Directors of the Company.

Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal respects, in compliance with legal rules prevailing in Argentina.

Autonomous City of Buenos Aires, June 2, 2003
---------------------------------------------

(Signed) LUIS O. ODDONE, ADOLFO HECTOR MELIAN and NORBERTO DANIEL CORIZZO, Syndics, for the Syndics' Committee.

I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached Report of the Supervisory Syndics Committee corresponding to Grupo Financiero Galicia S.A. for the period of three months ended March 31, 2003, produced in Spanish, a copy of which I have had before me.
Given and signed in Buenos Aires, Argentina on June 20, 2003.
This translation consists of 4 pages.
Es traduccion fiel al ingles del Informe de la Comision Fiscalizadora correspondiente a Grupo Financiero Galicia S.A. por el periodo de tres meses terminado el 31 de marzo de 2003, redactado en idioma castellano cuya copia se acompana en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 20 de junio de 2003. Consta de 4 fojas utiles.

[LOGO OF PRICE WATERHOUSE]
-------------------------------------------------------------------------------
                                      Price Waterhouse & Co.
                                      Av. A. Moreau de Justo 270, Piso 2(degree)
                                      C1107AAF Ciudad de Buenos Aires
                                      Tel. (54-11) 4319-4600
                                      Fax (54-11) 4315-6448 / 9

                              LIMITED REVIEW REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456, Piso 2(0)
Autonomous City of Buenos Aires
-------------------------------

1. We have performed a limited review of the statement of financial condition of Grupo Financiero Galicia S.A. as of March 31, 2003 and the related income statement, statement of changes in shareholders' equity and statement of cash flows for the periods of three months ended March 31, 2003 and 2002, as well as Notes 1 to 17, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statement by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, which supplement them. Furthermore, we have performed a limited review of the consolidated statement of financial condition of Grupo Financiero Galicia S.A. as of March 31, 2003, and the consolidated income statements and consolidated statements of cash flows for the periods of three months ended March 31, 2003 and 2002, together with Notes 1 to 20, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Company in the exercise of its exclusive functions.


2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for the preparation of the information included in the financial statements and their subsequent analysis. These limited reviews are substantially less in scope than an audit examination, the objective of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company's financial position, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial position, the consolidated results of its operations and consolidated cash flows.

3. The equity interest held by the Company in Banco de Galicia y Buenos Aires S.A. as of March 31, 2003 represents approximately 87% and 90% of that company's assets and shareholders' equity, respectively. The possibility of recovering that investment has been affected by the uncertain circumstances detailed in paragraphs 4. to 12. below.

4.   As  described  in Note 1 to the  financial  statements,  Banco de Galicia y
     Buenos Aires S.A. continues with the restructuring process involving certain financing of its private sector portfolio which amounts to approximately $414,000 (US$ 138,926 thousand) and $373,000 thousand (US$ 125,168 thousand) as of March 31, 2003 and December 31, 2002, respectively. At the date of issue of this report, it is not possible to foresee the impact on the classification of debtors and the levels of allowances set up, which could derive from the outcome of that process.

5. As mentioned in Note 1 to the financial statements, the Government has declared default on public debt servicing in early 2002. Consequently, it is not possible to assure that the recoverable values of government securities and financing to the public sector recorded by the Company under "Government and corporate securities", "Loans" and "Other receivables resulting from financial brokerage", in the consolidated statement of financial condition, including trust funds, will exceed their respective net carrying values which as of March 31, 2003 and December 31, 2002 amount to approximately $17,246,000 thousand (US$ 5,787,248 thousand) and $17,531,000 thousand (US$ 5,882,886 thousand), respectively.

6. Without prejudice to the statement made in paragraph 5 above, as mentioned in Note 1 to the financial statements, Banco de Galicia y Buenos Aires S.A. records $599,716 thousand (US$ 201,247 thousand) and $6,214,918 thousand (US$ 2,085,543 thousand) in "Government and corporate securities" and "Other receivables resulting from financial brokerage", respectively, as of March 31, 2003, which were generated by the request for compensation for the losses caused by the devaluation of the currency and conversion into pesos that Bank submitted to the Argentine Central Bank. The calculation of that compensation is pending review and approval by the Argentine Central Bank. As of December 31, 2002, that Bank recorded $693,471 thousand (US$ 232,708 thousand) and $7,098,505 thousand (US$ 2,382,049 thousand) under "Government and corporate securities" and "Other receivables resulting from financial brokerage", respectively, for that item.

7. As of March 31, 2003 and December 31, 2002, Banco de Galicia y Buenos Aires S.A. records rescheduled deposits (CEDROS) for $803,458 thousand (US$ 269,617 thousand) and $874,703 thousand (US$ 293,525 thousand), respectively, under liabilities, without including interest or the adjustment from application of the Reference Stabilization Index, corresponding to deposits converted into pesos under Decree 214/02. Furthermore, as of March 31, 2003, Banco de Galicia y Buenos Aires S.A. recorded $469,498 thousand (US$ 157,550 thousand) in "Intangible assets", paid in compliance with court resolutions ordering Banco de Galicia y Buenos Aires S.A. to reimburse its customers for the difference between the deposits converted into pesos and their value at the free US dollar exchange rate. As of December 31, 2002, Banco de Galicia y Buenos Aires S.A. had recorded $446,756 thousand (US$ 149,918 thousand) in "Other receivables resulting from financial brokerage" for that item. As explained in Note 1 to the financial statements, so far the Supreme Court of Justice has not issued any decision on the legal actions filed with it requesting that the above-mentioned Decree be declared unconstitutional, so it is not possible to determine the final settlement values to be applied to those deposits converted into pesos or whether the amounts already paid will be recovered by Banco de Galicia y Buenos Aires S.A..

8. As mentioned in Note 1 to the financial statements, Banco Galicia Uruguay S.A., an entity controlled by Banco de Galicia y Buenos Aires S.A. has been intervened by the Central Bank of Uruguay. In addition, its controlled entity, Banco de Galicia (Cayman) Ltd. is subject to a provisional liquidation process. These processes, including the transfer of securities to Banco Galicia Uruguay S.A. in compensation for the assets converted into pesos described in Note 1 to the financial statements, had not been concluded at the date of issue of these financial statements, so there is uncertainty as to the effects derived from the outcome of those processes on the assets and liabilities of those entities and on the assets and liabilities and financial position of Grupo Financiero Galicia S.A., including the recoverability of the restructured investment held by the Company in Banco Galicia Uruguay S.A.

9. As mentioned in Note 8 to the consolidated financial statements, certain companies controlled by Banco de Galicia y Buenos Aires S.A. have renegotiated or are renegotiating their debts in respect of Negotiable Obligations through the delivery of Debt Certificates secured by a trust. Those debts have been valued according to the method of the present value of future discounted cash flows, which means the assumption of premises on future events or the estimated settlement value of balances not yet restructured. Actual results could differ from the estimates made by the Management of the controlled entities on the basis of the actual development of those premises and the negotiations not yet concluded.

10. As indicated in Note 1 to these financial statements, Banco de Galicia y Buenos Aires S.A. recorded $118,232 thousand (US$ 39,675 thousand) under "Other receivables resulting from financial brokerage" as of March 31, 2003, for the estimate of the difference resulting from applying the Reference Stabilization Index (CER) to the loans subject to adjustment by applying the Salary Variation Index (CVS). This additional compensation was pending resolution by the government authorities at the date of issue of these financial statements.


11. The situation of Banco de Galicia y Buenos Aires S.A. and its controlled entities, derived from the liquidity crisis affecting the Argentine financial system and worsened by the effects of the measures and economic context mentioned in Note 1 to the financial stsatements and the effects that could derive following resolution of the situations described in paragraphs 4 to 10 above, as well as compliance by Banco de Galicia y Buenos Aires S.A. with the "Galicia Capitalization and Liquidity Plan" detailed in Note 1 to the financial statements, which mainly contemplates keeping its liquidity levels, the restructuring and/or capitalization of its financial obligations and the reduction of charges for non-compliance with technical ratios, in addition to the mismatching of terms and yields of assets and liabilities and the recoverable value of goodwill, are factors that raise doubts about the normal course of business of Banco de Galicia y Buenos Aires S.A.. that Bank has prepared its financial statements following the accounting principles described in Notes 2 and 3 to the consolidated financial statements, which are applicable to a going concern. Therefore, those financial statements do not include the effects of possible adjustments and reclassifications, if any, that might be required following resolution of the situations described above and if Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. were obliged to sell their assets and settle their liabilities, including contingencies, in conditions other than those prevailing at the date of issue of the financial statements.

12. As mentioned in Note 1, as a result of the economic crisis affecting Argentina, the period under consideration has been affected by all measures adopted by the Government. The future development of the economic crisis could require the Government to modify some of the measures adopted or to issue new regulations. Furthermore, the estimates contained in these financial statements could vary as a result of future events. Therefore, the financial statements of the Company must be read in the light of these circumstances.

13. Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following valuation and disclosure criteria established by Argentine Central Bank regulations. As mentioned in Note 3 to the consolidated financial statements, these criteria for valuing certain assets and liabilities and the financial reporting requirements established by the control entity are not in accordance with CNV regulations and professional accounting standards in force in the Autonomous City of Buenos Aires. Except for the cases indicated in that Note, the effect on the financial statements derived from the different valuation and disclosure criteria has not been quantified by Grupo Financiero Galicia S.A.

14. The criterion for consolidating the interests in Banco Galicia Uruguay S.A. and Banco Galicia (Cayman) Ltd., described in Note 4 to the consolidated financial statements, are not in accordance with professional accounting standards. The estimated effects derived from the addition of the assets and liabilities of those entities on the consolidated financial statements of Grupo Financiero Galicia S.A. have been described in Note 1.

15. The Company carries its accounting records and reports its net worth and financial position, results of operations, changes in shareholders' equity and cash flows in Argentine currency, as required by existing legal rules. Nevertheless, the financial statements mentioned in paragraph 1. have been translated to U.S. dollars at the exchange rate of US$ 1 = $ 2.98 prevailing at March 31, 2003, in connection with their presentation to the National Securities Commission and in compliance with the provisions of General Resolution No. 368/2001.
     The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which may differ from the accounting principles generally accepted in jurisdictions other than Argentina, where those financial statements are to be used.

16. In view of the effect on the financial statements of the Company that could derive from the adjustments or reclassifications, if any, which might be required following resolution of the situations described in paragraphs 3 to 12 above, and considering the departures from professional accounting standards mentioned in paragraphs 13 and 14 above, we are not in a position to make any statement concerning the financial statements of Grupo Financiero Galicia S.A., and its consolidated financial statements as of March 31, 2003 and 2002 taken as a whole.

17. We have audited the financial statements as of December 31, 2002 in accordance with auditing standards prevailing in Argentina and issued a report disclaiming an opinion on those financial statements on February 17, 2003. The comparative information included in the statement of financial condition and related notes stems from those financial statements of the Company as of December 31, 2002.

18.  As called for by the regulations in force, we report that:

     a) The financial statements referred to in paragraph 1. stem from accounting records kept in all formal respects as called for by legal rules prevailing in Argentina. Those financial statements have been transcribed to the "Inventory and Balance Sheet" book and have been prepared in line with the provisions of Law 19550 and CNV regulations.
     b) We have read the Informative Review and the Information required in addition to the Notes to the Financial Statements by article 68 of the Buenos Aires Stock Exchange regulations, as well as the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, and insofar as concerns our field of competence, we have no significant observations to make concerning them. The projections on future events stated in that documentation are the exclusive responsibility of the Company's Board of Directors.
     c) As of March 31, 2003, the liabilities accrued in respect of employee withholdings and employer contributions towards the Integrated Pension and Survivors' Benefit System, according to the accounting records, amounted to $ 6,718.90 (US$ 2,255), which were not yet due at that date.


Buenos Aires, May 30, 2003
--------------------------                               PRICE WATERHOUSE & CO.


                                                                      (Partner)
                                      -----------------------------------------
                                        Professional Registration of the Firm:
                                            C.P.C.E.C.A.B.A. To. 1 Fo. 1
                                              Ignacio Javier Casas Rua
                                             Public Accountant (U.B.A.)
                                           C.P.C.E. C.A.B.A. To. 121 Fo. 94